Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224939

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

The board of directors of Wesbanco, Inc., or Wesbanco, and the board of directors of Farmers Capital Bank Corporation, or Farmers Capital, have agreed to a merger of the two companies, which we refer to as the “merger,” under the terms and subject to the conditions of the Agreement and Plan of Merger, dated April 19, 2018, and referred to in this document as the merger agreement by and between Wesbanco, Wesbanco Bank, Inc., Farmers Capital and United Bank & Capital Trust Company (the “merger agreement”). At the effective time of the merger, Farmers Capital will merge with and into Wesbanco with Wesbanco continuing as the surviving corporation (the “merger”). Immediately following the merger, United Bank & Capital Trust Company, Farmers Capital’s wholly owned bank subsidiary, will merge with and into Wesbanco Bank, Inc., Wesbanco’s wholly owned bank subsidiary, which we refer to as the “bank merger,” with Wesbanco Bank, Inc. surviving the bank merger.

If the merger is completed, each share of common stock, $0.125 par value per share, of Farmers Capital (“Farmers Capital common stock”) outstanding immediately prior to the effective time of the merger, will be converted into the right to receive (1) 1.053 shares of common stock, $2.0833 par value per share, of Wesbanco (“Wesbanco common stock”), subject to adjustment as described in the merger agreement, and (2) $5.00 in cash, without interest, which we collectively refer to as the “merger consideration.” Shares of Wesbanco common stock will be unaffected by the merger and the merger will be tax-free to Wesbanco shareholders. Shareholders of Farmers Capital common stock generally will not recognize any gain or loss upon receipt of shares of Wesbanco common stock in exchange for Farmers Capital common stock pursuant to the merger, but will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration (excluding cash received in lieu of fractional shares of Wesbanco common stock).

This proxy statement/prospectus is being distributed in connection with a special meeting of Farmers Capital shareholders. At that meeting, Farmers Capital shareholders will be asked to consider the following proposals: (1) approval of the merger agreement; (2) approval, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and (3) approval of the adjournment of the Farmers Capital special meeting if necessary or appropriate to solicit additional proxies in favor of the approval of the merger agreement.

The number of shares of Wesbanco common stock that Farmers Capital shareholders will receive for the merger consideration is fixed, so that the market value of those shares will fluctuate with the market price of Wesbanco common stock and will not be known at the time Farmers Capital shareholders vote on the merger agreement. Based on the closing price of Wesbanco’s common stock of $44.22 on the NASDAQ Global Select Market on April 19, 2018, the last full trading day immediately prior to the public announcement of the merger agreement, the value of the per share merger consideration payable to Farmers Capital shareholders was $51.56. Based on the $46.59 closing price of Wesbanco’s common stock on June 13, 2018, the last practicable full trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to Farmers Capital shareholders was $54.06. We urge you to obtain current market quotations for Wesbanco common stock (NASDAQ: trading symbol “WSBC”) and Farmers Capital common stock (NASDAQ: trading symbol “FFKT”). The estimated maximum number of shares of Wesbanco common stock issuable in the merger is expected to be approximately 7,927,453 shares.

Your vote is very important. Whether or not you plan to attend the Farmers Capital special meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions on the proxy card. Farmers Capital shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the proxy card. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. We cannot complete the merger unless Farmers Capital shareholders approve the merger agreement.

The accompanying document is a proxy statement of Farmers Capital and a prospectus of Wesbanco, and provides you with information about Farmers Capital, Wesbanco, the proposed merger and the special meeting of Farmers Capital shareholders. Farmers Capital encourages you to carefully and thoughtfully read this entire document, including all its annexes, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 22. You also can obtain information about Farmers Capital and Wesbanco from publicly available documents filed with the Securities and Exchange Commission.

After careful consideration, the Farmers Capital board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Farmers Capital and its shareholders. Accordingly, the Farmers Capital board of directors unanimously recommends that Farmers Capital shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation payable to the named executive officers of Farmers Capital in connection with the merger, and “FOR” the proposal to adjourn the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the scheduled time of the special meeting.

We thank you for your continued support of Farmers Capital and look forward to the successful completion of the merger.

Sincerely,

Lloyd C. Hillard, Jr.

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities Wesbanco is offering through this proxy statement/prospectus are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document incorporates important business and financial information about Wesbanco and Farmers Capital that is not included in or delivered with this document. This information is available without charge to Farmers Capital shareholders upon written or oral request at the applicable company’s address and telephone number listed in “Additional Information.” To obtain timely delivery, Farmers Capital shareholders must request the information no later than July 16, 2018. Please see “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96 for instructions to request this and certain other information regarding Wesbanco and Farmers Capital.

This proxy statement/prospectus is dated June 15, 2018, and is first being mailed to the Farmers Capital shareholders on or about June 18, 2018.

202 West Main Street

Frankfort, Kentucky 40601

(502) 227-1668

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On July 23, 2018

Notice is hereby given that a special meeting of shareholders of Farmers Capital Bank Corporation (“Farmers Capital”), a Kentucky corporation, will be held at United Bank & Capital Trust Company, 125 West Main Street, Frankfort, Kentucky, on Monday, July 23, 2018, at 9:00 a.m. Eastern Daylight Time, to consider and vote upon the following proposals described in the accompanying proxy statement/prospectus:

1. A proposal to approve the Agreement and Plan of Merger, dated as of April 19, 2018, as it may be amended from time to time, by and between Wesbanco, Inc. (“Wesbanco”) a West Virginia corporation, Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly owned subsidiary of Wesbanco, Farmers Capital, and United Bank & Capital Trust Company, a Kentucky state-chartered commercial bank and a wholly owned subsidiary of Farmers Capital (“United Bank”), which provides for, among other things, the merger of Farmers Capital with and into Wesbanco, with Wesbanco as the surviving entity, as more fully described in the attached proxy statement/prospectus.

2. A proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger.

3. A proposal to approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the proposal to approve the merger agreement.

Only holders of record of Farmers Capital common stock at the close of business on May 31, 2018 will be entitled to notice of, and to vote at, the Farmers Capital special meeting and any adjournment thereof. Provided that a quorum exists for the special meeting, approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Farmers Capital common stock entitled to vote thereon. Approval of each of the other proposals to be voted on at the Farmers Capital special meeting requires the affirmative vote of the holders of a majority of the shares of Farmers Capital common stock present in person or by proxy at the special meeting.

Shareholders of Farmers Capital are entitled to dissenters’ rights under Chapter 271B, Subtitle 13 of the Kentucky Business Corporation Act, which we refer to as the “KBCA,” provided they follow the procedures and satisfy the conditions set forth in Chapter 271B, Subtitle 13 of KBCA. For more information regarding dissenters’ rights, see the section entitled “Proposal No. 1 -Dissenters’ Rights of Farmers Capital Shareholders” beginning on page 62 of this proxy statement/prospectus. In addition, a copy of Chapter 271B, Subtitle 13 of the KBCA is attached as Annex C to this proxy statement/prospectus. Failure to strictly comply with Chapter 271B, Subtitle 13 of the KBCA may result in your waiver of, or inability to, exercise dissenters’ rights.

The Farmers Capital board of directors has carefully considered the terms of the merger agreement and believes that the merger is in the best interests of Farmers Capital and its shareholders. The Farmers Capital board of directors has unanimously approved the merger agreement and unanimously recommends that shareholders vote: “FOR” approval of the merger agreement; “FOR” approval, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and “FOR” the adjournment of the Farmers Capital special meeting if necessary or appropriate to solicit additional proxies in favor of the approval of the merger agreement. In considering the recommendation of the board of directors of Farmers Capital, you should be aware that certain directors and executive officers of Farmers Capital will have interests in the merger that may be different from, or in addition to, the interests of Farmers Capital shareholders generally. See the section entitled “Interests of Certain Persons the Merger” beginning on page 57 of the accompanying proxy statement/prospectus. In addition, certain of the executive officers and all of the directors of Farmers Capital have entered into voting agreements with Wesbanco in which the officer or director has agreed to vote his or her Farmers Capital shares in favor of approval of the merger agreement. See “Other Material Agreements Relating to the Merger — Voting Agreements.”

Your vote is very important. Whether or not you plan on attending the Farmers Capital special meeting, we urge you to read the proxy statement/prospectus carefully and to please vote your shares as promptly as possible. You may vote your shares by completing and sending in the enclosed proxy card, by submitting a valid proxy by Internet or telephone or by attending the Farmers Capital special meeting and voting in person. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy card with respect to the same shares, by submitting a new, valid later dated proxy by Internet or telephone, by filing a written revocation bearing a later date with the Secretary of Farmers Capital, or by attending the Farmers Capital special meeting and voting in person. If you fail to submit a proxy or to attend the Farmers Capital special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Farmers Capital common stock will not be counted for purposes of determining whether a quorum is present at the Farmers Capital special meeting and will have the same effect as a vote AGAINST the merger agreement.

The enclosed proxy statement/prospectus provides a detailed description of the Farmers Capital special meeting, the merger, the documents related to the merger, and other related matters. We urge you to read carefully and in their entirety the proxy statement/prospectus and its appendices, including any documents incorporated by reference into the proxy statement/prospectus or their appendices carefully and in their entirety.

By Order of the Board of Directors,

Mark A. Hampton

Executive Vice President, Secretary,

and Chief Financial Officer

Frankfort, Kentucky

June 15, 2018

YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD PRIOR

TO THE FARMERS CAPITAL SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Wesbanco and Farmers Capital that is not included in or delivered with this document. You should refer to “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96 for a description of the documents incorporated by reference into this proxy statement/prospectus. You can obtain documents related to Wesbanco and Farmers Capital that are incorporated by reference into this document through the Securities and Exchange Commission’s web site at www.sec.gov, through Wesbanco’s website at www.wesbanco.com and through Farmers Capital’s website at www.farmerscapital.com. Please note that the Internet website addresses of Wesbanco and Farmers Capital are provided as inactive textual references only. The information provided on the Internet websites of Wesbanco and Farmers Capital, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference. You may also obtain copies of these documents, other than exhibits, unless such exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates, without charge by requesting them in writing or by telephone from the appropriate company:

Wesbanco, Inc.	Farmers Capital Bank Corporation
Attn: Linda M. Woodfin, Secretary	Attn: Mark A. Hampton, Secretary
One Bank Plaza	202 West Main Street
Wheeling, West Virginia 26003	Frankfort, Kentucky 40601
(304) 234-9000	(502) 227-1668

You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the Farmers Capital special meeting, you should make your request to Wesbanco or Farmers Capital, as the case may be, no later than July 16, 2018, or five trading days prior to the Farmers Capital special meeting. For further information about Wesbanco and Farmers Capital, please see “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus serves two purposes — it is a proxy statement being used by the Farmers Capital board of directors to solicit proxies for use at the Farmers Capital special meeting, and it is also the prospectus of Wesbanco regarding the issuance of Wesbanco common stock to Farmers Capital shareholders if the merger is completed. This proxy statement/prospectus provides you with detailed information about the proposed merger of Farmers Capital with and into Wesbanco. We encourage you to read this entire proxy statement/prospectus carefully. Wesbanco has filed a registration statement on Form S-4 with the Securities and Exchange Commission, and this proxy statement/prospectus is the prospectus filed as part of that registration statement. This proxy statement/prospectus does not contain all of the information in the registration statement, nor does it include the exhibits to the registration statement. Please see “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated June 15, 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of that document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the Farmers Capital shareholders nor the taking of any actions contemplated hereby by Wesbanco or Farmers Capital at any time will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Farmers Capital has been provided by Farmers Capital and information contained in this document regarding Wesbanco has been provided by Wesbanco.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Farmers Capital, may have regarding the merger and the other matters being considered at the special shareholders’ meeting and the answers to those questions. Wesbanco and Farmers Capital strongly recommend that you carefully read the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special shareholders’ meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.

Q:	Why have I received this proxy statement/prospectus?

A:	The boards of directors of Wesbanco and Farmers Capital have each approved a merger agreement, entered into on April 19, 2018, providing for Farmers Capital to be acquired by Wesbanco. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to review.

This proxy statement/prospectus constitutes a proxy statement of Farmers Capital and a prospectus of Wesbanco. It is a proxy statement because the board of directors of Farmers Capital is soliciting proxies from its shareholders. It is a prospectus because, in addition to paying cash, Wesbanco will issue shares of Wesbanco common stock in exchange for shares of Farmers Capital common stock in the merger. This document contains important information about the merger and the special meeting of Farmers Capital shareholders and you should read it carefully. The enclosed voting materials allow Farmers Capital shareholders to vote their shares without attending the Farmers Capital special meeting.

In order to complete the merger, Farmers Capital shareholders must vote to approve the merger agreement. IF FARMERS CAPITAL SHAREHOLDERS FAIL TO APPROVE THE MERGER AGREEMENT, THE MERGER CANNOT BE COMPLETED.

Your vote is very important. The Farmers Capital board of directors encourages you to vote as soon as possible.

Q:	What matters are to be voted on at the Farmers Capital special meeting?

A:	At the Farmers Capital special meeting, holders of Farmers Capital common stock as of the close of business on May 31, 2018 (the “record date”) will be asked to consider and vote upon:

1.	A proposal to approve the merger agreement, as it may be amended from time to time;

2.	A proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and

3.	A proposal to approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the proposal to approve the merger agreement.

Q:	What will Farmers Capital shareholders receive as a result of the merger?

A:	Farmers Capital shareholders will receive (1) 1.053 shares of Wesbanco common stock, subject to adjustment as described in the merger agreement, and (2) $5.00 in cash, without interest, which we refer to as the merger consideration, in exchange for each share of Farmers Capital common stock. Instead of fractional shares of Wesbanco, Farmers Capital shareholders will receive a check for any fractional shares based on the average closing price of Wesbanco common stock during a specified period before the effective time of the merger.

Because the number of shares of Wesbanco common stock that Farmers Capital shareholders will receive for the merger consideration is fixed, the implied value of the merger consideration will fluctuate as the market price of Wesbanco common stock fluctuates. As a result, the value of the merger consideration that you will receive upon completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Farmers Capital special meeting. You should obtain current stock price quotations for Wesbanco common stock and Farmers Capital common stock before deciding how to vote with respect to the approval of the merger agreement. Wesbanco common stock is listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.” Farmers Capital common stock is listed for trading on the Nasdaq Global Select Market under the symbol “FFKT.”

Q:	What does the Farmers Capital board of directors recommend?

A:	The Farmers Capital board of directors has unanimously determined that the merger is in the best interests of Farmers Capital and Farmers Capital’s shareholders and unanimously recommends that you vote:

•	FOR approval of the merger agreement, as it may be amended from time to time;

•	FOR approval, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and

•	FOR approval of the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the proposal to approve the merger agreement.

In making this determination, the Farmers Capital board of directors considered the factors described under “Proposal No. 1 — Approval of the Merger Agreement — Farmers Capital’s Reasons for the Merger.”

Q:	When and where will the special meeting of Farmers Capital shareholders be held?

A:	The Farmers Capital special meeting will be held at United Bank & Capital Trust Company, 125 West Main Street, Frankfort, Kentucky, on Monday, July 23, 2018, at 9:00 a.m. Eastern Daylight Time.

Q:	Who can vote at the special meeting?

A:	Holders of record of Farmers Capital common stock at the close of business on May 31, 2018, the record date, will be entitled to notice of and to vote at the Farmers Capital special meeting. Each of the shares of Farmers Capital common stock issued and outstanding on the record date is entitled to one vote at the Farmers Capital special meeting with regard to each of the proposals described above.

Q:	When do you expect to complete the merger?

A:	We anticipate that we will obtain all necessary regulatory approvals, and be able to consummate the merger, in the second half of 2018. However, we cannot assure you when or if the merger will occur. Among other conditions to Closing, we must first obtain the requisite approval of Farmers Capital shareholders at the Farmers Capital special meeting, and Wesbanco and Farmers Capital must obtain the requisite regulatory approvals to complete the merger.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Farmers Capital common stock will not receive any consideration for their shares in connection with the merger. Instead, Farmers Capital will remain an independent public company and its common stock will continue to be listed and traded on the Nasdaq Global Select Market.

Q:	Why are Farmers Capital shareholders being asked to consider and vote upon a proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger?

A:	Under Securities and Exchange Commission rules, Farmers Capital is required to seek a non-binding, advisory vote with respect to the compensation payable to Farmers Capital’s named executive officers in connection with the merger, which is sometimes referred to as “golden parachute” compensation.

Q:	What will happen if Farmers Capital shareholders do not approve the golden parachute compensation?

A:	Approval of the compensation payable to Farmers Capital’s named executive officers in connection with the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Farmers Capital. Therefore, if the merger agreement is approved by Farmers Capital shareholders and the merger is completed, this compensation, including amounts that Farmers Capital is contractually obligated to pay, would still be payable regardless of the outcome of the advisory vote, subject to applicable conditions.

Q:	What vote of Farmers Capital shareholders is required to approve each proposal?

A:	To be approved, proposal no. 1 (approval of the merger agreement) requires the affirmative vote of a majority of the outstanding shares of Farmers Capital common stock entitled to vote thereon. To be approved, proposals no. 2 (advisory vote regarding golden parachute compensation) and no. 3 (adjournment proposal) each require the affirmative vote of the holders of a majority of the shares of Farmers Capital common stock present in person or by proxy at the special meeting.

As of the record date, there were 7,519,814 shares of Farmers Capital common stock outstanding and entitled to vote at the Farmers Capital special meeting, held by approximately 817 holders of record. As of the record date, the directors and executive officers of Farmers Capital controlled approximately 3.2% of the outstanding shares of Farmers Capital common stock entitled to vote at the special meeting. In addition, certain of the executive officers and all of the directors of Farmers Capital have entered into voting agreements with Wesbanco in which each executive officer or director has agreed to vote his or her Farmers Capital shares in favor of approval of the merger agreement.

Q:	How do I vote?

A:	If you are a shareholder of record of Farmers Capital as of the record date, you may vote in person by attending the Farmers Capital special meeting or, to ensure your shares are represented at the Farmers Capital special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold your Farmers Capital shares in the name of a bank or broker, please see the discussion below.

Q:	What is a quorum?

A:

In order for business to be conducted at the Farmers Capital special meeting, a quorum must be present. The quorum requirement for holding and transacting business at the Farmers Capital special meeting is that a majority of the shares of Farmers Capital common stock entitled to vote must be present in person or represented by proxy. Shares of Farmers Capital common stock represented by properly executed and returned proxies will be treated as present. Shares of Farmers Capital common stock present at the special meeting that abstain from voting or that are the subject of broker non-votes will be counted as present for purposes of determining a quorum.

Q:	Your shares are held in your broker’s name (also known as “street name”). How do you vote those shares?

A:	Copies of this proxy statement/prospectus were sent to you by your broker. The broker will request instructions from you as to how you want your shares to be voted, and the broker will vote your shares according to your instructions.

Q:	If your shares are held in “street name” by a broker, won’t your broker vote those shares for you?

A:	Not unless you provide your broker with instructions on how to vote your “street name” shares. Under the rules of the New York Stock Exchange which govern brokers, when the beneficial holder of shares held in street name does not provide voting instructions, brokers, banks and other nominees have the discretion to vote those shares only on certain “routine matters.” None of the proposals to be voted upon at the Farmers Capital special meeting are routine matters, so brokers, banks and other nominees holding shares in street name will not be permitted to exercise voting discretion on any of those proposals. Therefore, if a beneficial holder of shares of Farmers Capital common stock does not give the broker, bank or other nominee any voting instructions, the holder’s shares of common stock will not be voted on those proposals. It is important that you be sure to provide your broker with instructions on how to vote your shares held in street name.

Abstentions, if any, and broker non-votes, if any, are counted as present for the purpose of determining whether a quorum is present. Once a quorum for the Farmers Capital special meeting is established, abstentions, broker non-votes, and shares that are not voted will have the effect of a vote “Against” the proposal to approve the merger agreement. Abstentions, broker non-votes, and shares that are not voted will not, however, have any effect on the outcome of the other proposals to be voted on at the Farmers Capital special meeting.

Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What happens if you return your signed proxy card without indicating how to vote?

A:	If you return your signed proxy card without indicating how to vote on any particular proposal, the Farmers Capital shares represented by your proxy will be voted on each proposal presented at the Farmers Capital special meeting in accordance with the Farmers Capital board’s recommendation on that proposal. Therefore, if you return a signed proxy card without indicating how to vote on any particular proposal, your shares of Farmers Capital common stock will be voted “FOR” approval of the merger agreement; “FOR” approval of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and “FOR” the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

Q:	Can you change your vote after you have delivered your proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Farmers Capital special meeting. You can do this in any of the three following ways:

•	by sending a written notice to the corporate secretary of Farmers Capital in time to be received before the Farmers Capital special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card bearing a later date and returning it by mail in time to be received before the Farmers Capital special meeting; or you can change your vote by submitting a new, valid proxy by Internet or telephone, with a later date, in which case your later submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the Farmers Capital special meeting and voting in person.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	Will shareholders have dissenters’ rights?

A:	Yes. Shareholders are entitled to dissenters’ rights under Chapter 271B, Subtitle 13 of the Kentucky Business Corporation Act, which we refer to as the “KBCA,” provided they follow the procedures and satisfy the conditions set forth in Chapter 271B, Subtitle 13 of KBCA. For more information regarding dissenters’ rights, see the section entitled “Proposal No. 1 -Dissenters’ Rights of Farmers Capital Shareholders” beginning on page 62 of this proxy statement/prospectus. In addition, a copy of Chapter 271B, Subtitle 13 of the KBCA is attached as Annex C to this proxy statement/prospectus. Failure to strictly comply with Chapter 271B, Subtitle 13 of the KBCA may result in your waiver of, or inability to, exercise dissenters’ rights.

You must not vote in favor of approval of the merger agreement to be eligible to exercise dissenters’ rights.

Q:	What do you need to do now?

A:	After you carefully read and consider the information contained in and incorporated by reference into this document, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope, or, by submitting your proxy or voting instructions by telephone or through the Internet, so that your shares will be represented and voted at the Farmers Capital special meeting. This will not prevent you from attending the Farmers Capital special meeting and voting in person; however in order to assist us in tabulating the votes at the Farmers Capital special meeting, we encourage you to vote by proxy even if you do plan to attend the special meeting in person.

Q:	Should you send in your Farmers Capital stock certificates now?

A:	No. You should not send in your Farmers Capital stock certificates until you receive transmittal materials after the merger is effective.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Farmers Capital directors, officers and employees may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies but may be reimbursed for their reasonable out-of-pocket expenses that they incur. Farmers Capital may also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Farmers Capital common stock for their expenses in forwarding soliciting materials to beneficial owners of the Farmers Capital common stock and in obtaining voting instructions from those owners.

Q:	What are the material United States federal income tax consequences of the merger to Farmers Capital shareholders?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the completion of the merger that each of Wesbanco and Farmers Capital receives a legal opinion to that effect. Accordingly, a shareholder of Farmers Capital common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Wesbanco common stock received pursuant to the merger over that shareholder’s adjusted tax basis in its shares of Farmers Capital common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding cash received in lieu of fractional shares of Wesbanco common stock). Further, a shareholder of Farmers Capital common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of Wesbanco common stock that the shareholder of Farmers Capital common stock would otherwise be entitled to receive. You should read “Proposal No. 1 – Approval of the Merger Agreement – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q:	Who can help answer any other questions that you might have?

A:	If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact

Farmers Capital Bank Corporation

Attention: Mark A. Hampton, Secretary

202 West Main Street

Frankfort, Kentucky 40601

(502) 227-1668

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A. To fully understand the merger and for a more complete description of the terms of the merger, you should carefully read this entire document, including the annexes, and the documents we refer you to under the caption “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96. This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of Wesbanco and Farmers Capital, and the potential combined company, as well as statements applicable to the period following the completion of the merger. You can find some of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions. These forward-looking statements involve certain risks and uncertainties. The ability of either Wesbanco or Farmers Capital to predict results or the actual effects of our plans and strategies, particularly after the merger, is inherently uncertain. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 98.

Unless the context otherwise requires, throughout this proxy statement/prospectus, “we,” “us,” “our” or “Farmers Capital” refers to Farmers Capital Bank Corporation, “Wesbanco” refers to Wesbanco, Inc., and “you” refers to the holders of shares of common stock of Farmers Capital. We refer to the merger between Farmers Capital and Wesbanco as the “merger,” and the Agreement and Plan of Merger dated as of April 19, 2018 between Wesbanco, Wesbanco Bank, Inc. Farmers Capital and United Bank as the “merger agreement.” Also, we refer to the proposed merger of United Bank into Wesbanco Bank, Inc. as the “bank merger.”

The Merger (See page 32)

We propose a merger of Farmers Capital with and into Wesbanco. If the merger is consummated, Wesbanco will continue as the surviving corporation. The articles of incorporation and bylaws of Wesbanco will continue as the articles of incorporation and bylaws of the surviving corporation until amended or repealed in accordance with applicable law. The officers and directors of Wesbanco will continue as the officers and directors of the surviving corporation, except that one current Farmers Capital director, Michael J. Crawford, will be appointed to the board of directors of Wesbanco. After the effective time of the merger and as part of the same overall transaction, United Bank & Capital Trust Company, the wholly owned banking subsidiary of Farmers Capital, for no additional consideration and pursuant to the merger agreement, will merge with and into Wesbanco Bank, Inc., the wholly owned banking subsidiary of Wesbanco, with Wesbanco Bank, Inc. as the surviving entity.

The Companies (See page 83)

Wesbanco, Inc.

One Bank Plaza

Wheeling, West Virginia 26003

(304) 234-9000

Wesbanco, a bank holding company headquartered in Wheeling, West Virginia, offers through its various subsidiaries a full range of financial services including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. Wesbanco’s banking subsidiary Wesbanco

Bank, Inc., operates 177 financial centers in West Virginia, Ohio, Pennsylvania, Kentucky and Indiana. As of March 31, 2018, Wesbanco had approximately $10.2 billion of consolidated total assets, $7.2 billion of deposits, $6.3 billion of loans and $1.4 million of shareholders’ equity.

Farmers Capital Bank Corporation

202 West Main Street

Frankfort, Kentucky 40601

(502) 227-1668

Farmers Capital is a financial holding company headquartered in Frankfort, Kentucky. Farmers Capital is the holding company for United Bank, a Kentucky state-chartered commercial bank. United Bank conducts business at its principal office and four branches in Frankfort, the capital of Kentucky, as well as branches in the following counties in Kentucky: Anderson, Boone, Bullitt, Campbell, Fayette, Hardin, Jessamine, Kenton, Mercer, Scott, and Woodford Counties. The market served by United Bank is diverse, and includes government, commerce, finance, industry, medicine, education, and agriculture. On March 31, 2018, Farmers Capital had approximately $1.7 billion of consolidated total assets, $1.4 billion of deposits, $1.0 billion of loans and $194 million of shareholders’ equity.

What Farmers Capital Shareholders Will Receive in the Merger (See page 32)

If the merger is completed, for each share of Farmers Capital common stock that you own you will receive, (1) 1.053 shares of Wesbanco common stock, subject to adjustment as proscribed in the merger agreement, and (2) $5.00 in cash, without interest. Collectively, we sometimes refer to the 1.053 shares of Wesbanco common stock and the $5.00 in cash to be received as the “merger consideration.” Instead of fractional shares of Wesbanco, Farmers Capital shareholders will receive a check for any fractional shares based on the average closing price of Wesbanco common stock during a specified period before the effective time of the merger.

The exchange ratio is a fixed ratio. Therefore, the number of shares of Wesbanco common stock to be received by holders of Farmers Capital common stock in the merger will not change if the trading price of Wesbanco common stock or Farmers Capital common stock changes between now and the time the merger is completed. However, the exchange ratio is subject to adjustment if Wesbanco completes certain corporate transactions, such as a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Wesbanco’s capitalization.

Farmers Capital’s Reasons for the Merger and Recommendation to Shareholders (See page 39)

The Farmers Capital board of directors has unanimously determined that the merger agreement and the merger are in the best interests of Farmers Capital and its shareholders, and accordingly unanimously approved the merger agreement and recommends that Farmers Capital shareholders vote “FOR” the proposal to approve the merger agreement.

In determining whether to approve the merger agreement and recommend approval of the merger agreement to the Farmers Capital shareholders, Farmers Capital’s board considered the factors described under “Proposal No. 1 — Approval of the Merger Agreement — Farmers Capital’s Reasons for the Merger; Recommendation of the Farmers Capital Board of Directors.”

In addition, the Farmers Capital board of directors unanimously recommends that Farmers Capital shareholders vote “FOR” the proposal to approve, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger and “FOR” the proposal to approve of the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the proposal to approve the merger agreement.

Opinion of Farmers Capital’s Financial Advisor (See page 41)

In connection with the merger, Farmers Capital’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated April 19, 2018, to the Farmers Capital board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Farmers Capital common stock of the merger consideration in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the Farmers Capital board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Farmers Capital to engage in the merger or enter into the merger agreement or constitute a recommendation to the Farmers Capital board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Farmers Capital common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Special Meeting (See page 28)

A special meeting of Farmers Capital’s shareholders will be held at United Bank & Capital Trust Company, 125 West Main Street, Frankfort, Kentucky, on Monday, July 23, 2018, at 9:00 a.m. Eastern Daylight Time. At the Farmers Capital special meeting, Farmers Capital shareholders will be asked to consider and vote upon: (i) a proposal to approve the merger agreement; (ii) a proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and (iii) a proposal to approve an adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Farmers Capital special meeting.

Record Date; Voting Power (See page 28)

You may vote at the special meeting only if you owned shares of Farmers Capital common stock at the close of business on May 31, 2018, referred to as the record date. On the record date, there were 7,519,814 shares of Farmers Capital common stock outstanding. You may cast one vote for each share of Farmers Capital common stock you owned on the record date. You can vote your shares by telephone, the Internet or by returning the enclosed proxy by mail, or you may vote in person by appearing at the Farmers Capital special meeting. You can change your vote by submitting a later-dated proxy by telephone, the Internet or by mail, provided that it must be received prior to the Farmers Capital special meeting. You can also change your vote by attending the Farmers Capital special meeting and voting in person.

Vote Required (See page 28)

Merger Agreement Proposal. If a quorum exists, approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Farmers Capital common stock entitled to vote thereon. Abstentions, broker non-votes, and unvoted shares will have the effect of a vote “Against” the proposal to approve the merger agreement.

Advisory Vote on Golden Parachute Compensation and Adjournment Proposal. If a quorum exists, the approval of (i) the compensation payable to the named executive officers of Farmers Capital in connection with the merger in a non-binding advisory vote, and (ii) the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Farmers Capital special meeting, each requires the affirmative vote of a majority of the shares of Farmers Capital common stock present in person or by proxy at the special meeting. Abstentions, broker non-votes, and unvoted shares will have no effect on the outcome of either of these proposals.

Voting Agreements (See page 81)

As of the record date, the directors and executive officers of Farmers Capital controlled approximately 239,646 shares of Farmers Capital common stock, or approximately 3.2% of the outstanding shares of Farmers Capital common stock entitled to vote at the Farmers Capital special meeting.

In connection with the merger agreement, Wesbanco entered into voting agreements with all of Farmers Capital’s directors and certain of its executive officers, who are J. Barry Banker, R. Terry Bennett, Michael J. Crawford, E. Bruce Dungan, Mark A. Hampton, Lloyd C. Hillard, Jr., Dr. William C. Nash, David R. O’Bryan, John C. Roach, Fred N. Parker, David Y. Phelps, Marvin E. Strong, Jr., Fred Sutterlin and Judy Worth. In the voting agreements, each of these shareholders has generally agreed to vote all of the shares of Farmers Capital common stock he or she controls to approve the merger agreement.

Quorum; Abstentions and Broker Non-Votes (See page 28)

A quorum must be present to transact business at the Farmers Capital special meeting. If you submit a properly executed proxy card, even if you abstain from voting, your shares will be counted for purposes of calculating whether a quorum is present at the special meeting. A quorum at the Farmers Capital special meeting requires the presence, whether in person or by proxy, of a majority of the outstanding shares of Farmers Capital common stock entitled to vote as of the record date.

An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. None of the proposals to be voted upon at the Farmers Capital special meeting are routine matters, and brokers, banks and other nominees holding shares in street name will not be permitted to vote on any proposal without instructions from the beneficial holder with respect to that specific proposal. If a beneficial holder of shares of Farmers Capital common stock does not give the broker, bank or other nominee any voting instructions, the holder’s shares of common stock will not be voted on any proposal.

At the Farmers Capital special meeting, abstentions and broker non-votes will be counted in determining whether a quorum is present. Abstentions, broker non-votes, and unvoted shares will have the effect of a vote “Against” the proposal to approve the merger agreement. Abstentions, broker non-votes, and unvoted shares will have no effect on the outcome of either the advisory vote on golden parachute compensation proposal or the adjournment proposal. If no instruction as to how to vote is given (including no instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted “For” the proposals to (i) approve the merger agreement, (ii) approve, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and (iii) approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Farmers Capital special meeting.

Dissenters’ Rights (See page 62)

Farmers Capital shareholders of record have dissenters’ rights under the KBCA in connection with the merger. Farmers Capital shareholders who do not vote in favor of the approval of the merger agreement and who otherwise comply with the applicable provisions of Chapter 271B, Subtitle 13 of the KBCA will be entitled to exercise dissenters’ rights thereunder. Any shares of Farmers Capital common stock held by a Farmers Capital shareholder as of the record date who has not voted in favor of the approval of the merger agreement and who has demanded payment for such shares in accordance with the KBCA will not be converted into a right to receive the merger consideration, unless such Farmers Capital shareholder fails to perfect, withdraws or otherwise loses such shareholder’s dissenters’ rights under the KBCA. If, after the consummation of the merger, such holder of Farmers Capital common stock fails to perfect, withdraws or otherwise loses his, her or its dissenters’ rights, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration. You must not vote in favor of approval of the merger agreement to be eligible to exercise dissenters’ rights.

Shares to be Issued by Wesbanco in the Merger; Ownership of Wesbanco after the Merger (See page 65)

Wesbanco will issue a maximum of approximately 7,927,453 shares of its common stock to Farmers Capital shareholders in connection with the merger, based on the number of shares of Farmers Capital common stock outstanding on the record date and additional shares of Farmers Capital common stock that may be issued prior to the closing, assuming no adjustment to the exchange ratio is made. Assuming that Wesbanco issues that maximum number of shares, those shares would constitute approximately 14.5% of the outstanding stock of Wesbanco after the merger, based on the number of shares of Wesbanco common stock outstanding on the record date. The Wesbanco shares to be issued in the merger will be listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.”

Material U.S. Federal Income Tax Consequences (See page 66)

It is a condition to the completion of the merger, unless waived by the parties in writing, that each of Wesbanco and Farmers Capital receives a legal opinion from their respective tax counsel to the effect that the merger will be treated as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, we expect the merger generally to be tax-free to shareholders of Farmers Capital common stock for United States federal income tax purposes with respect to the shares of Wesbanco common stock that they receive pursuant to the merger. A shareholder of Farmers Capital common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received and the fair market value of the Wesbanco common stock received pursuant to the merger over that shareholder’s adjusted tax basis in its shares of Farmers Capital common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). Further, a shareholder of Farmers Capital common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of Wesbanco common stock that the shareholder of Farmers Capital common stock would otherwise be entitled to receive. For further information, please refer to “Proposal No. 1 — Approval of the Merger Agreement — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66.

You should read the summary under the caption “Proposal No. 1 — Approval of the Merger Agreement — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66 for a more complete discussion of the U.S. federal income tax consequences of the merger. You should also consult your own tax advisor concerning all U.S. federal, state, local and foreign tax consequences of the merger that may apply to you.

Certain Differences in the Rights of Shareholders (See page 85)

Farmers Capital is a Kentucky corporation governed by Kentucky law, and Wesbanco is a West Virginia corporation governed by West Virginia law. Once the merger occurs, Farmers Capital shareholders will become shareholders of Wesbanco and their rights will be governed by West Virginia law and Wesbanco’s corporate governing documents rather than Kentucky law and Farmers Capital’s governing documents. Because of the differences between the laws of the Commonwealth of Kentucky and the State of West Virginia and the respective corporate governing documents of Farmers Capital and Wesbanco, Farmers Capital’s shareholders’

rights as shareholders will change as a result of the merger. These include, among other things, differences in shareholders’ rights related to notice and adjournment of shareholder meetings, the calling of special meetings of shareholders, dissenters’ rights, the number and term of directors, nomination of directors, removal of directors and filling vacancies on the board of directors, cumulative voting, indemnification of officers and directors, amendment of articles of incorporation and bylaws, and statutory provisions affecting control share acquisitions and business combinations.

Conditions to the Merger (See page 76)

Completion of the merger is subject to the satisfaction or waiver of the conditions specified in the merger agreement, including, among others, those listed below:

•	the approval of the merger agreement by the shareholders of Farmers Capital;

•	the absence of a law or injunction prohibiting the merger;

•	the receipt by Wesbanco and Farmers Capital of all necessary approvals of governmental and regulatory authorities;

•	the receipt of an opinion from each party’s tax counsel, dated as of the closing date of the merger, to the effect that for federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the shares of Wesbanco common stock to be issued in exchange for the shares of Farmers Capital common stock having been approved for listing on the Nasdaq Global Select Market; and

•	not more than 10% of the outstanding shares of Farmers Capital common stock exercising dissenters’ rights.

Termination of the Merger Agreement (See page 76)

The parties can agree to terminate the merger agreement at any time prior to completion of the merger, and either Wesbanco or Farmers Capital can terminate the merger agreement if, among other reasons, any of the following occurs:

•	the merger agreement is not approved by the Farmers Capital shareholders;

•	the merger is not completed by March 31, 2019;

•	a court or other governmental authority permanently prohibits the merger; or

•	the other party breaches or materially fails to comply with any of its representations, warranties or obligations under the merger agreement.

Farmers Capital will also have the right to terminate the merger agreement if the average closing price of Wesbanco common stock during a specified period before the effective time of the merger is less than $34.188 and Wesbanco common stock underperforms the Nasdaq Bank Index by more than 20%. Subject to certain conditions, Farmers Capital may also terminate the merger agreement in order to enter into an agreement with respect to an unsolicited proposal that if consummated would be reasonably likely to result in a transaction more favorable to Farmers Capital’s shareholders from a financial point of view, provided that Farmers Capital pays the termination fee described below.

Termination Fee (See page 79)

The merger agreement provides that if the merger agreement is terminated under certain circumstances, described more fully beginning on page 79, Farmers Capital will be required to pay a termination fee of $12,000,000 to Wesbanco.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (See page 80)

We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the approval of the merger agreement by the Farmers Capital shareholders, there may not be, without further approval of Farmers Capital’s shareholders, any amendment of the merger agreement that requires such further approval under applicable law or would alter the amount or kind of the merger consideration to be received by Farmers Capital shareholders.

Effective Date of the Merger (See page 80)

We expect the merger to be completed as soon as practicable after all regulatory approvals and shareholder approvals have been received. We expect this to occur during the second half of 2018.

Regulatory Approvals (See page 61)

In addition to the approval of the Farmers Capital shareholders, the merger is subject to the approval of the Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System (unless a waiver is granted, which occurred on May 30, 2018), the West Virginia Division of Financial Institutions, and the Kentucky Department of Financial Institutions. These governmental authorities may impose conditions for granting approval of the merger. Neither Wesbanco nor Farmers Capital can offer any assurance that all necessary approvals will be obtained or the date when any such approvals will be obtained. As of the date of this proxy statement/prospectus, all required regulatory applications, notices and waiver requests have been filed.

Interests of Certain Persons in the Merger (See page 57)

The directors and executive officers of Farmers Capital have financial and other interests in the merger that differ from, or are in addition to, their interests as shareholders of Farmers Capital. These interests include, but are not limited to:

•	the continued indemnification of current and former directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance for six years after the merger;

•	the receipt of payments by the executive officers of Farmers Capital pursuant to rights granted under agreements with Farmers Capital (concurrently with the execution of the merger agreement, Wesbanco and Farmers Capital entered into certain agreements with each of Lloyd C. Hillard, Jr., Rickey D. Harp, J. David Smith, Jr. and Mark A. Hampton, detailing these payments that will be made upon completion of the merger and other matters);

•	the continuation of certain benefits for certain officers and directors of Farmers Capital;

•	the appointment of one current Farmers Capital director, Michael J. Crawford, to the board of directors of Wesbanco and Wesbanco Bank upon completion of the merger;

•	the appointment of each member of Farmers Capital’s board of directors to an advisory board for the Central and Southern Kentucky markets;

•	the creation of a retention bonus pool for the purpose of retaining the services of certain key employees of Farmers Capital; and

•	grants of Wesbanco restricted stock to certain key employees, including some executive officers, of Farmers Capital, effective upon completion of the merger, which would cliff vest after two years, for the purpose of retaining those key employees of Farmers Capital as Wesbanco employees after the merger.

The Farmers Capital board of directors knew about these additional interests, and considered them when the board approved the merger agreement. See “Proposal No. 1—Approval of the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 57 for more detailed information about these interests.

Advisory (Non-binding) Vote on Golden Parachute Compensation (See page 94)

In accordance with Securities and Exchange Commission (“SEC”) rules, Farmers Capital shareholders will vote on a proposal to approve on an advisory (non-binding) basis, certain payments that will or may be made to Farmers Capital’s named executive officers in connection with the merger. These payments are reported in the Summary of Golden Parachute Arrangements table on page 61 and the associated narrative discussion.

Adjournment Proposal (See page 95)

Farmers Capital shareholders are being asked to approve a proposal to grant Farmers Capital’s board of directors discretionary authority to adjourn the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal if a quorum is present at the Farmers Capital special meeting but there are insufficient votes to approve the merger agreement.

Recommendation of the Farmers Capital Board of Directors (See page 39)

The Farmers Capital board of directors determined that the merger is in the best interests of Farmers Capital shareholders. Accordingly, it has unanimously recommended that Farmers Capital shareholders vote “FOR” the proposal to approve the merger agreement. See “Proposal No. 1 — Approval of the Merger Agreement — Background of the Merger” beginning on page 35. In addition the Farmers Capital board of directors unanimously recommends that Farmers Capital shareholders vote “FOR” the proposal to approve, in a non-binding, advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger, and “FOR” the proposal to adjourn the Farmers Capital special meeting if necessary or appropriate to solicit additional proxies in favor of the approval of the merger agreement.

Recent Developments

On April 5, 2018, Wesbanco completed the acquisition of First Sentry Bancshares, Inc. pursuant to the Agreement and Plan of Merger, dated as of November 13, 2017, by and between Wesbanco, Wesbanco Bank, Inc., First Sentry Bancshares, Inc. and First Sentry Bank, Inc. First Sentry Bancshares, Inc., a bank holding company that had total assets of approximately $705 million as of March 31, 2018, and was headquartered in Huntington, West Virginia, conducted its banking operations through its wholly-owned banking subsidiary, First Sentry Bank, Inc.

Under the terms of Wesbanco’s agreement to acquire First Sentry Bancshares, Inc., each outstanding share of First Sentry Bancshares, Inc. common stock was converted into the right to receive 1.5869 shares of Wesbanco common stock. Upon the surrender for exchange of First Sentry Bancshares, Inc. common stock certificates, Wesbanco issued approximately 2,498,761 shares of Wesbanco common stock.

SHARE INFORMATION AND MARKET PRICES

The following table presents the closing market prices for Wesbanco and Farmers Capital common stock on April 19, 2018 and June 13, 2018, respectively. April 19, 2018 was the last full trading day prior to the public announcement of the signing of the merger agreement. June 13, 2018 was the last practicable full trading day for which information was available prior to the date of this proxy statement/prospectus. This table also shows the merger consideration equivalent proposed for each share of Farmers Capital common stock, which was calculated by multiplying the closing price of Wesbanco common stock on those dates by the exchange ratio of 1.053 and adding the cash consideration of $5.00 per share.

	Wesbanco	Farmers Capital	Farmers Capital Merger Consideration Equivalent
April 19, 2018	$44.22	$42.25	$51.56
June 13, 2018	$46.59	$53.45	$54.06

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Farmers Capital shareholders in determining whether to approve the merger agreement. Farmers Capital shareholders are urged to obtain current market quotations for shares of Wesbanco common stock and Farmers Capital common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market prices of Wesbanco common stock and Farmers Capital common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Farmers Capital common stock or Wesbanco common stock before or after the effective date of the merger. Changes in the market price of Wesbanco common stock prior to the completion of the merger will affect the market value of the merger consideration that Farmers Capital shareholders will receive upon completion of the merger. Wesbanco common stock trades on the Nasdaq Global Select Market under the trading symbol “WSBC.” Farmers Capital common stock trades on the Nasdaq Global Select Market under the trading symbol “FFKT.”

The following table shows, for the periods indicated, the high and low sales prices for Wesbanco common stock and Farmers Capital common stock as reported by the Nasdaq Global Select Market and the cash dividends declared per share.

	Wesbanco Common Stock			Farmers Capital Common Stock
	High	Low	Dividend	High	Low	Dividend
2016
January-March	$30.36	$26.93	$0.24	$27.31	$24.65	$0.07
April-June	33.47	28.89	0.24	29.00	24.71	0.07
July-September	33.09	29.78	0.24	30.98	26.63	0.07
October-December	43.77	32.06	0.24	44.65	29.24	0.10
2017
January-March	44.19	34.81	0.26	44.25	34.05	0.10
April-June	41.77	36.49	0.26	42.80	37.20	0.10
July-September	41.42	35.49	0.26	43.45	36.10	0.10
October-December	43.09	38.09	0.26	44.30	38.45	0.125
2018
January-March	44.78	39.59	0.29	41.80	32.60	0.125
April-June (through June 13, 2018)	48.37	41.19	0.29	55.05	39.10	0.125

SELECTED HISTORICAL FINANCIAL DATA OF WESBANCO

The following table sets forth certain historical financial data concerning Wesbanco as of or for the three months ended March 31, 2018 and 2017 and as of or for each of the five fiscal years ended December 31, 2017, which is derived from Wesbanco’s consolidated financial statements. The following information is only a summary, and you should read this information in conjunction with Wesbanco’s audited consolidated financial statements and related notes included in Wesbanco’s Annual Report on Form 10-K for the year ended December 31, 2017, and unaudited interim consolidated financial statements included in Wesbanco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and 2017, which have been filed with the SEC and are incorporated by reference into this document and from which this information is derived. See “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.

(Dollars in thousands, except per share amounts)	As of or for the Three Months Ended March 31,		As of or for the years ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Summary Statements of Income
Net interest income	$73,292	$70,719	$290,295	$253,330	$236,987	$193,228	$185,487
Provision for credit losses	2,168	2,711	9,986	8,478	8,353	6,405	9,086
Other income	23,980	22,884	88,840	81,499	74,466	68,504	69,285
Other expense	54,571	54,384	220,860	208,680	193,923	161,633	160,998
Income tax provision	7,004	10,622	53,807	31,036	28,415	23,720	20,763
Net income available to common shareholders	33,529	25,886	94,482	86,635	80,762	69,974	63,925
Per Share Information
Earnings
Basic per common share	0.76	0.59	2.15	2.16	2.15	2.39	2.18
Diluted per common share	0.76	0.59	2.14	2.16	2.15	2.39	2.18
Dividends per common share	0.29	0.26	1.04	0.96	0.92	0.88	0.78
Book value per common share	31.84	30.92	31.68	30.53	29.18	26.90	25.59
Tangible common book value per share (1)	18.56	17.61	18.42	17.19	16.51	16.09	14.68
Selected Ratios
Return on average assets	1.36%	1.07%	0.96%	0.97%	0.99%	1.12%	1.05%
Return on average equity	9.70%	7.73%	6.83%	7.13%	7.62%	8.97%	8.72%
Allowance for loan losses to total loans	0.73%	0.70%	0.71%	0.70%	0.82%	1.09%	1.22%
Allowance for loan losses to total non-performing loans	1.18x	0.95x	1.04x	1.11x	0.93x	0.88x	0.92x
Shareholders’ equity to total assets	13.69%	13.87%	14.21%	13.70%	13.25%	12.52%	12.15%
Tangible common equity to tangible assets (1)	8.46%	8.40%	8.79%	8.20%	7.95%	7.88%	7.35%
Tier 1 leverage ratio	10.56%	9.97%	10.39%	9.81%	9.38%	9.88%	9.27%
Tier 1 capital to risk-weighted assets	14.31%	13.21%	14.12%	13.16%	13.35%	13.76%	13.06%
Total capital to risk-weighted assets	15.35%	14.22%	15.16%	14.18%	14.11%	14.81%	14.19%
Common equity tier 1 capital ratio (CET 1)	12.33%	11.28%	12.14%	11.28%	11.66%	N/A	N/A
Selected Balance Sheet Information
Assets	$10,245,419	$9,800,881	$9,816,178	$9,790,877	$8,470,298	$6,296,565	$6,144,773
Securities	2,748,405	2,290,595	2,284,822	2,316,214	2,422,450	1,511,094	1,532,906
Net portfolio loans	6,276,204	6,268,111	6,296,157	6,205,762	5,024,132	4,042,112	3,847,549
Deposits	7,226,326	7,145,735	7,043,588	7,040,879	6,066,299	5,048,983	5,062,530
Shareholders’ equity	1,403,026	1,359,153	1,395,321	1,341,408	1,122,132	788,190	746,595

(1)	See Non-GAAP Financial Measures for additional information relating to the calculation of this ratio.

N/A — Not applicable

SELECTED HISTORICAL FINANCIAL DATA OF FARMERS CAPITAL

The following table sets forth certain historical financial data concerning Farmers Capital as of or for the three months ended March 31, 2018 and 2017 and as of or for each of the five fiscal years ended December 31, 2017, which is derived from Farmers Capital’s consolidated financial statements. The following information is only a summary, and you should read this information in conjunction with Farmers Capital’s audited consolidated financial statements and related notes included in Farmers Capital’s Annual Report on Form 10-K for the year ended December 31, 2017, and unaudited interim consolidated financial statements included in Farmers Capital’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and 2017, which have been filed with the SEC and are incorporated by reference into this document and from which this information is derived. See “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.

(Dollars in thousands, except per share amounts)	As of or for the Three Months Ended March 31,		As of or for the fiscal years ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Unaudited)
Summary Statements of Income
Net interest income	$14,457	$13,463	$55,776	$52,616	$52,595	$54,199	$54,738
Provision for credit losses	(261)	580	(211)	(644)	(3,429)	(4,364)	(2,600)
Other income	5,201	5,251	21,165	31,186	22,211	23,273	22,116
Other expense	13,118	13,529	52,823	61,400	57,950	59,278	61,573
Income tax provision (benefit)	1,160	1,276	12,641	6,441	5,293	6,099	4,435
Preferred stock dividends	—	—	—	—	395	1,927	1,951
Net income available to common shareholders	5,641	3,329	11,688	16,605	14,597	14,532	11,495
Per Share Information
Earnings
Basic per common share	0.75	0.44	1.56	2.21	1.95	1.94	1.54
Diluted per common share	0.75	0.44	1.56	2.21	1.95	1.94	1.54
Dividends per common share	0.125	0.10	0.425	0.31	—	—	—
Book value per common share	25.80	24.99	25.72	24.51	23.43	21.75	18.73
Tangible common book value per share (1)	25.80	24.99	25.72	24.51	23.43	21.69	18.61
Selected Ratios
Return on average assets	1.37%	0.81%	0.70%	0.96%	0.84%	0.92%	0.74%
Return on average equity	11.86%	7.27%	6.07%	8.94%	8.61%	9.30%	7.97%
Allowance for loan losses to total loans	0.94%	0.96%	0.94%	0.96%	1.08%	1.50%	2.06%
Allowance for loan losses to total non-performing loans	0.64x	0.34x	0.64x	0.32x	0.32x	0.39x	0.41x
Shareholders’ equity to total assets	11.51%	11.16%	11.55%	11.02%	9.89%	9.70%	9.40%
Tangible common equity to tangible assets (1)	11.51%	11.16%	11.55%	11.02%	9.89%	9.12%	7.70%
Tier 1 leverage ratio	13.99%	13.36%	13.75%	13.20%	12.46%	12.04%	11.90%
Tier 1 capital to risk-weighted assets	19.82%	19.17%	19.30%	19.28%	19.00%	19.75%	18.95%
Total capital to risk-weighted assets	20.65%	19.99%	20.12%	20.10%	19.89%	21.00%	20.21%
Common equity tier 1 capital ratio (CET 1)	17.07%	16.37%	16.56%	16.43%	14.91%	N/A	N/A
Selected Balance Sheet Information
Assets	1,685,987	1,682,459	$1,673,872	1,671,030	1,775,950	1,782,606	1,809,555
Securities	407,213	496,381	427,617	484,352	585,813	630,116	613,585
Net portfolio loans	1,025,721	980,326	1,025,480	961,631	948,960	917,975	979,306
Deposits	1,394,091	1,388,077	1,379,903	1,369,907	1,368,994	1,387,161	1,410,215
Shareholders’ equity	194,028	187,740	193,353	184,066	175,698	172,929	170,055

(1)	See Non-GAAP Financial Measures for additional information relating to the calculation of this ratio.

N/A — Not applicable

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Wesbanco and Farmers Capital provide information useful to investors in understanding operating performance and trends, and facilitate comparisons with the performance of peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Wesbanco and Farmers Capital’s financial statements.

Wesbanco, Inc.

(unaudited, dollars in thousands, except per share amounts)	March 31,		December 31,
	2018	2017	2017	2016	2015	2014	2013
Tangible common book value per share:
Total shareholders’ equity	$1,403,026	$1,359,153	$1,395,321	$1,341,408	$1,122,132	$788,190	$746,595
Less: goodwill and other intangible assets net of deferred tax liability	(585,316)	(585,123)	(583,903)	(586,403)	(487,270)	(316,914)	(318,161)

Tangible common equity	817,711	774,030	811,418	755,005	634,862	471,276	428,434
Common shares outstanding	44,060,957	43,953,051	44,043,244	43,931,715	38,459,635	29,298,188	29,175,236

Tangible common book value per share	$18.56	$17.61	$18.42	$17.19	$16.51	$16.09	$14.68

Tangible common equity to tangible assets:
Total shareholders’ equity	$1,403,026	$1,359,153	$1,395,321	$1,341,408	$1,122,132	$788,190	$746,595
Less: goodwill and other intangible assets net of deferred tax liability	(585,316)	(585,123)	(593,903)	(586,403)	(487,270)	(316,914)	(318,161)

Tangible common equity	817,711	774,030	811,418	755,005	634,862	471,276	428,434
Total assets	10,245,419	9,800,881	9,816,178	9,790,877	8,470,298	6,296,565	6,144,773
Less: goodwill and other intangible assets net of deferred tax liability	(585,316)	(585,123)	(583,903)	(586,403)	(487,270)	(316,914)	(318,161)

Tangible assets	$9,660,103	$9,215,758	$9,232,275	$9,204,474	$7,983,028	$5,979,651	$5,826,612

Tangible common equity to tangible assets	8.46%	8.40%	8.79%	8.20%	7.95%	7.88%	7.35%

Non-GAAP Financial Measures (Continued)

Farmers Capital Bank Corporation

(unaudited, dollars in thousands, except per share amounts)	March 31,		December 31,
	2018	2017	2017	2016	2015	2014	2013
Tangible common book value per share:
Total common shareholders’ equity	$194,028	$187,740	$193,353	$184,066	$175,698	$162,929	$140,067
Less: goodwill and other intangible assets	—	—	—	—	—	449	854

Tangible common equity	194,028	187,740	193,353	184,066	175,698	162,480	139,213
Common shares outstanding	7,519,445	7,511,555	7,517,446	7,509,444	7,499,748	7,489,388	7,478,706

Tangible common book value per share	$25.80	$24.99	$25.72	$24.51	$23.43	$21.69	$18.61

Tangible common equity to tangible assets:
Total common shareholders’ equity	$194,028	$187,740	$193,353	$184,066	$175,698	$162,929	$140,067
Less: goodwill and other intangible assets	—	—	—	—	—	449	854

Tangible common equity	194,028	187,740	193,353	184,066	175,698	162,480	139,213
Total assets	1,685,987	1,682,459	1,673,872	1,671,030	1,775,950	1,782,606	1,809,555
Less: goodwill and other intangible assets	—	—	—	—	—	449	854

Tangible assets	$1,685,987	$1,682,459	$1,673,872	$1,671,030	$1,775,950	$1,781,157	$1,808,701

Tangible common equity to tangible assets	11.51%	11.16%	11.55%	11.02%	9.89%	9.12%	7.70%

Pro forma Combined(1)

(unaudited, dollars in thousands, except per share amounts)	March 31, 2018	December 31, 2017
Tangible common book value per share:
Total common shareholders’ equity	$1,753,086	$1,714,315
Less: goodwill and other intangible assets net of deferred tax liability	(790,884)	(789,471)

Tangible common equity	962,202	924,844
Common shares outstanding	54,485,252	54,485,252

Tangible common book value per share	$17.66	$16.97

(1)	See Comparative Per Share Data for additional information relating to the calculation of this ratio.

COMPARATIVE PER SHARE DATA

(Unaudited)

The following tables set forth the basic earnings, diluted earnings, cash dividends and book value per common share data for Wesbanco and Farmers Capital on a historical basis, on a pro forma combined basis, and on a per equivalent Farmers Capital share basis, as of or for the three month period ending March 31, 2018, and as of or for the fiscal year ended December 31, 2017.

The pro forma data was derived by combining the historical consolidated financial information of Wesbanco and Farmers Capital using the acquisition method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2017, in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Farmers Capital at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with, the financial information and financial statements of Wesbanco and Farmers Capital incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Farmers Capital” on page 96.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	Wesbanco	Farmers Capital Bank Corporation	Pro Forma Combined	Per Equivalent Farmers Capital Bank Corporation
Earnings per share for the three months ended March 31, 2018:
Basic	$0.76	$0.75	$0.75	$0.79
Diluted	0.76	0.75	0.74	0.78
Cash dividends per share declared for the three months ended March 31, 2018 (1)	0.29	0.13	0.29	0.31
Book value per common share as of March 31, 2018	31.84	25.80	33.73	35.52
Tangible common book value per share as of March 31, 2018 (2)	18.56	25.80	17.66	18.60

	Wesbanco	Farmers Capital Bank Corporation	Pro Forma Combined	Per Equivalent Farmers Capital Bank Corporation
Earnings per share for the fiscal year ended December 31, 2017:
Basic	$2.15	$1.56	$2.02	$2.13
Diluted	2.14	1.56	2.02	2.12
Cash dividends per share declared for the fiscal year ended December 31, 2017 (1)	1.04	0.43	1.04	1.10
Book value per common share as of the fiscal year ended December 31, 2017	31.68	25.72	33.02	34.77
Tangible common book value per share as of the fiscal year ended December 31, 2017 (2)	18.42	25.72	16.97	17.87

(1) Pro forma dividends per share represent Wesbanco’s historical dividends per share.

(2) See Non-GAAP Financial Measures for additional information relating to the calculation of this ratio.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” and the risk factors included in Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Farmers Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, you should carefully consider the following risk factors before deciding whether to vote to approve the merger agreement. For further discussion of these and other risk factors, please see Wesbanco’s and Farmers Capital’s periodic reports and other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.  Additional risks and uncertainties not presently known to Wesbanco or Farmers Capital that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Wesbanco as the surviving corporation in the merger.

Because the market price of Wesbanco common stock may fluctuate, Farmers Capital shareholders cannot be certain of the market value of the Wesbanco common stock that they will receive in the merger.

Upon completion of the merger, each share of Farmers Capital common stock will become the right to receive (1) 1.053 shares of Wesbanco common stock, subject to adjustment as described in the merger agreement, and (2) $5.00 in cash, without interest. Any change in the price of Wesbanco common stock prior to completion of the merger will affect the market value of the stock that Farmers Capital shareholders will receive on the date of the merger. Farmers Capital will not have the right to terminate the merger agreement due to a decline in the trading price of Wesbanco common stock unless both (a) the average closing price of Wesbanco common stock during a specified period before the effective time of the merger is less than $34.188 and (b) Wesbanco common stock underperforms the Nasdaq Bank Index by more than 20%.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Wesbanco’s businesses, operations and prospects, and regulatory considerations. We urge Farmers Capital shareholders to obtain current market quotations for Wesbanco and Farmers Capital common stock when deciding how to vote.

If the price of Wesbanco common stock declines, Farmers Capital shareholders may receive less value for their shares upon completion of the merger than the value calculated pursuant to the exchange ratio on the date the merger agreement was executed, on the date of this proxy statement/prospectus or on the date of the Farmers Capital special meeting. For example, based on the range of closing prices of Wesbanco common stock during the period from April 19, 2018, the last full trading day before public announcement of the merger, through June 13, 2018, the last practicable full trading day prior to the date of this proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $55.76 on June 6, 2018 to a low of $50.11 on April 20, 2018 for each share of Farmers Capital common stock. Because the date the merger is completed will be later than the date of the Farmers Capital special meeting, Farmers Capital shareholders will not know what the market value of Wesbanco common stock will be upon completion of the merger when voting at the Farmers Capital special meeting.

The opinion of Farmers Capital’s financial advisor delivered to the Farmers Capital board of directors prior to the execution of the merger agreement does not reflect changes in circumstances after the date of the opinion.

The opinion of Farmers Capital’s financial advisor to the Farmers Capital board of directors regarding the merger consideration to be received by the holders of Farmers Capital common stock was delivered on, and dated, April 19, 2018. Subsequent changes in the operation and prospects of Farmers Capital or Wesbanco, general market and economic conditions and other factors that may be beyond the control of Farmers Capital or Wesbanco may significantly alter the value of Farmers Capital or Wesbanco or the prices of the shares of

Farmers Capital common stock or Wesbanco common stock by the time the merger is completed. The opinion does not speak as of the time the merger is completed, or as of any other date other than the date of the opinion. The opinion of Farmers Capital’s financial advisor is attached as Annex B to this proxy statement/prospectus. See “Proposal No. 1—Approval of the Merger Agreement – Opinion of Farmers Capital’s Financial Advisor” beginning on page 41 for a description of the opinion and a summary of the analyses performed by Farmers Capital’s financial advisor in connection with its opinion.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Wesbanco and Farmers Capital expect to incur costs associated with combining the operations of the two companies. Wesbanco and Farmers Capital have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Wesbanco and Farmers Capital. Whether or not the merger is consummated, Wesbanco and Farmers Capital will incur substantial expenses, such as legal, accounting, printing and financial advisory fees, in pursuing the merger. Although Wesbanco and Farmers Capital expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

If the merger is not completed, Wesbanco and Farmers Capital will have incurred substantial expenses without their shareholders realizing the expected benefits of the merger.

Wesbanco and Farmers Capital have each incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus, which are charged to earnings as incurred. If the merger is not completed, these expenses will still be charged to earnings even though Wesbanco and Farmers Capital would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

Wesbanco may not be able to successfully integrate Farmers Capital or to realize the anticipated benefits of the merger.

The merger involves the combination of two companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on Wesbanco’s ability to consolidate operations, systems and procedures and to eliminate redundancies and reduce costs of the combined operations. Wesbanco may not be able to combine the operations of Farmers Capital and Wesbanco without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	the inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of Farmers Capital and Wesbanco.

Further, Wesbanco and Farmers Capital entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Wesbanco integrates Farmers Capital in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact Wesbanco’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The merger agreement may be terminated in accordance with its terms, and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among others: approval of the merger agreement by Farmers Capital shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of Wesbanco common stock to be issued to Farmers Capital shareholders for listing on the Nasdaq Global Select Market, the continued accuracy of the representations and warranties by both parties, the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. See “Proposal No. 1 — Approval of the Merger Agreement — Termination of the Merger Agreement” beginning on page 76 for a more complete discussion of the circumstances under which the merger agreement could be terminated. Any of these conditions to closing of the merger may not be fulfilled, and as a result the merger may not be completed.

Termination of the merger agreement could negatively affect Farmers Capital.

If the merger agreement is terminated, there may be various consequences, including:

•	Farmers Capital’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of Farmers Capital common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and Farmers Capital’s board of directors seeks another merger or business combination, Farmers Capital shareholders cannot be certain that Farmers Capital will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Wesbanco has agreed to provide in the merger.

If the merger agreement is terminated, Farmers Capital may be required to pay a break-up fee of $12,000,000 to Wesbanco under certain circumstances. See “Proposal No. 1 — Approval of the Merger Agreement — Termination Fee” beginning on page 79.

The merger agreement limits Farmers Capital’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that, subject to narrow exceptions, limit Farmers Capital’s ability to discuss, facilitate or enter into agreements with third parties to acquire it. If Farmers Capital avails itself of those limited exceptions, it could be obligated to pay Wesbanco a break-up fee of $12,000,000 under certain specified circumstances. These provisions could discourage a potential competing acquiror that might have an interest in acquiring Farmers Capital from proposing or considering such an acquisition even if that potential acquiror were prepared to pay a higher price to shareholders than the merger consideration.

Farmers Capital will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainties about the effect of the merger on employees and customers may have an adverse effect on Farmers Capital and consequently on Wesbanco. These uncertainties may impair Farmers Capital’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Farmers Capital to seek to change existing business relationships with Farmers Capital. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Farmers Capital’s business prior to the merger and the combined company’s business following the merger could be negatively impacted. In addition, the merger agreement restricts Farmers Capital from making certain acquisitions and taking other specified actions before the merger occurs without the consent of Wesbanco. These restrictions may prevent Farmers Capital from pursuing business opportunities that may arise prior to the completion of the merger. See “Proposal No. 1 — Approval of the Merger Agreement — Conduct of Business Prior to the Merger” beginning on page 71 for a description of restrictive covenants applicable to Farmers Capital.

The need for regulatory approvals may delay the date of completion of the merger or may diminish the benefits of the merger.

Wesbanco, Farmers Capital and certain of their subsidiaries are required to obtain the approvals of certain bank regulatory agencies prior to completing the merger and the bank merger. Satisfying any requirements of these regulatory agencies may delay the date of completion of the merger. The requisite regulatory approvals may not be received at all (in which case the merger could not be completed), may not be received in a timely fashion, or may contain conditions or restrictions on completion of the merger that cannot be satisfied. In addition, you should be aware that, as in any transaction, it is possible that, among other things, restrictions on the combined operations of the two companies, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. This may diminish the benefits of the merger to the combined company or have an adverse effect on the combined company following the merger. See “Proposal No. 1 — Approval of the Merger Agreement — Regulatory Approvals” on page 61.

Farmers Capital shareholders will have less influence as shareholders of Wesbanco than they have as shareholders of Farmers Capital.

Farmers Capital shareholders currently have the right to vote in the election of the board of directors of Farmers Capital and on other matters affecting Farmers Capital. Based upon the number of shares of Farmers Capital common stock outstanding as of the record date, the current shareholders of Farmers Capital as a group will own approximately 14.5% of the voting power of the combined organization immediately after the merger. When the merger occurs, each Farmers Capital shareholder will become a shareholder of Wesbanco with a percentage ownership of the combined organization much smaller than the shareholder’s current percentage ownership of Farmers Capital. Because of this, Farmers Capital shareholders will have less influence on the management and policies of Wesbanco than they now have on the management and policies of Farmers Capital.

Directors and officers of Farmers Capital have interests in the merger that differ from the interests of non-management Farmers Capital shareholders.

The executive officers of Farmers Capital and Wesbanco, with the assistance of the parties’ respective legal counsel and financial advisors, negotiated the terms of the merger agreement. The Farmers Capital and Wesbanco boards of directors have approved the merger agreement, and the Farmers Capital board of directors is recommending that Farmers Capital shareholders vote to approve the merger agreement. In considering these facts and the other information included in this proxy statement/prospectus or incorporated by reference into it, you should be aware that Farmers Capital’s directors and executive officers have economic interests in the merger beyond their interests as shareholders. These include, for example:

•	One current Farmers Capital director, Michael J. Crawford, will be appointed to the board of directors of Wesbanco upon completion of the merger.

•	All of Farmers Capital’s current directors will be appointed to a newly-created advisory board for Wesbanco Bank for certain portions of the Kentucky market.

•	Wesbanco and Farmers Capital entered into agreements with each of Lloyd C. Hillard, Jr., Rickey D. Harp, J. David Smith, Jr. and Mark A. Hampton, pursuant to which certain of such executive officers will receive certain payments upon completion of the merger that they would have generally been entitled to receive under current agreements with Farmers Capital.

•	Wesbanco has created a retention bonus pool for certain key employees, including some executive officers, to ensure continuity through the conversion of the data processing system of Farmers Capital and made conditional retention grants of Wesbanco restricted stock which will have a two-year cliff-vesting term.

•	Wesbanco has entered into agreements with certain Farmers Capital key employees, including some executive officers, pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time, restricted shares of Wesbanco common stock which will cliff-vest on the second anniversary of the grant date if such employee remains employed by Wesbanco or Wesbanco Bank at that time.

•	The merger agreement provides that Wesbanco will continue the indemnification rights of Farmers Capital’s current and former directors and executive officers and will provide, for six years after completion of the merger, directors’ and officers’ insurance for these individuals.

See “Proposal No. 1 — Approval of the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 57.

Following the merger, a high percentage of the combined company’s loan portfolio will be concentrated in West Virginia, Ohio, Pennsylvania, Indiana and Kentucky and in commercial and residential real estate. Deteriorations in economic conditions in these areas or in the real estate market generally could be more harmful to the combined company compared to more diversified institutions.

As of March 31, 2018, approximately 21.3%, of Wesbanco’s loan portfolio was comprised of residential real estate loans, and 47.7% was comprised of commercial real estate loans. Assuming the merger had been completed on March 31, 2018, the combined company’s loan portfolio as of that date would have been 23.1% residential real estate loans and 48.8% commercial real estate loans.

Inherent risks of commercial real estate (“CRE”) lending include the cyclical nature of the real estate market, construction risk and interest rate risk. The cyclical nature of real estate markets can cause CRE loans to suffer considerable distress. During these times of distress, a property’s performance can be negatively affected by tenants’ deteriorating credit strength and lease expirations in times of softening demand caused by economic deterioration or over-supply conditions. Even if borrowers are able to meet their payment obligations, they may find it difficult to refinance their full loan amounts at maturity due to declines in property value. Other risks associated with CRE lending include regulatory changes and environmental liability. Regulatory changes in tax legislation, zoning or similar external conditions including environmental liability may affect property values and the economic feasibility of existing and proposed real estate projects.

The combined company’s CRE loan portfolio will be concentrated in West Virginia, Ohio, Pennsylvania, Indiana and Kentucky. There are a wide variety of economic conditions within the local markets of the five states in which most of the combined company’s CRE loan portfolio will be situated. Rates of employment, consumer loan demand, household formation, and the level of economic activity can vary widely from state to state and among metropolitan areas, cities and towns. Metropolitan markets comprise various submarkets where property values and demand can be affected by many factors, such as demographic makeup, geographic features, transportation, recreation, local government, school systems, utility infrastructure, tax burden, building-stock age, zoning and building codes, and available land for development. Despite the merger, as a result of the continued high concentration of the combined company’s loan portfolio, the combined company may be more sensitive, compared to more diversified institutions, to future disruptions in, and deterioration of, this market, which could lead to losses that could have a material adverse effect on the business, financial condition and results of operations of the combined company.

THE SPECIAL MEETING OF FARMERS CAPITAL SHAREHOLDERS

General

This section contains information about the special shareholder meeting Farmers Capital has called to consider and vote on proposals to (i) approve the merger agreement, (ii) approve, in a non-binding advisory vote, of the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and (iii) approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Farmers Capital special meeting. Farmers Capital is mailing this proxy statement/prospectus to you on or about June 18, 2018. Together with this proxy statement/prospectus, Farmers Capital is also sending to its shareholders a notice of the Farmers Capital special meeting and a form of proxy that Farmers Capital’s board of directors is soliciting for use at the Farmers Capital special meeting and at any adjournments of the special meeting.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this document in its entirety. You should read the entire merger agreement carefully.

Date, Time and Place of the Special Meeting

The Farmers Capital special meeting will be held at United Bank & Capital Trust Company, 125 West Main Street, Frankfort, Kentucky, on Monday, July 23, 2018, at 9:00 a.m. Eastern Daylight Time.

Record Date; Stock Entitled to Vote; Quorum

Only holders of record of Farmers Capital common stock on May 31, 2018, which we refer to as the record date, will be entitled to notice of and to vote at the Farmers Capital special meeting and any adjournments of such meeting. On the record date, there were 7,519,814 shares of Farmers Capital common stock outstanding and entitled to vote at the Farmers Capital special meeting. Owners of record of Farmers Capital common stock on the record date are entitled to one vote per share at the Farmers Capital special meeting.

A quorum of Farmers Capital shareholders is necessary to have a valid meeting of Farmers Capital shareholders. The presence, in person or by proxy, of the holders of at least a majority of the shares of Farmers Capital common stock outstanding as of the record date and entitled to vote is necessary to constitute a quorum at the Farmers Capital special meeting. Abstentions and broker non-votes count as present for establishing a quorum. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. None of the proposals to be voted upon at the Farmers Capital special meeting are routine matters, and brokers, banks and other nominees holding shares in street name will not be permitted to vote on any proposal without instructions from the beneficial holder with respect to that specific proposal. If a beneficial holder of shares of Farmers Capital common stock does not give the broker, bank or other nominee any voting instructions, the holder’s shares of common stock will not be voted on any proposal.

Required Vote

Approval of the Merger Agreement. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Farmers Capital common stock entitled to vote. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering the recommendation of the Farmers Capital board of directors that Farmers Capital shareholders vote in favor of approval of the merger agreement, you should be aware that certain of Farmers

Capital’s executive officers and directors have interests in the merger that may be different from, or in addition to, their interests as shareholders and the interests of Farmers Capital shareholders generally. See “Proposal No. 1 — Approval of the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 57.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. In order to approve on an advisory (non-binding) basis, Farmers Capital’s golden parachute compensation payable to the named executive officers of Farmers Capital in connection with the merger, such proposal must receive the affirmative vote of a majority of the shares of Farmers Capital common stock present in person or by proxy at the Farmers Capital special meeting at which a quorum is present.

Discretionary Authority to Adjourn Our Special Meeting. In order to approve the proposal to grant discretionary authority to adjourn our special meeting if necessary or appropriate to solicit additional proxies from Farmers Capital shareholders in favor of approval of the merger agreement, such proposal must receive the affirmative vote of a majority of the shares of Farmers Capital common stock present in person or by proxy at the Farmers Capital special meeting at which a quorum is present.

Abstentions and Broker Non-Votes.

Approval of the Merger Agreement. Abstentions, broker non-votes, and shares that are not voted will have the effect of a vote “Against” the proposal to approve the merger agreement.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. Abstentions, broker non-votes, and shares that are not voted will have no effect on the outcome of the proposal to approve on an advisory (non-binding) basis, Farmers Capital’s golden parachute compensation payable to the named executive officers of Farmers Capital in connection with the merger.

Discretionary Authority to Adjourn Our Special Meeting. Abstentions, broker non-votes, and any shares that are not voted will have no effect on the outcome of the proposal to adjourn the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the merger agreement.

Beneficial Ownership of Farmers Capital Officers, Directors and Affiliates

On the record date, the directors, executive officers and affiliates of Farmers Capital owned or controlled the vote of approximately 239,646 shares of Farmers Capital common stock, or approximately 3.2% of the outstanding shares of Farmers Capital common stock. In addition, certain of the executive officers and all of the directors of Farmers Capital have entered into voting agreements with Wesbanco in which each executive officer or director has agreed to vote his or her Farmers Capital shares in favor of approval of the merger agreement. See “Other Material Agreements Relating to the Merger — Voting Agreements.”

Voting of Proxies

Farmers Capital shareholders may submit the accompanying proxy by telephone, the Internet or by mail. We urge you to submit your proxy if you do not expect to attend the Farmers Capital special meeting in person or if you wish to have your Farmers Capital shares voted by proxy even if you attend the Farmers Capital special meeting. All shares of Farmers Capital common stock represented at the Farmers Capital special meeting by properly executed proxies received prior to or at the Farmers Capital special meeting, and not revoked, will be voted at the Farmers Capital special meeting in accordance with the instructions on the proxies. If you properly execute a proxy but include no voting instructions, your shares will be voted “FOR” the proposals to (i) approve the merger agreement, (ii) approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and (iii) approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Farmers Capital special meeting.

If your shares are held in “street name” (i.e., in the name of a broker, bank or other record holder), you must direct the record holder how to vote your shares in connection with the merger. Your broker will send you directions explaining how you can direct your broker to vote.

The Farmers Capital board of directors does not know of any matters, other than those described in the notice of the Farmers Capital special meeting, which are to come before the special meeting. If any other matters are properly presented at the special meeting for action, the persons named in the enclosed form of proxy will have the authority to vote on those matters in their discretion.

Revocation of Proxies

If you give a proxy, you have the right to revoke it at any time before it is voted. You may revoke your proxy by (i) filing a written notice of revocation with the Secretary of Farmers Capital that is received prior to the vote at the Farmers Capital special meeting and bears a later date than the proxy, (ii) duly executing a later dated proxy card relating to the same Farmers Capital shares and delivering it to the Secretary of Farmers Capital before the vote at the Farmers Capital special meeting, (iii) submitting a later dated proxy by telephone or the Internet, before the vote at the Farmers Capital special meeting, or (iv) attending the Farmers Capital special meeting and voting in person. Your attendance at the Farmers Capital special meeting will not, in and of itself, revoke your proxy. Any written notice of revocation or subsequent dated proxy should be sent to Farmers Capital Bank Corporation, 202 West Main Street, Frankfort, Kentucky 40601, Attention: Corporate Secretary, or hand delivered to the Farmers Capital Corporate Secretary at that address. For a notice of revocation or later proxy to be valid, it must actually be received by Farmers Capital prior to the vote of the Farmers Capital shareholders.

If your Farmers Capital shares are held by a broker in street name and you wish to change the instructions you have given your broker about how to vote your Farmers Capital shares, or you wish to attend the Farmers Capital special meeting and vote in person, you must follow the instructions provided by your broker.

Expenses of Solicitation of Proxies

Farmers Capital will bear the entire cost of soliciting proxies from Farmers Capital shareholders. In addition to solicitation by use of the mail, proxies may be solicited by directors, officers and employees of Farmers Capital in person or by telephone, telegram or other means of communication. These directors, officers and employees will not receive any additional compensation but may be reimbursed for out-of-pocket expenses they incur in connection with the solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Farmers Capital common stock held of record by such persons. Farmers Capital may reimburse these custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur.

DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

Recommendation of Farmers Capital Board of Directors

The Farmers Capital board of directors believes that the merger is in the best interests of Farmers Capital and its shareholders, and unanimously recommends that the shareholders of Farmers Capital vote:

•	“FOR” the proposal to approve the merger agreement;

•	“FOR” the proposal to approve, in a non-binding, advisory vote, the compensation payable to the named executive officers of Farmers Capital in connection with the merger; and

•	“FOR” the proposal to approve the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

For a discussion of the factors considered by the Farmers Capital board of directors in making its recommendation, see “Proposal No. 1 — Approval of the Merger Agreement — Farmers Capital’s Reasons for the Merger.”

PROPOSAL NO. 1 — APPROVAL OF THE MERGER AGREEMENT

The following summarizes material provisions of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and which we incorporate by reference into this document. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read carefully the merger agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement. Factual disclosures about Wesbanco and Farmers Capital contained in this proxy statement/prospectus or in the companies’ public reports filed with the SEC may supplement, update or modify the factual disclosures about the companies contained in the merger agreement.

This description of the merger agreement in this proxy statement/prospectus has been included to provide you with information regarding the merger agreement’s terms. The merger agreement contains representations, warranties, covenants and agreements made by Wesbanco and Farmers Capital as of specific dates that were made for purposes of that contract between the parties and are subject to qualifications and limitations, including by information in disclosure schedules that the parties exchanged in connection with the execution of the merger agreement. In addition, certain representations and warranties may be subject to contractual standards of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Shareholders are not third-party beneficiaries under the merger agreement.

General

Wesbanco’s and Farmers Capital’s boards of directors have approved the merger agreement. The merger agreement provides that Farmers Capital will merge with and into Wesbanco, with Wesbanco being the surviving corporation. Following the merger, United Bank & Capital Trust Company, a Kentucky state-chartered commercial bank and wholly-owned subsidiary of Farmers Capital, will merge with and into Wesbanco Bank, Inc., a West Virginia banking corporation which is Wesbanco’s main operating subsidiary (the “bank merger”). The Articles of Incorporation and Bylaws of Wesbanco and Wesbanco Bank immediately prior to the merger will constitute the Articles of Incorporation and Bylaws of Wesbanco and Wesbanco Bank following the merger.

What Farmers Capital Shareholders Will Receive in the Merger

If the merger is completed, for each share of Farmers Capital common stock that you own you will receive (1) 1.053 shares of Wesbanco common stock, subject to adjustment as described in the merger agreement, and (2) $5.00 in cash, without interest. Collectively, we refer to the 1.053 shares of Wesbanco common stock and $5.00 in cash, as the “merger consideration.” The merger agreement provides that the exchange ratio will be adjusted if Wesbanco changes the number of shares of Wesbanco common stock issued and outstanding prior to the effective time of the merger as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Wesbanco’s capitalization.

Effects of the Merger

The merger will become effective as set forth in the articles of merger that will be filed with the West Virginia Secretary of State and the statement of merger that will be filed with the Kentucky Secretary of State. At that time, the separate existence of Farmers Capital will cease and Wesbanco will be the surviving corporation. The assets, liabilities and capital of Farmers Capital will be merged with those of Wesbanco and those assets, liabilities and capital will then constitute part of the assets, liabilities and capital of Wesbanco. Wesbanco will continue to operate under its articles of incorporation and bylaws effective as of immediately prior to the merger, and the officers and directors of Wesbanco will continue as the officers and directors of the surviving corporation, except that one current Farmers Capital director, Michael J. Crawford, will be appointed to the board of directors of Wesbanco effective as of the effective time of the merger. See “Proposal No. 1 — Approval of the Merger Agreement — Interests of Certain Persons in the Merger” beginning on page 57. The tenure of the directors and officers of Wesbanco immediately prior to the merger will be unaffected by the merger.

At the effective time of the merger, each share of Farmers Capital common stock issued and outstanding immediately prior to the time the merger becomes effective will be converted automatically into the right to receive the merger consideration. Shares of Farmers Capital common stock held by Farmers Capital in its treasury or beneficially owned by Wesbanco (other than in a fiduciary capacity by them for others) will not be exchanged for the merger consideration in the merger. Instead, these shares will be canceled and will cease to exist.

After the merger becomes effective, each certificate evidencing shares of Farmers Capital common stock will be deemed to evidence only the right to receive the merger consideration and, under certain circumstances, dividends on shares of Farmers Capital common stock with a record date prior to the completion of the merger and dividends on shares of Wesbanco common stock with a record date after the completion of the merger. The holder of an unexchanged certificate will not receive any dividend or other distribution payable by Wesbanco until the certificate has been exchanged.

Exchange and Payment Procedures

At least one business day prior to the effective time of the merger, Wesbanco will deposit with Computershare Investor Services, LLC, the Exchange Agent, (i) book entry shares representing the aggregate number of shares of Wesbanco common stock issuable pursuant to the merger agreement in exchange for all of the shares of Farmers Capital common stock outstanding immediately prior to the effective time of the merger, (ii) immediately available funds equal to the aggregate amount of cash, without interest, payable by Wesbanco pursuant to the merger agreement in exchange for all of the shares of Farmers Capital common stock outstanding immediately prior to the effective time of the merger and (iii) immediately available funds equal to the aggregate amount of cash, payable by Wesbanco pursuant to the merger agreement for fractional shares of Wesbanco common stock.

As soon as practicable after the effective time of the merger and in no event more than seven business days thereafter, Wesbanco will mail or will cause to be mailed to each holder of record of Farmers Capital common stock a letter of transmittal containing instructions for use in surrendering Farmers Capital stock certificates in exchange for the merger consideration, cash in lieu of fractional shares, if any, and any unpaid dividends or distributions that a holder of record of Farmers Capital common stock would be entitled to receive under the terms of the merger agreement. After the effective time of the merger, each holder of a Farmers Capital stock certificate who has surrendered that stock certificate or who has provided customary affidavits and indemnification regarding the loss or destruction of that stock certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive the merger consideration for each share of Farmers Capital common stock and, if applicable, any cash in lieu of fractional shares of Wesbanco common stock and any unpaid dividends or distributions. Wesbanco will have no obligation to deliver the merger consideration, any cash in lieu of fractional shares or any unpaid dividends or distributions to any Farmers Capital shareholder until the Farmers Capital shareholder surrenders his Farmers Capital stock certificates.

If a Farmers Capital stock certificate has been lost, stolen or destroyed, the Exchange Agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the shareholder. Wesbanco may require the shareholder to post a bond in a reasonable amount as an indemnity against any claim that may be made against Wesbanco with respect to the shareholder’s lost, stolen or destroyed Farmers Capital stock certificate.

Farmers Capital stock certificates may be exchanged for the merger consideration and cash in lieu of fractional shares of Wesbanco common stock through the Exchange Agent for up to 12 months after the completion of the merger. At the end of that period, the Exchange Agent will return any Wesbanco shares and cash to Wesbanco. Any holders of Farmers Capital common stock certificates who have not exchanged their certificates for the merger consideration before that date will then be entitled to look only to Wesbanco to seek payment of the merger consideration, any cash in lieu of fractional shares of Wesbanco common stock and any unpaid dividends or distributions payable to the holder, in each case without interest. Neither Farmers Capital nor Wesbanco will be liable to any former holder of Farmers Capital common stock for any merger consideration that is paid to a public official in accordance with any applicable abandoned property, escheat or similar laws.

Following the effective time of the merger, there will be no transfers on the stock transfer books of Farmers Capital other than to settle transfers of Farmers Capital common stock that occurred prior to the effective time of the merger.

Benefit Agreements

401(k) Plan. Pursuant to the terms of the merger agreement, Wesbanco has the option to require Farmers Capital to terminate its 401(k) Plan immediately prior to and conditioned upon the occurrence of the effective time of the merger, or to merge the Farmers Capital 401(k) Plan with and into the Wesbanco 401(k) Plan after the effective time of ther merger. Until the Farmers Capital 401(k) Plan is terminated or merged, Farmers Capital will continue to make contributions to the Farmers Capital 401(k) Plan in accordance with applicable accruals and in the ordinary course of business. If Wesbanco elects to terminate the Farmers Capital 401(k) Plan, then as soon as practicable following the effective time of the merger, at each employee’s option, either the account balances will be distributed to participants or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Wesbanco has agreed to permit Farmers Capital employees who become Wesbanco employees following completion of the merger to rollover their account balances to the Wesbanco Employee Stock Ownership and 401(k) Plan, which is a qualified non-contributory employee stock ownership plan with a deferred savings plan feature under Section 401(k) of the Code.

Severance, Benefits and Outplacement Services for Terminated Farmers Capital Employees. Employees of Farmers Capital (other than employees who are parties to employment, severance or change in control agreements) who are not offered the opportunity to continue as employees of Wesbanco or Wesbanco Bank after the merger, or who are terminated without cause within six months after the merger, will be entitled to receive from Wesbanco or Wesbanco Bank:

•	severance compensation based on the number of years of service with Farmers Capital and/or its subsidiaries and the employee’s weekly rate of pay, subject to certain minimum and maximum amounts;

•	accrued benefits, including paid time off, through the date of separation;

•	any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage; and

•	outplacement services with a cost of up to $2,000 for each such employee.

Benefits for Continuing Employees. From and after the effective time of the merger, the employees of Farmers Capital and its subsidiaries who remain with Wesbanco or any Wesbanco subsidiary (“continuing employees”) will be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under Wesbanco’s benefit plans (excluding for this purpose any equity-based incentive plans). Additionally, each continuing employee will be credited with years of service with Farmers Capital and/or its subsidiaries for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the employee benefit plans of Wesbanco, and will retain the paid time-off accrual earned under Farmers Capital’s paid time-off policy as of the effective time so that such continuing employee will receive under Wesbanco’s vacation policy a benefit no less than what such continuing employees had earned under Farmers Capital’s paid time-off policy as of the effective time of the merger; provided, however, that any future accrual of benefits will be in accordance with Wesbanco’s vacation policy, subject to carryover limitations applicable to such future accruals. In addition, continuing employees who become eligible to participate in Wesbanco’s compensation and benefit plans following the effective time of the merger (i) will receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Farmers Capital compensation and benefit plans during the portion of the applicable plan year prior to such participation, and (ii) will not be subject to any exclusion or penalty for pre-existing conditions that were covered under Farmers Capital compensation and benefit plans immediately prior to the effective time of the merger, or to any waiting period relating to such coverage.

Retention Bonus Pool. Wesbanco will provide a retention bonus pool for the purposes of retaining the services of employees of Farmers Capital and its subsidiaries who are key employees through the end of the month during which the conversion of the data processing system of Farmers Capital occurs. Farmers Capital’s Chief Executive Officer will determine, subject to approval by Wesbanco’s President and Chief Executive Officer, the Farmers Capital employees eligible to receive retention awards from the retention bonus pool and any criteria for payment, and will determine the final allocation of payments from the retention bonus pool.

Retention Restricted Stock Agreements. Wesbanco has entered into agreements with certain Farmers Capital key employees, including some executive officers, pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time, restricted shares of Wesbanco common stock which will cliff-vest on the second anniversary of the merger date if such key employee remains employed by Wesbanco or Wesbanco Bank at that time. Grants under these retention restricted stock agreements will be made and become effective only upon the applicable key employees becoming employees of Wesbanco or Wesbanco Bank at or after the effective time. No grants under these retention restricted stock agreements will be made if the merger does not occur.

Other Benefit Arrangements. As of the effective time of the merger, Wesbanco will honor and assume the separation agreements, employment agreements, non-competition agreements, consulting agreements and change in control agreements in effect with the senior officers of Farmers Capital and United Bank & Capital Trust Company at the effective time of the merger, as such may be modified by agreements with Wesbanco. See “Interests of Certain Persons in the Merger,” below.

Background of the Merger

The Farmers Capital board of directors periodically reviews with management Farmers Capital’s business strategies, opportunities and challenges as part of its consideration and evaluation of long-term prospects, all with the goal of enhancing value for stockholders. On several occasions, Farmers Capital invited representatives of investments banks, including KBW, to participate in such meetings and to provide additional perspective and market information regarding potential acquisition targets and acquirers.

During the five years preceding March 2015, Farmers Capital undertook actions to substantially reduce non-performing loans and otherwise improve its balance sheet and to resolve regulatory enforcement action that had been taken against Farmers Capital and certain of its bank subsidiaries. Farmers Capital had also begun the process of consolidating its bank subsidiaries into one legal entity, to significantly improve its efficiency and risk management practices and procedures, among other things. By March 2015, Farmers Capital’s board of directors believed that such corrective actions had created substantial stockholder value and that growth would now be required in order to continue adding substantial stockholder value. At that time Farmers Capital engaged KBW to act as its financial advisor. In accordance with Farmers Capital’s directives, KBW contacted several potential acquirers for Farmers Capital. Farmers Capital received several indications of interest from potential acquirers and had extensive discussions with two potential acquirers. However, Farmers Capital was unable to complete a business combination transaction in 2015, in part, because potential acquirers expressed concern about the regulatory climate and its potential impact on certain of Farmers Capital’s retail operations. As a result of this process, the Farmers Capital board of directors obtained additional insight into the value of Farmers Capital and the level of interest of potential acquirers.

Farmers Capital met with KBW periodically throughout 2015 and 2016 to review its options with respect to strategic initiatives. During this same period, Farmers Capital’s condition and performance continued to improve. On January 30, 2017, Farmers Capital received an unsolicited indication of interest from one of the institutions that had submitted an indication of interest to it in 2015. Farmers Capital’s board of directors evaluated the indication of interest in consultation with KBW and Squire Patton Boggs (US) LLP (“Squire”), which was engaged by Farmers Capital as outside legal counsel. Once again, the potential transaction did not proceed, this time due to disagreements over purchase price. Following the termination of discussions regarding this potential transaction in May 2017, Farmers Capital began to explore other strategic initiatives with KBW’s assistance, including potential acquisitions by Farmers Capital of other depository institutions and the potential financial implications of such potential acquisitions.

On August 22, 2017, Mr. Hillard met with Jim Rickard, the President for Kentucky and Southern Indiana for Wesbanco and the former President and CEO of Your Community Bankshares, Inc., which was acquired by Wesbanco in September 2016. As members of the Kentucky banking community, Mr. Hillard and Mr. Rickard had a history of meeting, at least annually, to discuss their respective institutions, the industry, market conditions generally and potential strategic alternatives in their respective markets. During this meeting, Mr. Rickard explained that he was pleased that Your Community Bancshares, Inc. had merged with Wesbanco, and he asked Mr. Hillard whether Farmers Capital would be interested in discussing strategic opportunities with Wesbanco. Mr. Hillard replied that, at that time, Farmers Capital was considering growth via acquisition rather than sale, but that he would always act in the best interests of Farmers Capital’s stockholders.

After such meeting, Mr. Rickard called Mr. Hillard to invite him to dinner with Todd Clossin, President & CEO of Wesbanco. Mr. Hillard, Mr. Rickard and Mr. Clossin met for dinner on October 11, 2017 and, at that dinner, Mr. Clossin inquired about Farmers Capital’s interest in a potential merger with Wesbanco. Mr. Hillard again indicated that, at that time, Farmers Capital was considering growth via acquisition rather than sale, but that he would always act in the best interests of Farmers Capital’s stockholders. In the wake of that dinner meeting, Mr. Hillard continued to confer with KBW regarding various potential strategic alternatives including potential acquisitions as well as a potential sale to Wesbanco.

On October 18, 2017, KBW updated Mr. Hillard on the current market environment and provided him with additional perspective regarding potential combinations with each of: (i) Wesbanco; and (ii) another institution, referred to as Company A, which the board of Farmers Capital previously identified as a potential acquisition target. The potential acquisition by Farmers Capital of Company A was discussed at the October 23, 2017 meeting of the Farmers Capital board of directors.

By November 21, 2017, Wesbanco began discussing internally the valuation at which it might make an offer to Farmers Capital. On November 27, 2017, Wesbanco engaged Raymond James as its financial advisor for the potential transaction. On November 29, 2017, Wesbanco submitted a non-binding indication of interest to Farmers Capital pursuant to which Wesbanco proposed exchanging all of the outstanding common stock of Farmers Capital for freely tradeable Wesbanco common stock at a valuation between $48.00 and $52.00 per Farmers Capital share, with the actual shares exchanged to be based on a fixed exchange ratio. The proposal represented an aggregate purchase price between $361 million and $391 million or 183% to 198% of Farmers Capital’s September 30, 2017 tangible book value and a 23.0x to 24.9x Farmers Capital’s last twelve-month earnings per share.

On December 4, 2017, the Farmers Capital board of directors met and reviewed with management the potential acquisition by Farmers Capital of Company A. Mr. Hillard also informally advised the board of directors on December 4, 2017 of the Wesbanco indication of interest and the terms thereof. The board of directors authorized Farmers Capital to pursue the potential acquisition of Company A. On December 21, 2017, Company A informed Farmers Capital that it was unwilling to sell.

Meanwhile, the Wesbanco board of directors was informed as to a potential transaction with Farmers Capital on December 21, 2017. The board was provided with a detailed analysis of the transaction prepared by Raymond James and authorized continued discussions with Farmers Capital.

On January 10, 2018, Mr. Hillard and Mr. Clossin met to discuss Wesbanco’s initial indication of interest. In response to those discussions, Mr. Clossin indicated that Wesbanco would be willing to increase the price floor included in its November 29, 2017 indication of interest. Mr. Clossin also noted that Wesbanco had already performed limited due diligence on Farmers Capital based on publicly available information and that Wesbanco was comfortable with the information it had reviewed to date.

On January 12, 2018, Farmers Capital received another non-binding indication of interest from Wesbanco proposing a merger. The indication of interest proposed that Wesbanco exchange all of the outstanding common stock of Farmers Capital for freely tradeable Wesbanco common stock at a valuation between $50.00 and $52.00, with the actual shares exchanged to be based on a fixed exchange ratio. The proposal represented an aggregate purchase price between $376 million and $391 million or 190% to 198% of Farmers Capital’s September 30, 2017 tangible book value and a 24.0x to 24.9x Farmers Capital’s last twelve-month earnings per share. This indication of interest was presented to the board of directors of Farmers Capital on January 22, 2018. The board of directors of Farmers Capital engaged in an active discussion regarding the indication of interest, including pricing, interest of Wesbanco in the Kentucky market, its prior acquisitions in the Kentucky market and track record with respect to acquisitions generally, Wesbanco’s knowledge of Farmers Capital’s business and the liquidity and quality of Wesbanco’s stock. The board of directors of Farmers Capital also discussed Company A and were informed that Company A was unwilling to sell. Following such discussions, the board of directors of Farmers Capital authorized Mr. Hillard, with the assistance of KBW and Squire, to attempt to negotiate the indication of interest with Wesbanco.

After negotiations between Mr. Hillard and Squire on behalf of Farmers Capital, and Mr. Clossin and Jim Gardill, Chairman of the Board of Wesbanco, on behalf of Wesbanco, Wesbanco presented a revised indication of interest on January 29, 2018, which indication of interest contained additional detail regarding the terms of a definitive merger agreement, but the same pricing terms as the prior indication of interest. This revised indication of interest was presented to the board of directors of Farmers Capital on February 12, 2018, at a meeting where representatives of KBW and Squire were also present. The board of directors of Farmers Capital engaged in robust discussion regarding the proposal with management, KBW and Squire. Following such discussions, the board of directors of Farmers Capital authorized and directed its management to cause Farmers Capital to enter into a nondisclosure agreement and the revised non-binding indication of interest with Wesbanco. Farmers Capital and Wesbanco executed such nondisclosure agreement on February 13, 2018 and the indication of interest on February 14, 2018.

Following the execution of the nondisclosure agreement and the indication of interest, Farmers Capital began performing extensive diligence on Wesbanco and Wesbanco performed due diligence on Farmers Capital. Both Wesbanco and Farmers Capital populated virtual data rooms, which were accessed by Farmers Capital and Wesbanco, respectively, and their respective advisors, throughout the period from February 14, 2018 to April 19, 2018. In addition to documentary due diligence, Wesbanco and Farmers Capital participated in several due diligence telephone calls and a meeting in Frankfort, KY on Saturday, March 3, 2018. During the week of March 5, 2018, Wesbanco performed onsite credit due diligence on Farmers Capital in Versailles, KY. Wesbanco and Farmers Capital also had offsite management meetings on March 22, 2018.

On March 12, 2018, the board of directors of Farmers Capital held a meeting, which representatives of KBW and Squire, as well as representatives of Wesbanco, including its Chairman of the Board and CEO, attended. KBW discussed public information regarding Wesbanco and financial aspects of a potential transaction between Farmers Capital and Wesbanco with the board of directors of Farmers Capital, including the historic performance and liquidity of Wesbanco’s stock and Wesbanco’s dividend practices. Squire then made a presentation to the Farmers Capital board of directors explaining, again, their fiduciary duties under Kentucky law. Thereafter, Mr. Gardill and Mr. Clossin from Wesbanco were admitted to the meeting and presented Wesbanco and its business to the board of directors of Farmers Capital. The directors of Farmers Capital and Mr. Gardill and Mr. Clossin engaged in a lengthy question and answer session regarding Wesbanco and the proposed transaction. All members of the board of directors of Farmers Capital had the opportunity to ask questions regarding Wesbanco and the proposed transaction and other relevant information.

On March 28, 2018, Wesbanco sent Farmers Capital a draft Merger Agreement, which included 100% stock consideration at an exchange ratio of 1.151 shares of WesBanco for each share of Farmers Capital. From March 28, 2018 through April 19, 2018, Wesbanco and Farmers Capital continued to negotiate the terms of the Merger Agreement and the ancillary documents appearing as exhibits thereto. On April 8, 2018, representatives of Raymond James and KBW discussed adding a 10% cash component to the purchase price, and Wesbanco and Farmers Capital agreed to set the merger consideration at 1.053 shares of Wesbanco plus $5.00 per share in cash for each share of Farmers Capital. On April 11, 2018, Mr. Hillard met Mr. Clossin to discuss: (i) pro forma organizational structure, (ii) restricted stock retention agreements and (iii) roles and responsibilities for key personnel.

On April 12, 2018, the board of directors of Farmers Capital held a meeting, which representatives of KBW and Squire also attended via telephone. The board of directors of Farmers Capital was provided with a draft of the Merger Agreement in advance of the meeting, as well as a summary of the Merger Agreement and a copy of the due diligence memorandum and related exhibits prepared by Squire and Farmers Capital’s management. Squire reminded members of the board of directors of their fiduciary duties, discussed its due diligence findings and explained the Merger Agreement and its terms. KBW then provided the board of directors of Farmers Capital with a process update and discussed financial aspects of the proposed transaction. Members of Farmers Capital’s board of directors discussed the proposed transaction at length and asked numerous questions of each of management, KBW and Squire.

On April 18, 2018, the board of directors of Farmers Capital held another board meeting, which KBW and Squire Patton Boggs also attended. The board of directors of Farmers Capital was provided with a draft of the final Merger Agreement in advance of the meeting, as well as an updated summary of the Merger Agreement. Squire reminded members of the board of directors of their fiduciary duties and provided an update on, and explanation of, the changes to the terms of the Merger Agreement since the April 12, 2018 meeting. Squire also summarized the few remaining open items in the Merger Agreement, which included immaterial items such as finalizing certain employment-related arrangements, including the termination or replacement of certain existing employment agreements and non-competition and non-solicitation provisions, and the completion of a schedule of loans to be considered for sale. Also at this meeting, KBW reviewed with the Board the financial aspects of the proposed merger, including a review on a preliminary basis of the financial analyses performed in connection with the fairness opinion to be delivered by KBW with respect to the merger consideration to be received by the holders of Farmers Capital common stock in the proposed merger. The board of directors of Farmers Capital engaged in robust discussion of the potential transaction and asked numerous questions of each of management, KBW and Squire.

On April 19, 2018, the board of directors of Wesbanco met at a regularly scheduled meeting and addressed, among other matters, the status of the negotiations with Farmers Capital. Representatives of Raymond James and the law firms of Phillips, Gardill, Kaiser & Altmeyer, PLLC and K&L Gates LLP also participated in the meeting. K&L Gates LLP summarized the terms and conditions of the Merger Agreement and Phillips, Gardill, Kaiser & Altmeyer, PLLC provided a summary of its due diligence process as well as an update on proposed employment related agreements, restricted stock and retention agreements. Management of Wesbanco also presented a comprehensive review of its due diligence process and the results thereof. Raymond James conducted a fairness opinion presentation, rendered an oral fairness opinion and subsequently delivered a written fairness opinion, dated April 19, 2018, to the Wesbanco board of directors. Based upon the review and discussion, the board of directors of Wesbanco unanimously approved the Merger.

On April 19, 2018, the board of directors of Farmers Capital held a telephonic meeting, in which representatives of KBW and Squire also participated. Squire described the resolution of all open items in the Merger Agreement. KBW again reviewed the financial aspects of the proposed merger and rendered to the Farmers Capital board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration was fair, from a financial point of view, to the holders of Farmers Capital common stock. Based upon review and discussion of the Merger Agreement, the board of directors of Farmers Capital unanimously approved the Merger Agreement.

The appropriate officers of Wesbanco, Wesbanco Bank, Farmers Capital and United Bank entered into the Merger Agreement after the closing of the financial markets on April 19, 2018. Wesbanco and Farmers Capital issued a joint press release on April 19, 2018 announcing the execution of the Merger Agreement.

Farmers Capital’s Reasons for the Merger and Recommendation of the Board of Directors of Farmers Capital

After careful consideration, the Farmers Capital board of directors, at a meeting held on April 19, 2018, determined that the merger is in the best interests of Farmers Capital and its shareholders and approved and declared advisable the merger agreement and the business combination and related transactions contemplated thereby, including the merger, and recommended that Farmers Capital’s shareholders vote “FOR” the approval of the merger agreement. In reaching its decision to approve and recommend the approval of the merger agreement, the Farmers Capital board of directors evaluated the merger agreement and the transactions contemplated therein, including the merger, in consultation with Farmers Capital’s management, as well as Farmers Capital’s financial and legal advisors, and considered a number of factors, including, without limitation, the following material factors:

•	the prospects for continued growth and enhanced performance of the combined company;

•	the fact that Farmers Capital’s shareholders will receive Wesbanco common stock as partial consideration for the merger, which would allow Farmers Capital’s shareholders to participate in the future performance of the combined entity, and the value to Farmers Capital’s shareholders represented by such partial merger consideration;

•	the strong historical performance of Wesbanco’s common stock;

•	the cash dividends historically paid by Wesbanco on its common stock;

•	the Farmers Capital board of directors’ view that the size of the institution and related economies of scale and geographic diversification was becoming increasingly important to continued success in the current financial services environment and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the belief that the combined entity will benefit from increased credit portfolio diversity and increased lending capacity;

•	the fact that the merger consideration represented a premium of approximately 20.2% to Farmers Capital common stockholders, based on the closing price of Wesbanco’s common stock on April 18, 2018;

•	the anticipated pro forma financial effects of the proposed merger;

•	the results that Farmers Capital believed it could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

•	the impact on succession planning for the CEO of Farmers Capital;

•	Wesbanco’s successful track record in executing mergers and the likelihood of receipt of regulatory approvals and completion of the merger in a timely manner;

•	the complementary nature of Wesbanco’s business and operations, including Wesbanco’s presence in the Kentucky banking market and ties to different, but complimentary, metropolitan areas in the Kentucky market;

•	the low probability of securing a more attractive proposal from another institution capable of consummating the transaction in a timely manner;

•	the financial presentation, dated April 19, 2018, of KBW to the Farmers Capital board of directors and the opinion, dated April 19, 2018, of KBW to the Farmers Capital board of directors as to the fairness, from a financial point of view, of the merger consideration to be received by holders of Farmers Capital common stock, as more fully described under the section of this proxy statement/prospectus entitled “PROPOSAL NO. 1 – APPROVAL OF THE MERGER AGREEMENT- Opinion of Farmers Capital’s Financial Advisor”; and

•	the expectation that the stock consideration will be generally tax-free for United States federal income tax purposes to the shareholders of Farmers Capital.

The Farmers Capital board also considered a number of potential conflicts, risks and uncertainties associated with the merger in connection with its deliberation, including, without limitation, the following:

•	the risk that the value of the merger consideration to be paid to Farmers Capital shareholders would be adversely affected by a decrease in the trading price of Wesbanco common stock during the pendency of the merger;

•	the risk that the market would react negatively to the announcement of the merger transaction;

•	the potential risk of diverting management attention and resources from the operation of Farmers Capital’s business and towards the completion of the merger;

•	that certain terms of the merger agreement impose restrictions on the conduct of Farmers Capital’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Farmers Capital from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Farmers Capital absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Farmers Capital’s business, operations and workforce with those of Wesbanco;

•	the fact that the interests of certain of Farmers Capital’s directors and executive officers may be different from, or in addition to, the interests of Farmers Capital’s other shareholders as described under the section of this proxy statement/prospectus entitled “PROPOSAL NO. 1 — APPROVAL OF THE MERGER AGREEMENT — Interests of Certain Persons in the Merger”;

•	that, while Farmers Capital expects that the merger will be consummated, there can be no assurance that all of the conditions to the obligations of Wesbanco and Farmers Capital to complete the merger, as set forth in the merger agreement, will be satisfied, including the risk that the requisite regulatory approvals or waivers, the requisite approval of the Farmers Capital shareholders might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the merger;

•	the fact that other potential buyers may be discouraged from pursing a strategic transaction with Farmers Capital because, under the merger agreement, Farmers Capital would be: (i) prohibited from soliciting acquisition proposals and, subject to satisfying certain conditions, responding to unsolicited acquisition proposals, in each case, after execution of the merger agreement; and (ii) obligated to pay to Wesbanco the termination fee if the merger agreement is terminated under certain circumstances; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit but may result in substantial cost and/or delay in consummation of the merger.

The discussion of the information and factors considered by Farmers Capital’s board of directors is not exhaustive, but includes the material factors considered by Farmers Capital’s board of directors. In view of the wide variety of factors considered by Farmers Capital’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the Farmers Capital board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Farmers Capital’s board of directors evaluated the factors described above and reached consensus that the merger was in the best interests of Farmers Capital and its shareholders. In considering the factors described above, individual members of Farmers Capital’s board of directors may have given different weights to different factors. Farmers Capital’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination.

The board of directors of Farmers Capital collectively made its determination with respect to the merger based on the conclusions reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Farmers Capital and its shareholders. Accordingly, the board of directors of Farmers Capital recommends that Farmers Capital shareholders vote “FOR” the approval of the merger agreement, as it may be amended from time to time.

Opinion of Farmers Capital’s Financial Advisor

Farmers Capital engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Farmers Capital, including an opinion to the Farmers Capital board of directors as to the fairness, from a financial point of view, to the holders of Farmers Capital common stock of the merger consideration to be received by such shareholders in the proposed merger of Farmers Capital with and into WesBanco. Farmers Capital selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Farmers Capital board held on April 19, 2018, at which the Farmers Capital board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Farmers Capital board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Farmers Capital common stock. The Farmers Capital board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Farmers Capital board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Farmers Capital common stock. It did not address the underlying business decision of Farmers Capital to engage in the merger or enter into the merger agreement or constitute a recommendation to the Farmers Capital board in connection with the merger, and it does not constitute a recommendation to any holder of Farmers Capital common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Farmers Capital and WesBanco and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated April 10, 2018 (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of Farmers Capital;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of WesBanco;

•	certain unaudited quarterly financial results for the quarter ended March 31, 2018 of Farmers Capital (contained in the earnings press release issued by Farmers Capital on April 18, 2018);

•	certain unaudited quarterly financial results for the period ended March 31, 2018 of WesBanco (contained in the Current Report on Form 8-K filed by WesBanco with the Securities and Exchange Commission on April 17, 2018);

•	certain regulatory filings of Farmers Capital and WesBanco and their respective subsidiaries, including the quarterly reports on Form Y-9C and the quarterly call reports required to be filed with respect to each quarter during the three-year period ended December 31, 2017;

•	certain other interim reports and other communications of Farmers Capital and WesBanco provided to their respective shareholders; and

•	other financial information concerning the businesses and operations of Farmers Capital and WesBanco that was furnished to KBW by Farmers Capital and WesBanco or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Farmers Capital and WesBanco;

•	the assets and liabilities of Farmers Capital and WesBanco;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for WesBanco and Farmers Capital with similar information for certain other companies the securities of which were publicly traded;

•	publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018 earnings per share), as well as assumed long-term Farmers Capital growth rates that were provided to KBW by Farmers Capital management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Farmers Capital board;

•	financial and operating forecasts and projections of WesBanco that were prepared and provided to KBW by WesBanco management, and used and relied upon by KBW at the direction of Farmers Capital management and with the consent of the Farmers Capital board;

•	pro forma balance sheet and capital data of WesBanco as of March 31, 2018, giving effect to WesBanco’s recently completed acquisition of First Sentry Bancshares, Inc., that were prepared and provided to KBW by WesBanco management, and used and relied upon by KBW at the direction of Farmers Capital management and with the consent of the Farmers Capital board; and

•	estimates regarding certain pro forma financial effects of the merger on WesBanco (including, without limitation, the cost savings and related expenses expected to result from or be derived from the merger) that were prepared and provided to KBW by WesBanco management, and used and relied upon by KBW at the direction of Farmers Capital management and with the consent of the Farmers Capital board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of Farmers Capital and WesBanco regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Farmers Capital with soliciting indications of interest from third parties regarding a potential transaction with Farmers Capital.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Farmers Capital as to the reasonableness and achievability of the publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018 earnings per share) and the assumed Farmers Capital long-term growth rates referred to above (and the assumptions and bases therefor), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Farmers Capital “street estimates” referred to above that such estimates (as adjusted) were consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Farmers Capital, upon WesBanco management as to the reasonableness and achievability of the financial and operating forecasts and projections of WesBanco and the estimates regarding certain pro forma financial effects of the merger on WesBanco, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of WesBanco management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management.

It is understood that the portion of the foregoing financial information of Farmers Capital and WesBanco that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Farmers Capital referred to above, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Farmers Capital and WesBanco and with the consent of the Farmers Capital board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Farmers Capital or WesBanco since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Farmers Capital’s consent, that the aggregate allowances for loan and lease losses for Farmers Capital and WesBanco are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Farmers Capital or WesBanco, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Farmers Capital or WesBanco under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including the bank subsidiary merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above) with no adjustments to the merger consideration and no other consideration or payments in respect of Farmers Capital common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction (including the subsidiary bank merger) and that all conditions to the completion of the merger and such related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction (including the subsidiary bank merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Farmers Capital, WesBanco or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW assumed that Farmers Capital relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Farmers Capital, WesBanco, the merger and any related transaction (including the subsidiary bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Farmers Capital common stock of the merger consideration to be received by such holders in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger), including without limitation, the form or structure of the merger (including the form of the merger consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the merger or any such related transaction to Farmers Capital, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Farmers Capital to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Farmers Capital or the Farmers Capital board;

•	the fairness of the amount or nature of any compensation to any of Farmers Capital’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Farmers Capital common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Farmers Capital (other than the holders of Farmers Capital common stock, solely with respect to the merger consideration (as described in KBW’s opinion) and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of WesBanco or any other party to any transaction contemplated by the merger agreement;

•	whether WesBanco has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Farmers Capital common stock at the closing of the merger;

•	the actual value of WesBanco common stock to be issued in the merger;

•	the prices, trading range or volume at which WesBanco common stock or Farmers Capital common stock would trade following the public announcement of the merger or the prices, trading range or volume at which WesBanco common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Farmers Capital, WesBanco, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for Farmers Capital States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW,

Farmers Capital and WesBanco. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Farmers Capital board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Farmers Capital board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Farmers Capital and WesBanco and the decision of Farmers Capital to enter into the merger agreement was solely that of the Farmers Capital board.

The following is a summary of the material financial analyses presented by KBW to the Farmers Capital board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Farmers Capital board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below includes information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $50.31 per share of Farmers Capital common stock, consisting of the sum of (i) the implied value of the stock consideration of 1.053 shares of WesBanco common stock based on the closing price of WesBanco common stock on April 18, 2018, and (ii) the cash consideration of $5.00. In addition to the financial analyses described below, KBW reviewed with the Farmers Capital board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied value of the merger consideration of $50.31 per share of Farmers Capital common stock) of 17.0x the 2019 earnings per share (“EPS”) consensus “street estimate” for Farmers Capital.

Farmers Capital Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Farmers Capital to 18 selected major exchange-traded banks and thrifts which were headquartered in Kentucky, Indiana or Ohio and which had total assets between $1.0 billion and $5.0 billion. Targets of publicly announced merger transactions and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Civista Bancshares, Inc.	Lakeland Financial Corporation
Community Trust Bancorp, Inc. Farmers & Merchants Bancorp, Inc.	LCNB Corp. Merchants Bancorp
Farmers National Banc Corp.	Middlefield Banc Corp.
First Defiance Financial Corp.	MutualFirst Financial, Inc.

First Financial Corporation First Internet Bancorp German American Bancorp, Inc. Horizon Bancorp	Ohio Valley Banc Corp. Peoples Bancorp Inc. Stock Yards Bancorp, Inc. United Community Financial Corp.

To perform this analysis, KBW used profitability and other financial information as of or for the latest 12 months (“LTM”) ended December 31, 2017 (and, in the case of Farmers Capital, also as of or for the latest 12 months ended March 31, 2018) and market price information as of April 18, 2018. KBW also used 2018 and 2019 EPS estimates taken from publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018) and the 17 selected companies for which consensus “street estimates” were available. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Farmers Capital’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Farmers Capital and the selected companies:

			Selected Companies
	Farmers Capital 12/31/2017	Farmers Capital 3/31/2018	25th Percentile	Median	Average	75th Percentile
LTM GAAP Return on Average Assets	0.70%	0.84%	0.91%	1.07%	1.08%	1.23%
LTM GAAP Return on Average Tangible Common Equity	6.07%	7.20%	9.12%	11.70%	11.72%	12.89%
LTM Core Return on Average Assets(1)	1.05%	1.19%	1.05%	1.14%	1.15%	1.24%
LTM Core Pre-tax, pre-Provision Return on Average Assets	1.43%	1.51%	1.41%	1.69%	1.69%	1.83%
LTM Core Return on Average Tangible Common Equity(1)	9.05%	10.12%	10.23%	11.99%	12.24%	13.45%
LTM Net Interest Margin	3.67%	—	3.43%	3.66%	3.60%	3.86%
LTM Fee Income / Total Revenue(2)	27.2%	26.8%	21.3%	23.5%	24.1%	26.4%
LTM Efficiency Ratio	66.4%	65.5%	59.9%	59.9%	58.2%	56.4%

(1)	LTM core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles as calculated by SNL Financial. Results were adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.
(2)	Excluded gains/losses on sale of securities

KBW’s analysis also showed the following concerning the financial condition of Farmers Capital and the selected companies:

			Selected Companies
	Farmers Capital 12/31/2017	Farmers Capital 3/31/2018	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	11.55%	11.51%	9.31%	9.42%	9.85%	10.18%
Total Capital Ratio	20.12%	—	13.33%	13.68%	14.50%	15.48%
Loans / Deposits	75.0%	74.3%	86.9%	95.5%	90.8%	98.3%
Loan Loss Reserve / Gross Loans	0.94%	0.94%	0.74%	0.90%	0.87%	1.05%
Nonperforming Assets / Loans + OREO	2.00%	1.94%	1.56%	0.75%	1.11%	0.44%
LTM Net Charge-Offs / Average Loans	(0.07%)	—	0.12%	0.06%	0.10%	0.04%

In addition, KBW’s analysis showed the following concerning the market performance of Farmers Capital and, to the extent publicly available, the selected companies:

		Selected Companies
	Farmers Capital	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	6.6%	8.4%	11.5%	17.2%	19.0%
One-Year Total Return	7.9%	10.6%	16.7%	20.6%	27.2%
Year-To-Date Stock Price Change	8.7%	(3.3%)	(0.2%)	2.6%	9.5%
Stock Price / Tangible Book Value per Share	1.63x/1.62x (1)	1.72x	1.98x	2.03x	2.32x
Stock Price / 2018E EPS	14.6x	12.9x	14.0x	14.5x	15.7x
Stock Price / 2019E EPS	14.2x	12.2x	12.7x	13.3x	14.0x
Dividend Yield	1.2%	1.8%	2.0%	2.0%	2.3%
2018 Dividend Payout	17.4%	27.6%	29.8%	28.9%	32.5%

(1)	Multiple of 1.62x based on tangible book value per share of Farmers Capital as of March 31, 2018.

No company used as a comparison in the above selected companies analysis is identical to Farmers Capital. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

WesBanco Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of WesBanco to 21 selected major exchange-traded banks which were headquartered in the Midwest U.S., West Virginia or Pennsylvania and which had total assets between $5.0 billion and $20.0 billion. Targets of publicly announced merger transactions and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

1st Source Corporation	Flagstar Bancorp, Inc.
Beneficial Bancorp, Inc.	Great Western Bancorp, Inc.
Capitol Federal Financial, Inc.	Heartland Financial USA, Inc.
Chemical Financial Corporation	Meta Financial Group, Inc.
Customers Bancorp, Inc.	Northwest Bancshares, Inc.
Enterprise Financial Services Corp	Old National Bancorp
First Busey Corporation	Park National Corporation
First Commonwealth Financial Corporation	Republic Bancorp, Inc.
First Financial Bancorp	S&T Bancorp, Inc.
First Merchants Corporation	United Bankshares, Inc.
First Midwest Bancorp, Inc.

To perform this analysis, KBW used profitability and other financial information as of or for the latest 12 months ended December 31, 2017 or, in the case of WesBanco, March 31, 2018 and market price information as of April 18, 2018. KBW also used 2018 and 2019 EPS estimates taken from financial forecasts and projections of WesBanco provided by WesBanco management and publicly available consensus “street estimates” of the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in WesBanco’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of WesBanco and the selected companies:

		Selected Companies
	WesBanco	25th Percentile	Median	Average	75th Percentile
LTM GAAP Return on Average Assets	1.03%	0.77%	0.95%	0.90%	1.09%
LTM GAAP Return on Tangible Common Equity	13.08%	9.09%	10.96%	10.82%	12.33%
LTM Core Return on Average Assets (1)	1.19%	0.94%	1.10%	1.11%	1.25%
LTM Core Return on Tangible Common Equity(1)	14.61%	10.10%	12.98%	12.80%	14.63%
LTM Net Interest Margin	3.43%	3.48%	3.57%	3.48%	3.87%
LTM Fee Income / Total Revenue(2)	23.4%	18.7%	22.1%	25.2%	25.9%
LTM Efficiency Ratio	55.4%	63.9%	59.1%	57.9%	51.6%

(1)	LTM core income excludes extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles as calculated by SNL Financial. Results adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.
(2)	Excluded gains/losses on sale of securities

KBW’s analysis showed the following concerning the financial condition of WesBanco and the selected companies:

		Selected Companies
	WesBanco (1)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.19%	8.16%	8.70%	9.30%	9.68%
Total Capital Ratio	14.98%	12.34%	13.69%	14.88%	14.90%
Loans / Deposits	86.7%	90.1%	95.3%	95.4%	99.5%
Loan Loss Reserve / Gross Loans	0.68%	0.65%	0.90%	0.87%	1.04%
Nonperforming Assets / Loans + OREO	0.68%	1.05%	0.73%	0.89%	0.59%
LTM Net Charge-Offs / Average Loans	0.11%	0.24%	0.15%	0.17%	0.07%

(1)	Balance sheet data of WesBanco was pro forma for recently completed acquisition of First Sentry Bancshares, Inc.

In addition, KBW’s analysis showed the following concerning the market performance of WesBanco and the selected companies:

		Selected Companies
	WesBanco	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	13.9%	(0.5%)	9.0%	7.4%	15.7%
One-Year Total Return	17.1%	3.5%	10.2%	9.8%	17.2%
Year-To-Date Stock Price Change	5.9%	(1.7%)	0.8%	1.4%	2.9%
Stock Price / Tangible Book Value per Share	2.33x (1)	1.93x	2.25x	2.14x	2.43x
Stock Price / 2018 Estimated EPS	15.2x	13.6x	14.0x	14.8x	15.1x
Stock Price / 2019 Estimated EPS	14.1x	12.3x	12.6x	13.5x	13.4x
Dividend Yield	2.7%	1.6%	2.0%	2.0%	2.6%
2018 Dividend Payout	41.0%	24.0%	30.4%	30.6%	41.9%

(1)	Tangible book value per share of WesBanco was pro forma for recently completed acquisition of First Sentry Bancshares, Inc.

No company used as a comparison in the above selected companies analysis is identical to WesBanco. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis — Nationwide. KBW reviewed publicly available information related to 18 selected U.S. whole bank transactions announced since January 1, 2017 with announced transaction values between $200 million and $500 million and involving acquired companies with latest 12 months return on average assets less than 1.50%. Merger-of-equals transactions and terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Renasant Corporation	Brand Group Holdings, Inc.
Ameris Bancorp	Hamilton State Bancshares, Inc.
TriCo Bancshares	FNB Bancorp
Kearny Financial Corp.	Clifton Bancorp Inc.
IBERIABANK Corporation	Gibraltar Private Bank & Trust Co.
Arvest Bank Group, Inc.	Bear State Financial, Inc.
CenterState Bank Corporation	HCBF Holding Company, Inc.
Pacific Premier Bancorp, Inc.	Plaza Bancorp
Old National Bancorp	Anchor Bancorp, Inc.
Associated Banc-Corp	Bank Mutual Corporation
Southside Bancshares, Inc.	Diboli State Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	Commerce Bancshares Corp.
Sandy Spring Bancorp, Inc.	WashingtonFirst Bankshares, Inc.
TowneBank	Paragon Commercial Corporation
First Merchants Corporation	Independent Alliance Banks, Inc.
Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
First Busey Corporation	First Community Financial Partners, Inc.
Simmons First National Corporation	First Texas BHC, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent then publicly available, EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Price per common share to core tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by core total tangible common equity), which core tangible book value per share or core total tangible common equity reflected a normalized tangible common equity to tangible asset ratio of 9.08% equal to the median tangible common equity to tangible asset ratio of the selected transactions;

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income); and

•	Price per common share to estimated EPS of the acquired company in the five selected transactions in which consensus “street estimates” for the acquired company were then available.

KBW also reviewed the price per common share paid for the acquired company in the nine selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $50.31 per share of Farmers Capital common stock and using historical financial information for Farmers Capital as of and for the twelve month period ended December 31, 2017 or March 31, 2018, the 2018 EPS consensus “street estimate” for Farmers Capital (as adjusted by Farmers Capital management) and the closing price of Farmers Capital common stock on April 18, 2018.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for three of the selected transactions and the estimated EPS multiple for one of the selected transactions, which multiples were considered to be not meaningful because they was greater than 35.0x):

				Selected Transactions
	Farmers Capital 12/31/2017	Farmers Capital 3/31/2018		25th Percentile	Median	Average	75th Percentile
Transaction Value / Tangible Book Value (x)	1.96x	1.95x		1.83x	2.02x	2.07x	2.40x
Transaction Value / Core Tangible Book Value(1) (x)	2.22x	2.20x		1.82x	2.16x	2.14x	2.42x
Core Deposit Premium (%)	13.8%	—		11.7%	14.8%	14.8%	18.0%
Transaction Value / LTM EPS (%)	21.5x (2)	19.0x	(2)	18.3x	20.4x	21.3x	24.6x
Transaction Value / Est. EPS (%)	17.5x	—		19.6x	22.5x	22.4x	25.2x
One-Day Market Premium(%)	20.2%	—		10.4%	12.2%	18.7%	15.5%

(1)	Core tangible book values of Farmers Capital and the acquired companies reflected a normalized tangible common equity to tangible asset ratio of 9.08% equal to the median tangible common equity to tangible asset ratio of the selected transactions.
(2)	Results were adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Farmers Capital or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis — Midwest. KBW reviewed publicly available information related to 4 selected Midwest whole bank transactions announced since January 1, 2017 with announced transaction values between $200 million and $500 million and involving acquired companies with latest 12 months return on average assets less than 1.50%. Merger-of-equals transactions and terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Old National Bancorp	Anchor Bancorp, Inc.
Associated Banc-Corp	Bank Mutual Corporation
First Merchants Corporation	Independent Alliance Banks, Inc.
First Busey Corporation	First Community Financial Partners, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent then publicly available, EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Price per common share to core tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by core total tangible common equity), which core tangible book value per share or core total tangible common equity reflected a normalized tangible common equity to tangible asset ratio of 9.45% equal to the median tangible common equity to tangible asset ratio of the selected transactions;

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income); and

•	Price per common share to estimated EPS of the acquired company in the two selected transactions in which consensus “street estimates” for the acquired company were then available.

KBW also reviewed the price per common share paid for the acquired company in the three selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $50.31 per share of Farmers Capital common stock and using historical financial information for Farmers Capital as of and for the twelve month period ended December 31, 2017 or March 31, 2018, the 2018 EPS consensus “street estimate” for Farmers Capital (as adjusted by Farmers Capital management) and the closing price of Farmers Capital common stock on April 18, 2018.

The results of the analysis are set forth in the following table:

					Selected Transactions
	Farmers Capital 12/31/2017		Farmers Capital 3/31/2018		25th Percentile	Median	Average	75th Percentile
Transaction Value / Tangible Book Value (x)	1.96x		1.95x		1.84x	1.95x	2.05x	2.16x
Transaction Value / Core Tangible Book Value(1) (x)	2.17x		2.16x		1.79x	1.94x	2.10x	2.24x
Core Deposit Premium (%)	13.8%		—		10.9%	13.2%	14.5%	16.9%
Transaction Value / LTM EPS (%)	21.5x	(2)	19.0x	(2)	19.6x	24.1x	23.6x	28.1x
Transaction Value / Est. EPS (%)	17.5x	(5)	—		19.7x	22.3x	22.3x	24.8x
One-Day Market Premium(%)	20.2	%(6)	—		11.3%	12.2%	32.3%	43.3%

(1)	Core tangible book values of Farmers Capital and the acquired companies reflected a normalized tangible common equity to tangible asset ratio of 9.45% equal to the median tangible common equity to tangible asset ratio of the selected transactions.
(2)	Results were adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Farmers Capital or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of WesBanco and Farmers Capital to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for WesBanco and Farmers Capital as of March 31, 2018, (ii) publicly available EPS consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018), (iii) financial and operating forecasts and projections of WesBanco provided by WesBanco management, and (iv) market capitalization data as of April 18, 2018. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of WesBanco and Farmers Capital shareholders in the combined company based on the stock consideration of 1.053 shares of WesBanco common stock and also based on a hypothetical exchange ratio assuming 100% stock consideration in the proposed merger for illustrative purposes:

	WesBanco as a % of Total		Farmers Capital as a % of Total
Ownership
Based on Stock Consideration of 1.053 Shares of WesBanco Common Stock	85%		15%
Based on Hypothetical 100% Stock Consideration	84%		16%
Balance Sheet
Total Assets	87%		13%
Gross Loans Held For Investment	87%		13%
Deposits	85%		15%
Tangible Common Equity	81%		19%
Income Statement
2017 GAAP Net Income	86	%(2)	14	%(2)
2018 Estimated Net Income	86	%(3)	14	%(4)
2019 Estimated Net Income	87	%(3)	13	%(4)
Market Capitalization(5)	86%		14%

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of WesBanco and Farmers Capital. Using (i) closing balance sheet estimates as of September 30, 2018 for WesBanco and Farmers Capital provided by WesBanco management, (ii) publicly available EPS consensus “street estimates” of Farmers Capital and an assumed long term EPS growth rate for Farmers Capital provided by WesBanco management, (iii) financial and operating forecasts and projections of WesBanco provided by WesBanco management and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments and a restructuring charge assumed with respect thereto) provided by WesBanco management, KBW analyzed the potential financial impact of the merger on certain projected financial results of WesBanco. This analysis indicated the merger could be accretive to WesBanco’s estimated 2019 EPS and estimated 2020 EPS, and dilutive to WesBanco’s estimated tangible book value per share as of September 30, 2018. Furthermore, the analysis indicated that each of WesBanco’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio as of September 30, 2018 could be lower. For all of the above analysis, the actual results achieved by WesBanco following the merger may vary from the projected results, and the variations may be material.

Farmers Capital Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Farmers Capital to estimate a range for the implied equity value of Farmers Capital. In this analysis, KBW used publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018), as well as assumed long-term net income and asset growth rates of Farmers Capital provided by Farmers Capital management, and KBW assumed discount rates ranging from 10.0% to 14.0%. A range of values was derived by adding (i) the present value of the estimated excess cash flows that Farmers Capital could generate over the five-year period from 2018 to 2022 as a standalone company, and (ii) the present value of Farmers Capital’s implied terminal value at the end of such period. KBW assumed that Farmers Capital would maintain a tangible common equity to tangible asset ratio of 9.50% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Farmers Capital, KBW applied a range of 12.0x to 16.0x to Farmers Capital’s estimated 2023 net income. This discounted cash flow analysis resulted in a range of implied values per share of Farmers Capital stock of approximately $34.97 to $48.14 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values of Farmers Capital.

WesBanco Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of WesBanco to estimate a range for the implied equity value of WesBanco. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of WesBanco provided by WesBanco management, and KBW assumed discount rates ranging from 10.0% to 14.0%. A range of values was derived by adding (i) the present value of the estimated excess cash flows that WesBanco could generate over the five-year period from 2018 to 2022 as a standalone company, and (ii) the present value of WesBanco’s implied terminal value at the end of such period. KBW assumed that WesBanco would maintain a tangible common equity to tangible asset ratio of 8.50% and would retain sufficient earnings to maintain that level. In calculating the terminal value of WesBanco, KBW applied a range of 12.0x to 16.0x to WesBanco’s estimated 2023 net income. This discounted cash flow analysis resulted in a range of implied values per share of WesBanco common stock of approximately $32.89 to $46.78 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values of WesBanco or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Farmers Capital and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of WesBanco and United Bank), may from time to time purchase securities from, and sell securities to, Farmers Capital and WesBanco. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Farmers Capital and WesBanco for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Farmers Capital agreed to pay KBW a cash fee equal to 0.99% of the aggregate merger consideration, $175,000 of which became payable upon the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Farmers Capital also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or

KBW’s role in connection therewith. In addition to this present engagement, during the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to Farmers Capital, but did not receive compensation for such services. In April 2017, KBW was engaged by Farmers Capital to act as financial advisor to Farmers Capital in connection with its consideration of a potential strategic transaction that was not consummated. During the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to WesBanco, but did not receive compensation for such services. In February 2017, KBW was engaged by WesBanco to act as financial advisor to WesBanco in connection with its consideration of a separate potential strategic transaction that was not consummated. KBW may in the future provide investment banking and financial advisory services to Farmers Capital or WesBanco and receive compensation for such services.

Certain Wesbanco Prospective Financial Information

Wesbanco does not make public disclosure of forecasts or projections of its expected financial performance because of, among other things, the inherent difficulty of predicting financial performance for future periods and the inherent uncertainty of the underlying assumptions and estimates. In connection with the merger, however, Wesbanco management provided certain limited unaudited prospective financial information for Wesbanco on a stand-alone basis, without giving effect to the merger, to Farmers Capital for purposes of considering and evaluating the merger and also to Farmers Capital’s financial advisor for purposes of the financial analyses performed by Farmers Capital’s financial advisor in connection with its opinion to the Farmers Capital board of directors.

The prospective financial information for Wesbanco reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Wesbanco’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond Wesbanco’s control. The prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information may also be affected by Wesbanco’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties, including the various risks set forth in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” and in Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the other reports filed by Wesbanco with the SEC.

The prospective financial information for Wesbanco was generally not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Wesbanco’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date prepared.

You are strongly cautioned not to place undue reliance on the prospective financial information set forth below. The inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as an indication that any of Wesbanco, Farmers Capital or their affiliates, advisors or representatives considered or consider the prospective financial information to be necessarily predictive of actual future events, and the prospective financial information should not be relied upon as such. None of Wesbanco, Farmers Capital or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date such information was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. None of Wesbanco, Farmers Capital or their respective affiliates, advisors or representatives makes any representation to any shareholder regarding the projections. The prospective financial information is not being included in this proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the prospective financial information was provided to Farmers Capital and its financial advisor.

In light of the foregoing, and considering that the Farmers Capital special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Farmers Capital shareholders are cautioned not to place unwarranted reliance on such information, and Wesbanco urges all Farmers Capital shareholders to review Wesbanco’s most recent SEC filings for a description of Wesbanco’s reported financial results. See “Where You Can Find More Information” on page 96 of this proxy statement/prospectus.

Wesbanco provided Farmers Capital and its financial advisor with a projected EPS for Wesbanco for each of the following fiscal years as follows:

2018 — $2.83

2019 — $3.05

2020 — $3.12

For fiscal years after 2020, Wesbanco provided an estimated long-term EPS growth rate for Wesbanco of 5%.

Certain Farmers Capital Prospective Financial Information

Farmers Capital does not make public disclosure of forecasts or projections of its expected financial performance because of, among other things, the inherent difficulty of predicting financial performance for future periods and the inherent uncertainty of the underlying assumptions and estimates.

In connection with the merger, however, Farmers Capital management provided certain limited unaudited prospective financial information for Farmers Capital on a stand-alone basis, without giving effect to the merger, to KBW, Farmers Capital’s financial advisor, for purposes of the financial analyses performed by KBW in connection with its opinion to the Farmers Capital board of directors.

The prospective financial information for Farmers Capital reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Farmers Capital’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond Farmers Capital’s control. The prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information may also be affected by Farmers Capital’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties, including the various risks set forth in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” and in Farmers Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and the other reports filed by Farmers Capital with the SEC.

The prospective financial information for Farmers Capital was generally not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Farmers Capital’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date prepared.

You are strongly cautioned not to place undue reliance on the prospective financial information set forth below. The inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as an indication that any of Farmers Capital, Wesbanco or their affiliates, advisors or representatives considered or consider the prospective financial information to be necessarily predictive of actual future events, and the prospective financial information should not be relied upon as such. None of Farmers Capital, Wesbanco or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date such information was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. None of Farmers Capital, Wesbanco or their respective affiliates, advisors or representatives makes any representation to any shareholder regarding the projections. The prospective financial information is not being included in this proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the prospective financial information was provided to KBW.

In light of the foregoing, and considering that the Farmers Capital special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Farmers Capital shareholders are cautioned not to place unwarranted reliance on such information.

Farmers Capital provided KBW with a projected 2018 EPS for Farmers Capital of $2.87, which represented the 2018 consensus “street estimate” for Farmers Capital as adjusted by Farmers Capital management. Farmers Capital provided KBW with a projected 2019 EPS for Farmers Capital of $2.95. For fiscal years after 2019, Farmers Capital provided an estimated long-term EPS growth rate for Farmers Capital of 5%.

Interests of Certain Persons in the Merger

In considering the recommendation of the Farmers Capital board of directors with respect to the merger agreement, you should be aware that certain persons, including the directors and executive officers of Farmers Capital, have interests in the merger in addition to their interests as shareholders of Farmers Capital generally. The Farmers Capital board of directors was aware of these interests and considered them in approving the merger agreement and the transactions contemplated thereby. As described in more detail below, these interests include certain payments and benefits that may be provided to certain executive officers upon completion of the merger. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Executive Officer Agreements. As described in more detail below, concurrently with the execution of the merger agreement, Farmers Capital, Wesbanco and, in certain instances, Wesbanco Bank, entered into agreements with each of the following Farmers Capital executive officers: (i) Lloyd C. Hillard, Jr., President and Chief Executive Officer of Farmers Capital; (ii) Mark A. Hampton, EVP, Secretary & Chief Financial Officer of Farmers Capital; (iii) J. David Smith, Jr., Sr. EVP & Chief Operating Officer of Farmers Capital; and (iv) Rickey D. Harp, EVP, Chief Trust Officer & Market President for Farmers Capital. In addition, Rickey D. Harp, Mark A. Tranbarger and Michael E. Schornick, Jr. entered into a Restricted Stock Award Agreement with Wesbanco. All of the agreements will be effective as of the effective time of the merger.

Lloyd C. Hillard, Jr. On April 19, 2018, Lloyd C. Hillard, Jr. entered into an Agreement Terminating Employment Agreement with Farmers Capital and Wesbanco (the “Hillard Agreement”). Pursuant to the Hillard Agreement, at the effective time of the merger Wesbanco will make a single cash payment to Mr. Hillard in the amount of $1,665,430, which is the amount Mr. Hillard would have been entitled to receive under his current employment agreement with Farmers Capital by reason of the merger. In addition, the Hillard Agreement provides that after the effective time of the merger, Mr. Hillard may, with a 180 day prior written notice to Wesbanco, retire and be provided during the longer of his life and his spouse’s life such health, hospitalization, medical, and dental insurance policy or plan or Medicare supplement plan which Wesbanco makes available to Wesbanco’s highest ranking executives. This is substantially identical to the benefit provided Mr. Hillard under his current employment agreement with Farmers Capital. Upon retirement, Mr. Hillard will also be entitled to purchase the automobile then provided to him by Wesbanco Bank for a purchase price of $100, which is substantially the same automobile purchase on retirement right contained in Mr. Hillard’s employment agreement with Farmers Capital. The Hillard Agreement also terminates Mr. Hillard’s employment agreement with Farmers Capital as of the effective time of the merger. Finally, the Hillard Agreement contains certain confidentiality, non-compete and non-solicitation restrictive covenants. These restrictive covenants are substantially similar to the restrictive covenants in Mr. Hillard’s employment agreement with Farmers Capital, although the non-compete covenants are less restrictive in geographic scope and are limited in duration to one year following termination of employment, as opposed to three years following the termination of employment under Mr. Hillard’s employment agreement with Farmers Capital.

In addition, on April 19, 2018 Mr. Hillard entered into an Employment Agreement with Wesbanco and Wesbanco Bank pursuant to which, as of the effective time of the merger, Mr. Hillard will be employed by Wesbanco and Wesbanco Bank as Chairman, Cental and Southern Kentucky market. Under this employment agreement, Mr. Hillard will be entitled to an annual salary in an amount to be determined by the board of directors of Wesbanco Bank, which amount will be no less than $275,000 per year. Mr. Hillard will also be entitled to such other miscellaneous benefits and perquisites as Wesbanco Bank provides to its executive employees generally, including cell phone reimbursement. The term of the employment agreement begins on the effective date of the merger and ends on September 30, 2020. The employment agreement also provides that Mr. Hillard will be entitled to receive a retention bonus in the amount of $250,000 if he is an active employee of Wesbanco Bank on September 30, 2020. If Mr. Hillard is terminated without cause prior to September 30, 2020, Mr. Hillard (or his personal representative if he dies after he is terminated without cause, but before September 30, 2020) will be entitled to receive the bonus as soon as administratively feasible after September 30, 2020. Mr. Hillard will not be entitled to the bonus if, prior to September 30, 2020, he becomes disabled, voluntarily resigns from his employment, his employment is terminated by reason of his death, or Mr. Hillard’s employment is terminated by Wesbanco Bank for cause. The employment agreement also contains confidentiality and non-solicitation restrictive covenants. If Wesbanco Bank terminates Mr. Hillard’s employment other than for cause, in addition to the retention bonus he may be entitled to receive discussed above, Mr. Hillard would be entitled to receive an amount equal to the greater of (i) six (6) months of base salary at his then current base rate, or (ii) the base salary Mr. Hillard would have received had he continued to be employed through the end of the then existing term of employment under the employment agreement.

Mark A. Hampton. On April 19, 2018, Mark A. Hampton entered into an Agreement Terminating Employment Agreement with Farmers Capital, Wesbanco and Wesbanco Bank (the “Hampton Agreement”). Pursuant to the Hampton Agreement, at the effective time of the merger Wesbanco will make a single cash payment to Mr. Hampton in the amount of $425,000, which is the amount Mr. Hampton would have been entitled to receive under his current employment agreement with Farmers Capital by reason of the merger. The Hampton Agreement also terminates Mr. Hampton’s employment agreement with Farmers Capital as of the effective time of the merger. Effective at the effective time of the merger, the Hampton Agreement provides that Mr. Hampton will become an employee-at-will of Wesbanco Bank with such salary and bonus opportunities as determined by the Chief Executive Officer of Wesbanco Bank from time to time and will be provided with the employee benefits as are customarily provided to employees of Wesbanco Bank. Finally, the Hampton Agreement contains certain confidentiality and non-solicitation restrictive covenants. These restrictive covenants are substantially similar to the restrictive covenants in Mr. Hampton’s employment agreement with Farmers Capital, although the non-compete provisions have been eliminated and the non-solicit provisions have been reduced in duration from three years to one year.

Rickey D. Harp Agreement. On April 19, 2018, Rickey D. Harp entered into an Agreement of Non-Renewal and Expiration of Employment Agreement with Farmers Capital, Wesbanco and Wesbanco Bank (the “Harp Agreement”). Pursuant to the Harp Agreement, Mr. Harp’s employment agreement with Farmers will not be renewed and will expire in accordance with its terms on December 31, 2018. For the period between the effective time of the merger and December 31, 2018, if any, Mr. Harp will be an employee of Wesbanco Bank under the terms and conditions of his employment agreement with Farmers Capital. The Harp Agreement further provides that effective January 1, 2019 and assuming the effective time of the merger occurs before such date, Mr. Harp will become an employee-at-will of Wesbanco Bank with such salary, bonus opportunities and other compensation and terms and conditions of employment as determined by the Chief Executive Officer of Wesbanco Bank from time to time and will be provided with the employee benefits as are customarily provided to employees of Wesbanco Bank. Finally, the Harp Agreement contains certain confidentiality, non-compete and non-solicitation restrictive covenants. These restrictive covenants are substantially similar to the restrictive covenants in Mr. Harp’s employment agreement with Farmers Capital, although the non-compete covenants are less restrictive in geographic scope and are limited in duration to one year following termination of employment, as opposed to three years following the termination of employment under Mr. Harp’s employment agreement with Farmers Capital.

In addition, on April 19, 2018 Mr. Harp entered into a Restricted Stock Award Agreement with Wesbanco pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time of the merger, 2,111 restricted shares of Wesbanco common stock, which will cliff-vest on the second anniversary of the grant date if Mr. Harp remains employed by Wesbanco or Wesbanco Bank at that time. This grant will not be made if the merger does not occur.

J. David Smith, Jr. On April 19, 2018, J. David Smith entered into an Agreement Terminating Employment Agreement with Farmers Capital, Wesbanco and Wesbanco Bank (the “Smith Agreement”). Pursuant to the Smith Agreement, at the effective time of the merger Wesbanco will make a single cash payment to Mr. Smith in an amount which will be the amount of base salary Mr. Smith would have been entitled to receive throughout the remaining term of his current employment agreement with Farmers Capital which is December 31, 2019. His current base salary is $330,000. The Smith Agreement also terminates Mr. Smith’s employment with Farmers Capital and Wesbanco as of the effective time of the merger and terminates Mr. Smith’s employment agreement with Farmers Capital. Mr. Smith will not become an employee of Wesbanco or Wesbanco Bank after the effective time of the merger. The Smith Agreement also provides that, for the period equal to the shorter of eighteen months or until Mr. Smith is eligible for comparable coverage from a subsequent employer, Wesbanco will provide health, dental and vision coverage under the Wesbanco employee welfare benefit plan that provides health, dental and vision coverage to executives of Wesbanco on the same terms and conditions and with the same employee contribution rates as are applicable to Wesbanco executives participating in that plan. Finally, the Smith Agreement contains certain confidentiality, non-compete and non-solicitation restrictive covenants. These restrictive covenants are substantially similar to the restrictive covenants in Mr. Smith’s employment agreement with Farmers Capital, although the non-compete covenants are less restrictive in geographic scope and contain certain carve-outs and are limited in duration to one year following termination of employment, as opposed to three years following the termination of employment under Mr. Smith’s employment agreement with Farmers Capital. He also will be permitted to purchase his current company car for the sum of $1.00 and be paid for his accrued and unused paid time off. He will also receive a payment for any forfeitures required under the Farmers Capital 401(k) Plan by reason of his early depature.

Board of Directors Appointment; Advisory Board. One current Farmers Capital director, Michael J. Crawford, will be appointed to the board of directors of Wesbanco and Wesbanco Bank at the effective time of the merger. The director appointee will serve until the next meeting of Wesbanco’s shareholders and will be nominated for election to the Wesbanco board at that shareholder meeting and subsequent shareholder meetings until he or she has served a three-year term. In addition, each member of the Farmers Capital board of directors at the effective time of the merger, will be appointed to a newly-created advisory board for the Central and Southern Kentucky markets. Each advisory board member will serve for at least one year and, to the extent not otherwise employed by Wesbanco, will receive the same annual compensation they received for service on the Farmers Capital board of directors for the fiscal year ended December 31, 2017.

Indemnification. Wesbanco has agreed that, following the effective time of the merger, it will indemnify, defend and hold harmless the current and former directors and officers of Farmers Capital against all costs, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by applicable law, including provisions relating to advances of expenses. The merger agreement further provides that Wesbanco will obtain six years of extended liability insurance to provide for continued coverage of Farmers Capital’s directors and officers with respect to matters occurring prior to the effective time of the merger, subject to a cap that limits the annual amount that Wesbanco must expend for such liability insurance to no more 150% of the annual amount expended by Farmers Capital prior to the effective time of the merger.

Ownership by Farmers Capital Officers and Directors. As of the record date, the directors and executive officers of Farmers Capital beneficially owned, in the aggregate, approximately 239,646 shares of Farmers Capital common stock, representing approximately 3.2% of the outstanding shares of Farmers Capital common stock. Directors and executive officers of Farmers Capital will be treated the same as other Farmers Capital shareholders with respect to their ownership of outstanding Farmers Capital common stock.

Please see the discussion under “Benefit Agreements” above for information regarding Employee Severence Benefits, Retention Bonus Pools, and Retention Restricted Stock Agreements.

Summary of Golden Parachute Arrangements

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Farmers Capital that is based on, or otherwise relates to, the merger (which we refer to as “merger-related compensation”).

The merger-related compensation described below payable by Wesbanco or Farmers Capital, as applicable, upon the effective time of the merger is based on rights granted under existing agreements with Farmers Capital and certain agreements with Wesbanco terminating or not renewing those employment agreements with Farmers Capital and addressing certain other matters. As described above in “Interests of Certain Persons in the Merger,” Lloyd Hillard entered into an Employment Agreement with Wesbanco and Wesbanco Bank effective as of the effective time of the merger. In addition, Rickey Harp entered into a Restricted Stock Award Agreement with Wesbanco pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time of the merger, 2,111 restricted shares of Wesbanco common stock to Mr. Harp. The merger-related compensation described below does not include amounts payable under Mr. Hillard’s new Employment Agreement with Wesbanco and Wesbanco Bank or Mr. Harp’s Restricted Stock Award Agreement. Nor does it include any continued payments under Mr. Harp’s employment agreement assumed by Wesbanco in the merger until it expires on December 31, 2018. Finally, the merger-related compensation described below also does not include any post-merger salary, bonus or other amounts that may be paid by Wesbanco to Mark Hampton if he becomes an employee at will of Wesbanco after the effective time of the merger. For additional details regarding the terms Mr. Hillard’s Employment Agreement with Wesbanco and Mr. Harp’s Restricted Stock Award Agreement with Wesbanco, see the discussion under the heading “Interests of Certain Persons in the Merger” above.

None of the named executive officers of Farmers Capital hold any unvested equity awards of Farmers Capital. Accordingly, no equity is subject to accelerated vesting by reason of the merger and none is included in the table below.

The table below sets forth the amount of payments and benefits that each of the named executive officers of Farmers Capital would receive in connection with the merger, based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table. For purposes of calculating such amounts, in addition to the assumptions described in the footnotes to the table below, the table below assumes that the effective time of the merger occurs on September 30, 2018 solely for purposes of the disclosure in this section, and each named executive officer is assumed to experience a qualifying termination on such date. All amounts in the table below are attributable to a single-trigger arrangement.

Golden Parachute Compensation

Name	Cash($)(1)	Perquisites/ Benefits($)		Total($)
Lloyd C. Hillard, Jr.	1,665,430	—		1,665,430
Mark A. Hampton	425,000	—		425,000
Rickey D. Harp	—	—		0
J. David Smith, Jr.	418,750	39,831	(2)	458,581
James L. Grubbs (3)	—	—		0

1.	Represents lump sum cash payments to be made at the effective time of the merger.
2.	$11,000 of this amount comprise the estimated value of unvested Farmers Capital matching contributions to voluntarily deferred salary contributions into Mr. Smith’s 401(k) plan, the vesting of which will be accelerated by the merger assuming termination of the Farmers Capital 401(k) plan at the effective time of the merger. $20,831 of this amount represents the estimated aggregate value of continued health, dental and vision benefits for 18 months, which is the maximum length Wesbanco could be required to pay for such benefits under the Smith Agreement. Also includes the $8,000 estimated fair market value of a company automobile provided to Mr. Smith by Farmers Capital which may be purchased by him for $1.00 at the effective time of the merger under the terms of the Smith Agreement.
3.	On May 24, 2018, James L. Grubbs resigned as Executive Vice President, Chief Commercial Banking Officer of United Bank, a subsidiary of Farmers Capital. Mr. Grubbs is no longer employed by Farmers Capital or United Bank.

Regulatory Approvals

Completion of the merger and the bank merger are each subject to certain federal and state bank regulatory agency filings and approvals. Wesbanco and Farmers Capital and their banking subsidiaries cannot complete the merger and the bank merger unless and until Wesbanco and Farmers Capital and their banking subsidiaries receive all necessary prior approvals from the applicable bank regulatory authorities. Wesbanco and Farmers Capital have agreed to use their reasonable best efforts to obtain all such necessary prior approvals required to consummate the transactions contemplated by the merger agreement. Neither Wesbanco nor Farmers Capital can predict whether or when Wesbanco and Farmers Capital will obtain the required regulatory approvals, waivers or exemptions necessary for the merger of Wesbanco with Farmers Capital and the merger of United Bank & Capital Trust Company with and into Wesbanco Bank. As of the date of this proxy statement/prospectus, we have not yet received the required regulatory approvals.

Federal Deposit Insurance Corporation. The bank merger is subject to the approval by the Federal Deposit Insurance Corporation (“FDIC”) under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider, among other factors, the competitive effect of the merger, the managerial and financial resources and future prospects of the merging banks, the effect of the merger on the convenience and needs of the communities to be served, including the records of performance of the merging banks in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of the merging banks in combating money laundering activities, and the risk that would be posed by the merger to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing. Wesbanco filed the requisite bank merger application with the FDIC on May 16, 2018.

The bank merger (the completion of which is not a condition to the merger) may not be consummated until 30 days after the approval of the FDIC (or such shorter period as the FDIC may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the bank merger on antitrust grounds.

Federal Reserve Board. The merger requires the approval of the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended, unless the Federal Reserve Board is willing to grant a waiver pursuant to its regulations allowing for such waivers. On May 30, 2018 the Federal Reserve Board granted such a waiver.

West Virginia Division of Financial Institutions. Both the merger and the bank merger require the approval of the West Virginia Division of Financial Institutions. Wesbanco is in the process of filing an application for approval of the merger and bank merger with the West Virginia Division of Financial Institutions. Wesbanco filed the requisite application for approval of the merger with the West Virginia Division of Financial Institutions on May 16, 2018.

Kentucky Department of Financial Institutions. The acquisition of control of United Bank & Capital Trust Company through the merger of Farmers Capital into Wesbanco must also be approved by the Kentucky Department of Financial Institutions (“KDFI”). The KDFI will review the acquisition to determine, among other things, whether the public convenience and advantage will be served by the transaction. Wesbanco filed the requisite notice of bank merger application with the Kentucky Department of Financial Institutions on May 16, 2018.

Other Requisite Approvals, Notices and Consents. Neither Farmers Capital nor Wesbanco is aware of any other regulatory approvals, notices or consents required for completion of the merger other than those we describe above. Should any other approvals, notices or consents be required, Farmers Capital and Wesbanco presently contemplate both of us would seek to obtain such approvals or consents and give such notices. There can be no assurance, however, that Wesbanco and Farmers Capital can obtain any other approvals or consents, if required.

There can be no assurance that the regulatory authorities described above will approve the merger or the bank merger, and if such mergers are approved, there can be no assurance as to the date on which Wesbanco and Farmers Capital will receive such approvals. The mergers cannot proceed in the absence of the receipt of all requisite regulatory approvals.

The approval of any application merely implies the satisfaction of regulatory criteria for approval. Any such approval does not include review of the merger from the standpoint of the adequacy of the merger consideration our shareholders will receive upon the merger. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Dissenters’ Rights of Farmers Capital Shareholders

Kentucky law provides certain rights to shareholders who dissent from certain corporate actions, including the proposed merger. The following is a summary of the material provisions of Kentucky law relating to the dissenters’ rights of shareholders and is qualified in its entirety by reference to the provisions of Sections 271B.13-010 through 271B.13-310 of the KBCA, which are attached in full as Annex C to this proxy statement. You are urged to read Annex C in its entirety. Under the provisions of the KBCA, if the merger agreement is approved at the special meeting and the proposed merger is consummated, any shareholder of Farmers Capital who objects to the proposed merger and who fully complies with Sections 271B.13-010 through 271B.13-310 of the KBCA will be entitled to demand and receive payment in cash of an amount equal to the fair value of the shareholder’s shares of Farmers Capital common stock.

Only a shareholder of record may assert dissenters’ rights. A beneficial owner of shares held in a voting trust or by a nominee as the record shareholder (as in the case of shares held in a brokerage account) must direct the shareholder of record to assert dissenters’ rights on behalf of the beneficial owner unless the right to dissent is granted to the beneficial owner by a nominee certificate on file with a corporation.

A shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Farmers Capital in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial owner may assert dissenters’ rights only if the beneficial owner submits to Farmers Capital the record shareholder’s written consent to the dissent not later than the time the beneficial owner asserts dissenters’ rights, and does so with respect to all shares of Farmers Capital common stock of which he or she is the beneficial owner or over which he or she has power to direct the vote.

For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights, the fair value of a dissenting shareholder’s common stock will equal the value of the shares immediately before consummation of the proposed merger, excluding any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the merger are not opinions as to, and do not address in any respect, fair value under the KBCA.

Any shareholder desiring to assert dissenters’ rights and receive payment of the fair value of such shareholder’s shares of Farmers Capital common stock must deliver to Farmers Capital, prior to the shareholder vote at the special meeting of shareholders, a written notice of intent to demand payment for his or her shares if the merger is effectuated, must not vote his or her shares in favor of the merger agreement at the special meeting of the shareholders of Farmers Capital, and must comply with the payment demand and other procedural requirements of the KBCA described below.

All written communications from shareholders with respect to the assertion of dissenters’ rights should be mailed to Farmers Capital at: 202 West Main Street, Frankfort, Kentucky 40601, Attention: Corporate Secretary. Voting against, abstaining from voting or failing to vote on the proposal to approve the merger agreement is not enough to satisfy the requirements to assert dissenters’ rights under the KBCA. You must also comply with all of the conditions relating to the separate written notice of intent to demand payment described above and the separate written demand for payment of the fair value of shares of Farmers Capital common stock and the other procedural provisions described below.

Within 10 days after the approval of the merger agreement at the special meeting, Farmers Capital will send a dissenters’ notice to all shareholders who have timely provided a notice of intent to demand payment in accordance with the procedures described above and who did not vote his or her shares in favor of the merger agreement at the Farmers Capital special meeting of the shareholders. The dissenters’ notice will state the dates and place for receipt of the payment demand and the deposit of Farmers Capital stock certificates, inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, supply a form for demanding payment that includes the date of the first announcement to the news media or shareholders of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not he or she acquired beneficial ownership of his or her shares before that date, set a date by which Farmers Capital must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the dissenters’ notice is delivered, and be accompanied by a copy of the dissenters’ rights provisions of the KBCA.

In order to receive the payment contemplated by the dissenters’ rights provisions of the KBCA, shareholders who receive a dissenters’ notice must demand payment, certify whether the holder acquired beneficial ownership of shares before the date of the first announcement to the news media or to shareholders of the terms of the proposed merger, and deposit their stock certificates with Farmers Capital according to the terms of the dissenters’ notice.

Farmers Capital may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed merger is consummated. However, the person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the consummation of the proposed merger.

If the consummation of the proposed merger does not occur within 60 days after the date set for demanding payment and depositing share certificates, Farmers Capital will be required to return the deposited certificates and release any transfer restrictions imposed on uncertificated shares. If the merger then later occurs, Farmers Capital will be required to send a new dissenters’ notice, and the payment demand procedures outlined above must be repeated.

As soon as the merger occurs and Wesbanco, as successor in interest to Farmers Capital, receives a payment demand from a dissenting shareholder who has complied with the statutory requirements, Wesbanco, as successor in interest to Farmers Capital, will pay the dissenter the amount it estimates to be the fair value of his or her shares, plus accrued interest. The payment will be accompanied by the balance sheet of Farmers Capital as of the end of a fiscal year ended not more than 16 months before the date of payment; an income statement for that year; a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any; a statement of Farmers Capital’s estimate of the fair value of the shares; an explanation of how the interest was calculated; and a statement of the dissenter’s right to demand payment under Section 271B.13-280 of the KBCA.

After consummation of the merger, Wesbanco, as successor in interest to Farmers Capital, may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date of the first announcement to the news media or Farmers Capital shareholders of the terms of the proposed merger. If Wesbanco, as successor in interest to Farmers Capital, makes such an election, we will estimate the fair value of the shares, plus accrued interest, and send an offer to each such dissenter that includes the estimate of the fair value, an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under Section 271B.13-280 of the KBCA. Wesbanco, as successor in interest to Farmers Capital, will pay the offer amount to each such dissenting shareholder who agrees to accept it in full satisfaction of his or her demand.

Under Section 271B.13-280 of the KBCA, a dissenting shareholder who is dissatsifed with the payment or offer from Wesbanco, as successor in interest to Farmers Capital, may notify Wesbanco, as successor in interest to Farmers Capital, in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due and demand payment of the dissenter’s estimate or reject the corporation’s offer under Section 271B.13-270 of the KBCA and demand payment of the fair value of his or her shares and interest due, if:

(i)	the dissenter believes the amount Farmers Capital paid or offered is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(ii)	Farmers Capital fails to make payment within 60 days after the date set for demanding payment; or

(iii)	Farmers Capital, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenter waives the right to demand payment under Section 271B.13-280 of the KBCA unless he or she notifies Farmers Capital of his or her demand in writing within 30 days after payment is made or offered for the dissenter’s shares.

If the demand for payment under Section 271B.13-280 of the KBCA remains unsettled, then Wesbanco, as successor in interest to Farmers Capital, within 60 days after receiving the payment demand of a different amount from the dissenting shareholder, must petition the circuit court in Franklin County, Kentucky, to determine the fair value of the shares and accrued interest. Wesbanco, as successor in interest to Farmers Capital, must make all dissenting shareholders whose demands remain unsettled parties to the proceeding, and all parties must be served with a copy of the petition. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the Wesbanco, as successor in interest to Farmers Capital, or for the fair value, plus accrued interest, of his or her after-acquired shares for which Wesbanco, as successor in interest to Farmers Capital, elected to withhold payment under Section 271B.13-270 of the KBCA. If Farmers Capital does not begin the proceeding within the 60-day period, it will be required to pay the amount demanded by each dissenting shareholder whose demand remains unsettled.

Shareholders should note that dissenting shareholders will recognize gain or loss for federal income tax purposes on cash paid to them in satisfaction of the fair value of their shares, and should consult their tax advisors accordingly. See “Material United States Federal Income Tax Consequences” beginning on page 66 of this proxy statement/prospectus.

Failure by any shareholder to follow the complex steps required by the KBCA for properly asserting dissenters’ rights may result in the loss of those rights. If you are considering dissenting from the approval of the merger agreement and asserting your dissenters’ rights under the KBCA, you should consult your legal advisor.

Delisting and Deregistration of Farmers Capital Common Stock Following the Merger

If the merger is completed, Farmers Capital common stock will be delisted from the Nasdaq Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended. It is a condition to closing that the shares of Wesbanco common stock to be issued to Farmers Capital shareholders in the merger must have been approved for listing on the Nasdaq Global Select Market.

Shares to be Issued by Wesbanco in the Merger; Ownership of Wesbanco after the Merger

Wesbanco will issue a maximum of approximately 7,927,453 shares of its common stock to Farmers Capital shareholders in connection with the merger, based on the number of shares of Farmers Capital common stock outstanding on the record date and additional shares of Farmers Capital common stock that may be issued prior to the closing, assuming no adjustment to the exchange ratio is made. Assuming that Wesbanco issues that maximum number of shares, those shares would constitute approximately 14.5% of the outstanding stock of Wesbanco after the merger, based on the number of shares of Wesbanco common stock outstanding on the record date. The Wesbanco shares to be issued in the merger will be listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.”

Management Following the Merger

Each of the current directors and executive officers of Wesbanco will continue to serve in those capacities following the merger. Additionally, Michael J. Crawford, currently a director of Farmers Capital, will be appointed to the board of directors of Wesbanco. For information as to the identities, backgrounds, compensation and certain other matters relating to Wesbanco’s and Farmers Capital’s directors and executive officers, please refer to Wesbanco’s proxy statement for its 2018 annual meeting of shareholders and Farmers Capital’s proxy statement for its 2018 annual meeting of shareholders, as applicable, which are incorporated by reference herein. See “Where You Can Find More Information about Wesbanco and Farmers Capital.”

Accounting Treatment

In accordance with Financial Accounting Standards Board, Accounting Standards Codification 805, Business Combinations, Wesbanco will account for the merger as an “acquisition.” Under acquisition accounting, Farmers Capital’s assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of Wesbanco. Any excess of the purchase price over the fair values of net assets acquired will be recorded as goodwill. Financial statements of Wesbanco issued after the merger will include these initial fair values (adjusted for subsequent amortization or accretion) and Farmers Capital’s results of operations from the effective time of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Farmers Capital common stock that exchange their shares of Farmers Capital common stock for shares of Wesbanco common stock and cash pursuant to the merger. This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative rulings and practice, and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to Farmers Capital shareholders that hold Farmers Capital common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular shareholder in light of personal circumstances or to shareholders subject to special treatment under U.S. federal income tax laws, including:

•	banks, financial institutions or trusts;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	pass-through entities and investors in such entities;

•	real estate investment trusts;

•	regulated investment companies;

•	foreign persons;

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	shareholders who received their Farmers Capital common stock through the exercise of employee stock options, holders of options to acquire Farmers Capital common stock, or holders who acquired their Farmers Capital common stock through a tax-qualified retirement plan or otherwise as compensation; and

•	shareholders who hold Farmers Capital common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, this discussion does not address any alternative minimum tax or any state, local, foreign, or non-income tax consequences of the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Farmers Capital common stock that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If a partnership or other entity taxed as a partnership for U.S. federal income tax purposes holds Farmers Capital common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

Each holder of Farmers Capital common stock should consult his, her or its tax advisor with respect to the particular tax consequences of the merger to such shareholder.

The merger is conditioned upon receipt at closing by Farmers Capital of a legal opinion from Squire Patton Boggs (US) LLP and upon receipt at closing by Wesbanco of a legal opinion from K&L Gates LLP, in each case, dated the closing date of the merger and to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Neither of these opinions will be binding on the Internal Revenue Service (the “IRS”) or the courts, and neither Farmers Capital nor Wesbanco intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Consequently, we cannot provide assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

The opinions of Squire Patton Boggs (US) LLP and K&L Gates LLP to be issued at closing will rely on certain assumptions that customarily are made with respect to transactions of this kind. The opinions also will rely on representations and covenants, including certain factual representations contained in officers’ certificates of Farmers Capital and Wesbanco. Squire Patton Boggs (US) LLP and K&L Gates LLP will assume such representations to be true, correct and complete. If any such representation cannot be made on the effective date of the merger, or any such representation or assumption upon which the opinions are based is inconsistent with the actual facts or incorrect, then Squire Patton Boggs (US) LLP and K&L Gates LLP may be unable to render the opinions upon which the closing is conditioned, and the U.S. federal income tax consequences of the merger could be adversely affected.

Receipt of Wesbanco Common Stock and Cash

Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the exchange of Farmers Capital common stock for Wesbanco common stock and cash (other than cash received in lieu of a fractional share) generally will result in the recognition of gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Wesbanco common stock received pursuant to the merger over the adjusted tax basis in the shares of Farmers Capital common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If a shareholder of Farmers Capital common stock acquired different blocks of Farmers Capital common stock at different times or at different prices, such shareholder should consult his, her or its tax advisor regarding the manner in which gain or loss should be determined. Any gain recognized generally will be long-term capital gain if, as of the effective date of the merger, the holding period with respect to the Farmers Capital common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of Wesbanco common stock received in the merger, including any fractional share interests deemed received and redeemed as described below, will equal the aggregate adjusted tax basis in the Farmers Capital common stock surrendered, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. The holding period for the shares of Wesbanco common stock received in the merger (including a fractional share interest deemed received and redeemed as described below) will include the holding period for the shares of Farmers Capital common stock surrendered in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Wesbanco. For purposes of this determination, the holder is treated as if he, she or it first exchanged all of his, her or its shares of Farmers Capital common stock solely for Wesbanco common stock and then Wesbanco immediately redeemed a portion of the Wesbanco common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain, and not as a dividend equivalent, if the deemed redemption is (1) “substantially disproportionate” with respect to the holder, or (2) “not essentially equivalent to a dividend” (i.e., the deemed redemption results in a “meaningful reduction” in the Farmers Capital shareholder’s interest in Wesbanco common stock).

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the holder’s percentage interest in Wesbanco common stock (including stock constructively owned by the holder) immediately after the merger is less than 80% of what the percentage interest would have been if, hypothetically, the holder had received solely Wesbanco common stock in exchange for all Farmers Capital common stock owned or constructively owned by the holder before the merger. Whether an exchange would result in a meaningful reduction depends on the particular shareholder’s facts and circumstances. The IRS has ruled that a shareholder in a publicly-held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in its percentage stock ownership in the deemed redemption. Accordingly, the gain recognized in the exchange by such shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult his, her or its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received in Lieu of a Fractional Share of Wesbanco Common Stock

If a shareholder of Farmers Capital common stock receives cash instead of a fractional share of Wesbanco common stock, the holder will generally be treated as having received such fractional share and then as having received such cash in redemption of that fractional share by Wesbanco. Unless the receipt of such cash is treated as a dividend under the principles discussed above under “—Possible Treatment of Cash as a Dividend,” a holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to the fractional share of Wesbanco common stock. Such gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is more than one year. The deductibility of capital losses is subject to limitations.

Net Investment Income Tax

A holder who is an individual is subject to a 3.8% tax on the lesser of: (i) his or her “net investment income” for the relevant taxable year, or (ii) the excess of his or her modified adjusted gross income for the taxable year over certain thresholds (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders should consult their tax advisors as to the application of this additional tax to their circumstances.

Backup Withholding and Information Reporting

A non-corporate shareholder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the merger, including cash received in lieu of a fractional Wesbanco common stock share. Backup withholding generally will not apply, however, to such shareholders that:

•	furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on an IRS Form W-9 or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A shareholder of Farmers Capital common stock who receives Wesbanco common stock as a result of the merger will be required to retain records pertaining to the merger. Each shareholder of Farmers Capital common stock that is required to file a U.S. federal income tax return and who is a “significant holder” that receives Wesbanco common stock in the merger will be required to file a statement with the shareholder’s U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 setting forth such shareholder’s basis in the Farmers Capital common stock surrendered (determined immediately prior to the exchange) and the fair market value of the Farmers Capital common stock which is exchanged by that significant holder (determined immediately prior to the exchange). A “significant holder” is a shareholder of Farmers Capital common stock that, immediately before the merger, owned at least 5% of the outstanding stock of Farmers Capital or securities of Farmers Capital with a basis for U.S. federal income taxes of at least $1.0 million.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis of all potential U.S. federal income tax consequences of the merger. Shareholders are urged to consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the merger to the particular circumstances relevant to each holder.

Representations and Warranties

The merger agreement contains representations and warranties made by Farmers Capital and Wesbanco. These include, among other things, representations relating to:

•	corporate organization, power and existence;

•	capitalization;

•	subsidiaries;

•	authority to enter into the merger and the binding nature of the merger agreement;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	financial statements;

•	SEC filings;

•	absence of undisclosed liabilities;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	brokers/finder fees;

•	loans and loan documentation;

•	internal controls over financial reporting and disclosure controls and procedures;

•	operation in the ordinary course of business consistent with past practice and absence of material adverse changes since December 31, 2017;

•	title to real property, ownership and sufficiency of assets;

•	involvement in litigation and orders issued by governmental authorities;

•	certain tax matters;

•	certain regulatory matters;

•	absence of certain legal proceedings;

•	employee benefit plans;

•	takeover laws;

•	governmental licenses and permits;

•	insurance;

•	insider transactions; and

•	compliance with applicable laws.

Farmers Capital makes additional representations and warranties to Wesbanco in the merger agreement relating to, among other things:

•	intellectual property rights;

•	employment agreements; and

•	vote required.

Some of the representations and warranties contained in the merger agreement are qualified by as to “materiality” or by a “material adverse effect” or “material adverse change” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect or material adverse change to the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. For purposes of the merger agreement, a “material adverse effect” or “material adverse change” with respect to Farmers Capital, Wesbanco or the surviving corporation, as the case may be, generally means a material adverse effect on (i) the financial condition, properties, assets, liabilities, businesses or results of operations of such party and its subsidiaries taken as a whole or (ii) the ability of such party to perform its material obligations under the merger agreement or the transactions contemplated thereby, all subject to certain specified exceptions.

Conduct of Business Prior to the Merger

Pursuant to the merger agreement, Wesbanco and Farmers Capital have agreed that, until the merger becomes effective or the merger agreement is terminated, whichever occurs first, each will, among other things and with some exceptions:

•	except for the use of information in preparing this proxy statement/prospectus and in connection with other required governmental filings, hold all information relating to the transactions contemplated by the merger agreement in the strictest confidence and not use or disclose any of such information except after such information (A) otherwise is or becomes generally available to the public, (B) was already known to the party receiving the information on a nonconfidential basis prior to the disclosure or (C) is subsequently disclosed to the party receiving the information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information;

•	use its reasonable best efforts to take, or cause to be taken, all necessary actions required to consummate the transactions contemplated by the merger agreement;

•	not make any press release or other public announcement concerning the transactions contemplated by the merger agreement without the consent of the other party, except to the extent that such a press release or public announcement may be required by law;

•	cooperate in furnishing information for the preparation and filing of the proxy statement/prospectus;

•	cooperate and use its reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and governmental and regulatory authorities that are necessary to consummate the transactions contemplated in the merger agreement;

•	to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and will be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any governmental or regulatory authority in connection with the transactions contemplated by the merger agreement;

•	consult with the other party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and governmental and regulatory authorities necessary or advisable to consummate the transactions contemplated by the merger agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated by the merger agreement;

•	upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its subsidiaries to any third party or governmental or regulatory authority;

•	not knowingly take any action that would, or would be reasonably expected to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, (ii) any of the conditions of the merger, as set forth in the merger agreement, not being satisfied, or (iii) a material violation of any provision of the merger agreement, except, in each case, as may be required by applicable law;

•

must promptly notify the other party in writing if the party becomes aware of any fact or condition that causes or constitutes a breach in any material respect of any of such party’s representations and warranties or would (except as expressly contemplated by the merger agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the breaching party’s disclosure schedule, that party must promptly deliver to the other party a supplement to its disclosure schedule specifying such change. During the same period, each party must promptly notify the other party of (A) the occurrence of any breach in any material respect of any of the party’s or its subsidiaries’ covenants contained in the merger agreement, (B) the occurrence of any event that may make the satisfaction of the conditions in the merger agreement impossible or unlikely in any material respect or (C) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to the disclosing party, to result in a material adverse effect with respect to the disclosing party;

•	coordinate the payment of any dividends and the record date and payment dates relating thereto, such that Farmers Capital shareholders (who will become Wesbanco shareholders after the merger) will not receive two dividends, or fail to receive one dividend, from Farmers Capital and/or Wesbanco for any single calendar quarter; and

•	assist each other in preparing for the integration of Farmers Capital’s business with the business of Wesbanco after the effective time of the merger, including preparing for the conversionof Farmers Capital’s data processing and information technology systems to those of Wesbanco after the effective time of the merger.

In addition, except as otherwise provided for in the merger agreement, as may be approved in writing by Wesbanco or is otherwise required by law, Farmers Capital has agreed that,:

•	it will conduct and cause each of its subsidiaries to conduct their respective businesses only in the ordinary and usual course consistent with past practice and in a manner that would not be inconsistent with any representation or warranty contained in the merger agreement;

•	it will not sell, transfer, mortgage, pledge, or subject to a lien or other encumbrance, any of its material assets except for:

¡	internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

¡	securitization activities in the ordinary course of business;

¡	sales of loans, loan participations or real estate owned in the ordinary course of business;

¡	pledging assets in connection with advances or borrowings from the FHLB in the ordinary course of business and consistent with past practice in amount and frequency; and

¡	other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $150,000;

•	it will not make any capital expenditures, additions or betterments which exceed $150,000 in the aggregate;

•	it will not enter into any material contract, commitment or transaction, that would be reasonably expected to have a material adverse effect on Farmers Capital, materially impair Farmers Capital’s ability to perform its obligations under the merger agreement, or prevent or materially delay the consummation of the transactions contemplated by the merger agreement;

•	it will not declare, pay or set aside any dividends or other distributions on any shares of Farmers Capital common stock other than (A) Farmers Capital’s regular quarterly cash dividend for each fiscal quarter ending on or after June 30, 2018 in an amount not to exceed $0.125 per share; provided, however, that for fiscal quarters ending on or after December 31, 2018, such cash dividend amount shall not exceed $0.15 per share, (B) dividends from any Farmers Capital subsidiary to Farmers Capital, and (C) in connection with and as required by the terms of any trust preferred securities issued by a Farmers Capital subsidiary;

•	it will not purchase, redeem or otherwise acquire any shares of Farmers Capital capital stock other than pursuant to repurchase rights of Farmers Capital or in settlement of any withholding obligation in connection with any Farmers Capital stock option plans;

•	it will not issue or grant any options or other rights to acquire shares of Farmers Capital capital stock;

•	it will not effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

•	it will not amend or propose to amend its articles of incorporation, bylaws or other government documents except as expressly contemplated by the merger agreement;

•	it will not merge or consolidate with any other person or otherwise reorganize except as permitted by the merger agreement;

•	it will not acquire any portion of the assets, business or properties of any other entity other than:

¡	by way of foreclosures;

¡	acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice; and

¡	internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

•	other than in the ordinary course of business consistent with past practice and except as required by law or certain existing contractual obligations, it will not enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Farmers Capital, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

•	except as required by law or certain existing contractual obligations, it will not announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed an average of 3% for all Farmers Capital employees, and year-end bonuses for the 2018 fiscal year substantially consistent with past practices, but not in excess of $1,600,000 in the aggregate, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any officer, director or employee of Farmers Capital;

•	it will not incur or guarantee any long-term indebtedness for borrowed money or issue or sell any long-term debt securities other than in replacement of existing or maturing debt, certain inter-company indebtedness of its subsidiaries, or in the ordinary course of business consistent with past practice;

•	it will not materially change its accounting principles, practices or methods, other than as may be required GAAP or any governmental authority;

•	it will not materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

•	it will not sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any regulatory authority;

•	it will not change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any governmental authority;

•	it will not purchase mortgage loan servicing rights and, other than in the ordinary course of business, sell any mortgage loan servicing rights;

•	it will not commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Farmers Capital;

•	it will not adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

•	it will not make or change any material tax election, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, file any claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not reasonably be expected to have a material adverse effect on Farmers Capital;

•	it will, and will cause its subsidiaries to, perform all of their obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Farmers Capital;

•	it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them;

•	it will maintain its insurance at existing levels with reputable insurers and upon renewal or termination of such insurance, and Farmers Capital and its subsidiaries will use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers in respect of the amounts, premiums, types and risks insured or maintained on December 31, 2017;

•	upon reasonable advance notice, it will, and will cause its subsidiaries to, afford to Wesbanco and to Wesbanco’s officers, employees, investment bankers, attorneys, accountants and other advisors reasonable and prompt access during normal business hours, until the merger becomes effective or the merger agreement is terminated, to all their respective properties, assets, books, contracts, commitments, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records;

•	except as excluded in the merger agreement, it will, and will cause its subsidiaries to, make available to Wesbanco on a prompt basis (A) a copy of each report, schedule, form, statement and other document filed or received by it, until the merger becomes effective or the merger agreement is terminated, pursuant to the requirements of domestic or foreign laws and (B) all other information concerning its business, properties and personnel as Wesbanco may reasonably request; provided, however, that Wesbanco will not unreasonably interfere with Farmers Capital’s business operations;

•	it will not, and will not permit any person acting on its behalf to, solicit, initiate or knowingly encourage or participate in any discussions or furnish any information or enter into any agreement or letter of intent with respect to any proposal that is reasonably likely to lead to the acquisition of assets or businesses constituting 20% or more of the total consolidated assets of Farmers Capital and its subsidiaries or 20% or more of the outstanding Farmers Capital’s common stock; provided that the Farmers Capital board of directors does not determine in good faith, after consulting with legal counsel, that the failure to take any such action would violate its fiduciary duties;

•	it will promptly provide Wesbanco with a list of certain loans after the end of each quarter, at other times after reasonably requested by Wesbanco, and upon closing of the merger;

•	it will use commercially reasonable efforts to enter into contracts for the sale of certain loans, identified by Wesbanco and Farmers Capital in the schedules to the merger agreement, conditioned on the consummation of the merger in accordance with the merger agreement; and

•	if Wesbanco determines in its sole discretion to terminate the Farmers Capital 401(k) plan, Farmers Capital will terminate the Farmers Capital 401(k) plan effective immediately prior to and conditioned upon the occurrence of the effective time of the merger, and the accounts of all participants and beneficiaries in the Farmers Capital 401(k) plan as of the effective time of the merger will become fully vested upon termination of the Farmers Capital 401(k) plan.

In addition, Wesbanco has further agreed that:

•	it will provide certain benefits to employees of Farmers Capital and its subsidiaries whose employment is not continued or terminated without cause within certain time periods after the merger;

•	it will use commercially reasonable efforts to cause the shares of Wesbanco common stock to be issued in the merger to be approved for listing on the Nasdaq Global Select Market;

•	it will honor the terms of certain Farmers Capital benefit plans and agreements;

•	it will create a retention bonus pool for certain Farmers Capital employees to incentivize those employees to remain employed by Farmers Capital or Wesbanco through the end of the month during which the conversion of Farmers Capital’s data processing system occurs;

•	it will enter into retention restricted stock agreements with certain Farmers Capital employees pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time of the merger, restricted shares of Wesbanco common stock which will cliff-vest on the second anniversary of the grant date if such employee remains employed by Wesbanco Bank at that time;

•	it will provide continued indemnification and, for six years after the effective time of the merger, it will provide related insurance for the directors and officers of Farmers Capital and its subsidiaries subject to a maximum premium expenditure cap;

•	it will cause one current Farmers Capital director to be appointed to the board of directors of Wesbanco until the next meeting of Wesbanco shareholders and will nominate such director for election at such meeting and until he or she has served at least a full three-year term on the Wesbanco board of directors;

•	it will create an advisory board for certain Kentucky markets to which each Farmers Capital director will be appointed for at least one year;

•	it will, and will cause its subsidiary to, vote or cause to be voted all shares of Famers Capital common stock owned by them directly or indirectly or for which they have voting authority as of the record date for the Farmers Capital special meeting in favor of the merger agreement and the merger;

•	it will, prior to the effective time of the merger, approve, pursuant to SEC rules and interpretations, any acquisition of equity securities of Wesbanco resulting from the transactions contemplated by by the merger agreement by each officer and director of Farmers Capital who becomes an officer or director of Wesbanco as of or following the effective time of the merger and who is subject to Section 16 of the Exchange Act; and

•	it will conduct, and cause its subsidiaries to conduct, its business in the ordinary and usual course consistent with past practice and will not take any action that would have a materially adverse effect on the surviving corporation without Farmers Capital’s written consent.

Conditions to the Merger

The respective obligations of Wesbanco and Farmers Capital to complete the merger are subject to the following conditions, among others:

•	the approval of the merger agreement by the shareholders of Farmers Capital;

•	the absence of any order to restrain, enjoin, or otherwise prevent the consummation of the merger entered by any court or administrative body which remains in effect on the date the merger closes;

•	the effectiveness of the registration statement relating to the shares of Wesbanco common stock to be issued in the merger on the date the merger closes;

•	the absence of a pending or threatened stop order or proceedings seeking a stop order suspending the effectiveness of the registration statement;

•	the receipt of all approvals of governmental authorities and regulatory authorities required to consummate the merger, such approvals remaining in full force and effect and all statutory waiting periods in respect thereof having expired;

•	that the merger will not violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

•	the receipt, on or before the date the merger closes, of an opinion from each party’s tax counsel to the effect that for federal income tax purposes the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, and regarding certain other tax matters;

•	the accuracy in all material respects of the representations and warranties of the parties and the performance by the parties in all material respects of all of their obligations set forth in the merger agreement, and written certification to that effect from an appropriate officer; and

•	the shares of Wesbanco common stock to be issued in the merger will have been approved for listing on the Nasdaq Global Select Market.

In addition to the conditions discussed above, Wesbanco’s obligation to consummate the merger is conditioned upon (i) the receipt of all consents and approvals required to be obtained by Wesbanco (other than from governmental authorities and regulatory authorities) and (ii) shareholders holding not more than 10% of the outstanding shares of Farmers Capital common stock shall have exercised dissenters’ rights under Kentucky law.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing of the merger:

•	by mutual written consent of Farmers Capital and Wesbanco;

•	by either Wesbanco or Farmers Capital if the other party has breached any of its representations or warranties in a manner that would have a material adverse effect or if the other party has failed to comply in any material respect with any of its covenants or agreements under the merger agreement and which breach or non-compliance is not cured within thirty calendar days of notice thereof;

•	by either Wesbanco or Farmers Capital if the merger has not closed by March 31, 2019, and such failure to close is not caused by a breach of the merger agreement by the terminating party;

•	by either Wesbanco or Farmers Capital if the Farmers Capital shareholders do not approve the merger agreement;

•	by either Wesbanco or Farmers Capital if the governmental approvals required to consummate the merger are denied by a final non-appealable action; or

Wesbanco may terminate the merger agreement:

•	if Farmers Capital’s board of directors:

(A)	fails to recommend in this proxy statement/prospectus that Farmers Capital shareholders approve the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Wesbanco, or resolves to do so, or fails to publicly reaffirm such recommendation within three (3) business days after Wesbanco requests in writing that such action be taken,

(B)	fails to recommend against acceptance of a tender offer or exchange offer for outstanding shares of Farmers Capital common stock that has been publicly disclosed (other than by Wesbanco) within ten (10) business days after the announcement or commencement of such tender or exchange offer, in any such case whether or not otherwise permitted by the merger agreement,

(C)	recommends or endorses an acquisition proposal, or fails to issue a press release announcing its opposition to such acquisition proposal within ten (10) business days after an acquisition proposal is publicly announced,

(D)	breaches its obligations to call and hold a special meeting of Farmers Capital shareholders to vote on the merger agreement within 60 days after the Registration Statement on Form S-4 is declared effective, or

(E)	breaches Farmers Capital’s covenant not to solicit competing offers in any material respect,

provided, that if the Farmers Capital special meeting is scheduled for a date that is within the ten (10) business day time periods set forth in (D) above, then such time periods shall be reduced to end on the day immediately preceding the scheduled date of the Farmers Capital special meeting or Farmers Capital may postpone or adjourn its special meeting for up to, but no more than, twenty nine (29) calendar days.

In addition, Farmers Capital may terminate the merger agreement:

•	in order to enter into an agreement with respect to an unsolicited proposal that if consummated would be reasonably likely to result in a transaction more favorable to Farmers Capital’s shareholders from a financial point of view, provided that certain other terms and conditions contained in the merger agreement are also complied with, and Farmers Capital pays the termination fee described below; or

•	if there is a substantial decline in Wesbanco’s stock price that is not generally experienced by comparable banks, as described in detail below.

The operation of the conditions permitting Farmers Capital to terminate the merger agreement based on a decrease in the market price of Wesbanco common stock reflects the parties’ agreement that Farmers Capital shareholders will assume:

•	the risk of a decline in value of the Wesbanco common stock to $34.188 per share under any circumstances, and

•	the risk of a more significant decline in value of Wesbanco common stock unless the percentage decline from $42.735 to the average value of Wesbanco common stock during the fifteen (15) consecutive trading day period ending on the Determination Date is more than 20% greater than the percentage decrease, if any, in the closing value of the Nasdaq Bank Index from April 18, 2018 to the Determination Date.

The purpose of this provision is that a decline in the value of Wesbanco’s common stock which is comparable to the decline in the value of an index of comparable publicly-traded stocks is indicative of a broad-based change in market and economic conditions affecting the financial services industry generally rather than factors which affect the value of the Wesbanco common stock in particular.

Specifically, Farmers Capital may terminate the merger agreement during the five-day period (“Election Period”) beginning on the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which the Farmers Capital’s shareholders approve the merger agreement (the “Determination Date”) if all of the following occur:

(i)	the average daily closing price of a share of Wesbanco common stock during the fifteen (15) consecutive trading days ending on the Determination Date (the “Wesbanco Ending Price”) is less than $34.188; and

(ii)	the quotient obtained by dividing the Wesbanco Ending Price by $42.735 (the “Wesbanco Starting Price”) is less than the difference obtained by subtracting 0.20 from the quotient obtained by dividing the closing value of the Nasdaq Bank Index on the Determination Date by 4,038.86, which was the closing value of the Nasdaq Bank Index on April 18, 2018 (the “Index Ratio”); and

(iii)	Farmers Capital notifies Wesbanco in writing of Farmers Capital’s intention to terminate the merger agreement during the Election Period.

Even if the first two conditions described above are met, the Farmers Capital board of directors may elect not to terminate the merger agreement. Any decision to terminate the merger agreement will be made by the Farmers Capital board of directors in light of all of the circumstances existing at the time. Prior to making any decision to terminate the merger agreement, the Farmers Capital board of directors would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision, including whether the then current consideration to be received in the merger would deliver more value to Farmers Capital shareholders than the value that could be expected if Farmers Capital were to continue as an independent company. In addition, the Farmers Capital board of directors would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio continued to be fair from a financial point of view to Farmers Capital’s shareholders. If Farmers Capital elected not to terminate the merger agreement, which it could do without any action on the part of Farmers Capital shareholders, the exchange ratio of Wesbanco common stock would remain 1.053.

The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of Wesbanco’s common stock may be illustrated by the following three scenarios:

(1) One scenario is that the Wesbanco Ending Price is above $34.188. In this event, Farmers Capital would not have the right to terminate the merger agreement pursuant to these provisions.

(2) A second scenario is that the Wesbanco Ending Price is less than $34.188, but the percentage decline in the price of the Wesbanco common stock from the initial measurement price of $42.735 is not more than 20% greater than the percentage decline in the closing value of the Nasdaq Bank Index. Under this scenario, Farmers Capital would not have the right to terminate the merger agreement.

(3) A third scenario is that the Wesbanco Ending Price is less than $34.188 and the percentage decline in the price of Wesbanco common stock from the initial measurement price is more than 20% greater than the decline in the closing value of the Nasdaq Bank Index. Under this scenario, Farmers Capital would have the right, but not the obligation, to terminate the merger agreement.

If, between April 18, 2018 and the Determination Date, Wesbanco declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction, the prices for the common stock of Wesbanco will be appropriately adjusted for purposes of the termination provision discussed above.

If either Farmers Capital or Wesbanco terminates the merger agreement as provided above, all further obligations of Farmers Capital and Wesbanco under the merger agreement, except with respect to specified matters, will terminate.

Expenses

Whether or not the merger is completed, each party will pay all legal and accounting fees and other costs and expenses it incurs in connection with the merger agreement and the transactions contemplated by the merger agreement. Wesbanco will pay all governmental and regulatory authority fees incurred in connection with the transactions contemplated by the merger agreement.

Termination Fee

The merger agreement provides that Farmers Capital may be required to pay a termination fee to Wesbanco of $12,000,000 in the following circumstances:

•	If Wesbanco terminates the merger agreement because Farmers Capital’s board of directors:

¡	fails to recommend in this proxy statement/prospectus that Farmers Capital shareholders approve the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Wesbanco, or resolves to do so, or fails to publicly reaffirm such recommendation within three (3) business days after Wesbanco requests in writing that such action be taken,

¡	fails to recommend against acceptance of a tender offer or exchange offer for outstanding shares of Farmers Capital common stock that has been publicly disclosed (other than by Wesbanco) within ten (10) business days after the announcement or commencement of such tender or exchange offer, in any such case whether or not otherwise permitted by the merger agreement,

¡	recommends or endorses an acquisition proposal, or fails to issue a press release announcing its opposition to such acquisition proposal within ten (10) business days after an acquisition proposal is publicly announced,

¡	breaches its obligations to call and hold a special meeting of Farmers Capital shareholders to vote on the merger agreement within 60 days after the Registration Statement on Form S-4 is declared effective, or

¡	breaches Farmers Capital’s covenant not to solicit competing offers in any material respect,

provided, that if the Farmers Capital special meeting is scheduled for a date that is within the ten (10) business day time periods set forth above, then such time periods shall be reduced to end on the day immediately preceding the scheduled date of the Farmers Capital special meeting or Farmers Capital may postpone or adjourn its special meeting for up to, but no more than, twenty nine (29) calendar days;

•	If Farmers Capital terminates the merger agreement in order to enter into an agreement with respect to an unsolicited proposal that if consummated would be reasonably likely to result in a transaction more favorable to Farmers Capital’s shareholders from a financial point of view;

•	If the merger agreement is terminated by either party (A) after the March 31, 2019 outside termination date without the shareholders of Farmers Capital having approved the merger agreement, or (B) because the shareholders of Farmers Capital voted against approval of the merger agreement; and (i) an acquisition proposal with respect to Farmers Capital was publicly announced, disclosed or otherwise communicated to the Farmers Capital board or directors prior to March 31, 2019 or prior to the special meeting of the shareholders of Farmers Capital, as applicable, and (ii) within 12 months of such termination, Farmers enters into an agreement with respect to, or Farmers shall have consummated, an acquisition transaction with anyone other than Wesbanco; or

•

If (A) prior to the effective date of the merger Farmers Capital had committed a material breach of any of its representations, warranties, covenants or agreements, and (B) an acquisition proposal with respect to Farmers Capital was publicly announced, disclosed or communicated to Farmers Capital’s board of directors prior to such breach by Farmers Capital or during the 30-day cure period resulting in termination of the merger agreement by Wesbanco, and (C) within 12 months of such termination, Farmers Capital consummates an acquisition transaction or enters into any definitive agreement with respect to an acquisition transaction.

As used in the foregoing and as defined in the merger agreement, “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry offer or proposal from Wesbanco), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•	any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Farmers Capital or any of its subsidiaries;

•	any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Farmers Capital or any of its subsidiaries representing, in the aggregate, 20% or more of the assets of Farmers Capital and its subsidiaries on a consolidated basis;

•	any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Farmers Capital or any of its subsidiaries;

•	any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Farmers Capital or any of its subsidiaries; or

•	any transaction that is similar in form, substance or purpose to one or more of the transactions listed in the preceding paragraphs.

Amendment or Waiver

The provisions of the merger agreement may be waived at any time by the party that is entitled to the benefit of those provisions, which requires action be taken by the board of directors of that party. Any of the terms of the merger agreement may be amended or modified in writing before the special meeting of the Farmers Capital shareholders. The merger agreement may be amended after the special meeting and prior to the closing of the merger only to the extent permitted by applicable laws and to the extent the amendment does not alter or change the amount or kind of the merger consideration to be received by Farmers Capital shareholders in the merger.

Effective Date of the Merger

We expect the merger to be completed as soon as practicable after all regulatory approvals and shareholder approvals have been received. We expect this to occur during the second half of 2018.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

The following summary of the voting agreements is qualified by reference to the complete text of the form of voting agreement, which is Exhibit B to the merger agreement, which is attached to this document as Annex A and incorporated into this document by reference.

In connection with the merger agreement, Wesbanco entered into voting agreements with all of Farmers Capital’s directors and certain of its executive officers, who are J. Barry Banker, R. Terry Bennett, Michael J. Crawford, E. Bruce Dungan, Mark A. Hampton, Lloyd C. Hillard, Jr., Dr. William C. Nash, David R. O’Bryan, John C. Roach, Fred N. Parker, David Y. Phelps, Jr., Marvin E. Strong, Jr., Fred Sutterlin and Judy Worth. In the voting agreements, each of these shareholders has agreed to vote all of his or her shares of Farmers Capital common stock:

•	in favor of approval of the merger agreement and the transactions described in the merger agreement, including the merger;

•	against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Farmers Capital contained in the merger agreement, or of the shareholder contained in the voting agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the merger or the fulfillment of a condition under the merger agreement to Farmers Capital’s and Wesbanco’s respective obligations to consummate the merger or change in any manner the voting rights of any class of shares of Farmers Capital; and

•	against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger or any of the other transactions described in the merger agreement.

Under the voting agreements, each of Farmers Capital’s executive officers and directors also agreed not to, and not to permit any of his or her affiliates, to:

•	initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	participate in any discussions or negotiations regarding an Acquisition Proposal;

•	enter into any agreement with respect to an Acquisition Proposal;

•	solicit proxies or become a participant in a solicitation with respect to an Acquisition Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a shareholders’ vote or action by consent of Farmers Capital shareholders with respect to an Acquisition Proposal; or

•	except by reason of the voting agreement, become a member of a group with respect to any Farmers Capital voting securities that takes any action in support of an Acquisition Proposal.

In addition, each of Farmers Capital’s executive officers and directors also agreed not to dispose of or encumber his or her shares of Farmers Capital common stock, except under limited circumstances, before Farmers Capital’s shareholders approve the merger agreement. The voting agreements terminate immediately upon the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

As of the record date, there were approximately 228,243 shares of Farmers Capital common stock subject to the voting agreements, which represent approximately 3.0% of the outstanding shares of Farmers Capital common stock as of that date.

INFORMATION ABOUT WESBANCO

Wesbanco is a bank holding company headquartered in Wheeling, West Virginia. Wesbanco provides a full range of financial services including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. Wesbanco offers these services through two reportable segments, community banking and trust and investment services. As of March 31, 2018, Wesbanco had approximately $10.2 billion of consolidated total assets, $7.2 billion of deposits, $6.3 billion of loans and $1.4 million of shareholders’ equity. As of March 31, 2018, Wesbanco operated through 172 financial centers in West Virginia, Ohio, Indiana, Kentucky and Pennsylvania. Wesbanco’s main office is located at One Bank Plaza, Wheeling, West Virginia, 26003 and its telephone number is (304) 234-9000.

Wesbanco’s community banking segment offers services traditionally offered by full-service commercial banks, including commercial demand, individual demand and time deposit accounts, as well as commercial, mortgage and individual installment loans, and certain non-traditional offerings, such as insurance and securities brokerage services. The trust and investment services segment offers trust services as well as various alternative investment products including mutual funds. The market value of assets managed or held in custody by the trust and investment services segment was approximately $4.0 billion at March 31, 2018. These assets are held by Wesbanco in fiduciary or agency capacities for their customers.

Wesbanco offers additional services through its non-banking subsidiaries, Wesbanco Insurance Services, Inc., a multi-line insurance agency specializing in property, casualty and life insurance, and benefit plan sales and administration for personal and commercial clients; and Wesbanco Securities, Inc., a full service broker-dealer, which also offers discount brokerage services. Wesbanco Asset Management, Inc., which was incorporated in 2002, holds certain investment securities and loans in a Delaware-based subsidiary. Wesbanco Properties, Inc. holds certain commercial real estate properties. The commercial property is leased to Wesbanco Bank and to non-related third parties. Wesbanco Bank’s Investment Department also serves as investment adviser to a family of mutual funds, namely the “WesMark Funds”. The fund family is composed of the WesMark Growth Fund, the WesMark Balanced Fund, the WesMark Small Company Growth Fund, the WesMark Government Bond Fund, the WesMark West Virginia Municipal Bond Fund and the WesMark Tactical Opportunity Fund.

No material portion of the deposits of Wesbanco Bank has been obtained from a single or small group of customers, and the loss of any customer’s deposits or a small group of customers’ deposits would not have a material adverse effect on the business of Wesbanco.

As part of its operations, Wesbanco regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for financial holding company investment. In addition, Wesbanco regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, Wesbanco publicly announces such material acquisitions when a definitive agreement has been reached.

For further information about Wesbanco, please see “Where You Can Find More Information About Wesbanco and Farmers Capital.”

INFORMATION ABOUT FARMERS CAPITAL

Farmers Capital is a financial holding company which has one wholly-owned subsidiary bank, United Bank & Capital Trust Company (“United Bank”) in Frankfort, KY. Farmers Capital was originally formed as a bank holding company under the Bank Holding Company Act of 1956, as amended, on October 28, 1982 under the laws of the Commonwealth of Kentucky. During 2016, Farmers Capital elected financial holding company status. Farmers Capital’s bank subsidiary, United Bank, provides a wide range of banking and bank-related services to customers throughout Central and Northern Kentucky. In February 2017, Farmers Capital merged three of its subsidiary banks (United Bank & Trust Company in Versailles, KY; First Citizens Bank, Inc. in Elizabethtown, KY; and Citizens Bank of Northern Kentucky, Inc. in Newport, KY) and its data processing subsidiary (FCB Services, Inc. in Frankfort, KY) into its subsidiary bank Farmers Bank & Capital Trust Company in Frankfort, KY, the name of which was immediately changed under the merger to United Bank & Capital Trust Company.

Farmers Capital provides a broad range of financial services at its 34 locations in 21 communities throughout Central and Northern Kentucky to individual, business, agriculture, governmental, and educational customers. Its primary deposit products are checking, savings, and term certificate accounts. Its primary lending products are residential mortgage, commercial lending, and consumer installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other services provided by Farmers Capital include, but are not limited to, cash management services, issuing letters of credit, safe deposit box rental, and providing funds transfer services. Farmers Capital has other financial instruments, including deposit accounts in other financial institutions and federal funds sold, which could potentially represent a concentration of credit risk.

Farmers Capital’s offices are located at 202 West Main Street Frankfort, Kentucky 40601 and its phone number is (502) 227-1668.

As of March 31, 2018, Farmers Capital had approximately $1.7 billion of consolidated total assets, $1.4 billion of deposits, $1.0 billion of loans and $194 million of shareholders’ equity.

For further information about Farmers Capital, please see “Where You Can Find More Information About Wesbanco and Farmers Capital.”

COMPARATIVE RIGHTS OF SHAREHOLDERS

After the merger, you will become a shareholder of Wesbanco and your rights will be governed by Wesbanco’s articles of incorporation, Wesbanco’s bylaws and the West Virginia Business Corporations Act, which we refer to as WVBCA. The following summary discusses differences between Wesbanco’s articles of incorporation and bylaws and Farmers Capital’s articles of incorporation and bylaws and the differences between the Kentucky Business Corporation Act, which we refer to as KBCA, and the WVBCA. For information as to how to get the full text of each party’s respective articles of incorporation or bylaws, see “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96.

We do not intend for the following summary to be a complete statement of the differences affecting the rights of Farmers Capital’s shareholders who become Wesbanco shareholders, but rather as a summary of the more significant differences and certain important similarities between the rights of the shareholders of Farmers Capital and Wesbanco. We qualify the following summary in its entirety by reference to the articles of incorporation and bylaws of Wesbanco, Farmers Capital’s articles of incorporation and bylaws and applicable laws and regulations. We urge you to read Wesbanco’s articles of incorporation and bylaws, Farmers Capital’s articles of incorporation and bylaws, and the relevant provisions of the WVBCA, the KBCA and federal law governing bank holding companies in their entirety.

Wesbanco	Farmers Capital
Capital Stock

Authorized Shares. Wesbanco is authorized to issue 100,000,000 shares of Wesbanco common stock, $2.0833 par value per share, and 1,000,000 shares of preferred stock, without par value. There were 46,568,911 shares of Wesbanco common stock issued and outstanding as of April 23, 2018 and no shares were held in treasury.

Preferred Stock. There were no shares of Wesbanco preferred stock issued and outstanding as of March 31, 2018.

The Wesbanco common stock is traded on the NASDAQ Global Select Market.

Authorized Shares. Farmers Capital is authorized to issue 15,608,000 shares, comprised of 14,608,000 shares of common stock, $0.125 par value per share, and 1,000,000 shares of preferred stock, without par value. There were 7,519,814 shares of Farmers Capital common stock issued and outstanding as of May 1, 2018 and no shares were held in treasury.

Preferred Stock. There were no shares of Farmers Capital preferred stock issued and outstanding as of March 31, 2018.

The Farmers Capital common stock is traded on the NASDAQ Capital Market

Voting Rights

Common Stock. Pursuant to Wesbanco’s articles of incorporation, holders of Wesbanco common stock are generally entitled to one vote for each share of common stock.

Preferred Stock. Wesbanco’s board of directors is authorized to determine the voting rights of preferred stock.

Common Stock. Each holder of Farmers Capital’s common stock generally has the right to cast one vote for each share of Farmers Capital common stock held of record on all matters submitted to a vote of shareholders.

Preferred Stock. Farmers Capital’s board of directors is authorized to determine the voting rights of preferred stock.

Dissenters’ Rights

Under the WVBCA, shareholders are entitled to appraisal rights with respect to corporate actions	The KBCA generally provides shareholders of a Kentucky corporation that is involved in certain involving certain mergers, share exchanges, asset dispositions, and certain article amendments that reduce the shares of a shareholder to a fraction of a share where the corporation has an obligation to repurchase the share fraction.

No appraisal rights exist in the case of a merger, however, if (i) the stock of the acquiring corporation is listed on a national securities exchange or designated as a national market system security by the NASD, or (ii) the stock has at least 2,000 shareholders and the outstanding shares of a class or series has a market value of at least $20 million, exclusive of the value of the shares held by subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10% of the shares.

mergers, share exchanges, sales or exchanges of all or substantially all of its property, conversions, and article amendments, the right to dissent from that action and obtain payment of the fair value of their shares.

Distributions

Wesbanco’s board of directors may declare dividends upon the shares of Wesbanco at any regular or special meeting of the board of directors. Dividends may be paid in cash, property, or shares of Wesbanco’s capital stock.

The WVBCA allows a corporation to make distributions to its shareholders so long as the corporation would be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The KBCA allows a corporation to make distributions to its shareholders so long as the corporation would be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.

Farmers Capital’s board of directors may declare dividends on shares of common stock and preferred stock, if applicable, out of funds legally available therefor. The payment of dividends on common stock is subject to certain limitations imposed by law. Under Federal Reserve policy, a bank holding company such as Farmers Capital generally should not declare a cash dividend unless the available net income of the bank holding company is sufficient to fully fund the dividend. Further, the prospective rate of earnings retention should appear to be consistent with its capital needs, asset quality and overall financial condition. In addition, Farmers Capital may not pay dividends that would render it insolvent.

Notice and Adjournment of Shareholder Meetings

Wesbanco’s bylaws provide that written notice must be served, either personally, by mail, or by electronic transmission, upon each shareholder of record entitled to vote at such meeting, not less than five days prior to the meeting. Wesbanco’s bylaws provide that shareholders	Farmers Capital’s bylaws provide that written or printed notice must be delivered, either personally or by mail, at least 10 and not more than 60 days prior to a meeting of the shareholders, to any shareholder entitled to vote at such meeting. The KBCA provides

may adjourn a meeting at which a quorum is not present without notice other than announcement at the meeting.	that, unless a corporation’s bylaws provide otherwise, a corporation is not required to provide notice of an adjourned meeting, other than announcement at the meeting, except if a new record date is fixed. If a new record date is fixed notice of the adjournment must be given to each shareholder who will be entitled to vote at the adjourned meeting as of the new record date.

Call of Special Meeting of Shareholders

Wesbanco’s bylaws provide that special meetings of the shareholders may be called by the board of directors, the President, or any number of shareholders owning in the aggregate at least 10% of the number of shares outstanding.	A special meeting of shareholders may be called by the board of directors of Farmers Capital or by the holders of not less than one third (33 1/3%) of all of the outstanding shares of common stock entitiled to vote at such special meeting, who have demanded such special meeting in writing delivered to Farmers Capital’s Secretary.

Director Number and Term

Wesbanco’s bylaws provide it has a classified board of directors, which is divided into three classes as nearly equal as possible, with each director having a staggered, three-year term. The board of directors will consist of not less than 15 nor more than 35 members, with the number to be set by the board of directors at the annual meeting. The board of directors has the power to vary this number at any meeting. Currently, the Wesbanco board of directors has 16 members.

Authority to direct the management of Farmers Capital’s business and affairs is vested in its board of directors. Farmers Capital’s articles of incorporation provide for a board of directors consisting of not fewer than 9 nor more than 15 members, with the exact number to be fixed by Farmers Capital’s bylaws from time to time. Currently, Farmers Capital’s bylaws provide for a board of directors consisting of 12 members.

Farmers Capital’s board of directors is divided into three classes as nearly equal in number as possible. Each class of directors serves a three-year term, with one class of directors elected at each annual meeting of shareholders.

Nomination of Directors

Wesbanco’s bylaws provide that nominations of candidates for election as directors at any meeting of shareholders may be made only (a) by or at the direction of the board of directors, or (b) by any shareholder entitled to vote for the election of directors who complies with the procedures in the bylaws. A nomination by a shareholder must be made pursuant to a notice to the secretary of Wesbanco no later than (i) with respect to an election to be held at an annual meeting, 90 days prior to the anniversary of the previous year’s annual meeting of shareholders, or (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is	Farmers Capital’s nominating committee of the board of directors nominates candidates for election as directors at meetings of the shareholders. Farmers Capital’s bylaws do not contain any requirement for shareholders to provide advance notice of director nominations they intend to present at an annual or special meeting of the shareholders to elect directors.

first given to the shareholders. The notice must state (a) as to the nominee: (i) the name, age, address (business and residence), and principal occupation or employment and any directorships of such person; (ii) a description of any involvement in legal proceedings; (iii) the number of shares such person beneficially owns and any other ownership interest in the shares of Wesbanco; and (iv) any other information that would be required to be disclosed in a definitive proxy statement; and (b) as to the shareholder: (i) the name and address of the shareholder; (ii) the class and number of shares beneficially owned by the shareholder and any other ownership interest in the shares of Wesbanco; (iii) any relationship between the shareholder and the proposed nominee; (iv) a representation that the person sending the notice is a shareholder of record on the record date and will remain such through the meeting date; and (v) a representation that the shareholder intends to appear in person or by proxy at such meeting to move the nomination. Moreover, Wesbanco may require additional information to determine the qualifications of the nominee.

Removal of Directors; Filling of Vacancies on the Board of Directors

Under the WVBCA, the shareholders may remove one or more directors with or without cause, but only at a meeting called for the purpose of removing the director(s) and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director(s). The director(s) may be removed by the shareholders only by the affirmative vote of a majority of all of the votes entitled to be cast. However, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against his or her removal. Wesbanco’s bylaws provide that the shareholders may remove any elected director for cause and fill the vacancy created. Any vacancy not caused by a shareholder removal may be filled by the remaining board members.	Pursuant to Farmers Capital’s articles of incorporation and bylaws, shareholders may remove a director only at a meeting of the shareholders called for that purpose (a) with cause upon the affirmative vote of a majority of shares entitled to vote at an election of directors, and (b) without cause upon the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote at an election of directors. Farmers Capital’s articles of incorporation and bylaws provide that vacancies in the Farmers Capital board of directors will be filled by vote of a majority vote of the whole board of directors then in office, whether or not a quorum.

Voting for Directors

Under the WVBCA and Wesbanco’s articles of incorporation, Wesbanco shareholders are entitled to cumulative voting in the election of directors.	Under the KBCA and Farmers Capital’s bylaws, directors are elected by a plurality of shares voted and shareholders are not permitted to cumulate their votes. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be elected.

Indemnification of Officers and Directors

Under the WVBCA, a corporation is generally permitted to indemnify a director if the director conducted himself or herself in good faith, he or she reasonably believed the conduct to be in the best interests of the corporation (or, in all other cases, at least not opposed to the best interests of the corporation), and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, the WVBCA permits a corporation to include broader indemnification in its articles of incorporation so long as the provision does not limit the liability for (i) receipt of a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or its shareholders, (iii) certain unlawful distributions, or (iv) an intentional violation of criminal law. The articles of incorporation may also contain a provision (the “elimination provision”) eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director so long as the provision does not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) certain unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. The elimination provision may not apply to conduct occurring prior to the provision’s adoption. The WVBCA requires a corporation to indemnify a director, who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding.

The WVBCA permits a corporation to advance funds to pay for or reimburse the reasonable expenses incurred by a director, prior to the final disposition of a proceeding, who is a party to a proceeding because he or she is a director, if he or she delivers to the corporation:

•  a written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in the first sentence of the preceding paragraph or that the proceeding involves conduct for which liability has been eliminated under the elimination provision; and

Under the KBCA, a Kentucky corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual honestly believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Additionally, Farmers Capital must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Farmers Capital may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (i) the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (ii) a determination is made that the facts then known to those making the determination would not preclude indemnification. A director or officer may apply for court-ordered indemnification under certain circumstances.

Notwithstanding the foregoing, Farmers Capital may agree by contract, resolution of the board or shareholders or otherwise to indemnify any officer or director and hold him harmless against any judgments, penalties, fines, settlements and reasonable expenses actually incurred or reasonably anticipated in connection with any proceeding in which any officer or director is a party, provided that the officer or director was made a party to such proceeding by reason of the fact that he is or was an officer or director of the corporation or by reason of any inaction, nondisclosure, action or statement made, taken or omitted by or on behalf of the officer

•  a written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she has not met the relevant standard of conduct.

The WVBCA provides that a corporation may indemnify its officers to the same extent as a director and, if the officer is not a director or if the officer is a party to the proceeding solely in his capacity as an officer, to a further extent as may be provided in the articles of incorporation, the bylaws, a resolution of the board of directors, or a contract, except that such additional indemnification may not be provided for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or liability arising out of conduct that constitutes (i) receipt by him or her of a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, or (iii) an intentional violation of criminal law. The WVBCA mandates indemnification of officers that are not directors to the same extent as directors.

Wesbanco’s bylaws provide that Wesbanco will indemnify each of its directors and officers, whether or not then in office, against all liability incurred in connection with any suit to which he is a party by reason of having been an officer or director of Wesbanco or another company which he served at the request of Wesbanco to the maximum extent permitted under the WVBCA

Wesbanco bylaws provide that a director or officer cannot receive a “prohibited indemnification payment,” which is defined as any payment or agreement to make a payment or reimburse such director or officer for any liability or legal expenses in any administrative proceeding brought by the appropriate federal banking agency that results in a final order or settlement in which the director or officer is assessed a civil monetary penalty, is removed or prohibited from conducting the business of banking, or is required to cease an action or take any affirmative action, including making restitution, with respect to Wesbanco Bank, Inc. or Wesbanco. Finally, Wesbanco’s bylaws provide that a reasonable indemnification payment will be made only if all of the following conditions are met: (i) the board of directors investigates and determines in writing that the director or officer acted in good faith and in the best or director with respect to the corporation or by or on behalf of the officer or director in his capacity as an officer or director.

The KBCA permits Farmers Capital to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Farmers Capital, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Farmers Capital maintains such insurance for the directors, officers and employees of Farmers Capital and any subsidiary of Farmers Capital .

interest of Wesbanco Bank, Inc. or Wesbanco; (ii) the board of directors investigates and determines that the payment will not materially adversely affect the safety and soundness of Wesbanco Bank, Inc. or Wesbanco; (iii) the payment does not fall within the definition of a prohibited indemnification payment; and (iv) the director or officer agrees in writing to reimburse Wesbanco, to the extent not covered by permissible insurance, for advanced indemnification payments that subsequently become prohibited indemnification payments.

Wesbanco’s bylaws provide that Wesbanco may purchase commercial insurance to cover certain costs that Wesbanco incurs under the indemnification provisions. Costs that may be covered include legal expenses and restitution that an individual may be ordered to make to Wesbanco. Such insurance may not pay or reimburse a director or officer for any final judgment or civil money penalty assessed against such individual. Partial indemnification for legal expenses is permitted in connection with a settlement when there is a formal and final finding that the director or officer has not breached a fiduciary duty, engaged in unsafe or unsound practices, and is not subject to a final prohibition order.

Amendment of Articles of Incorporation

Pursuant to the WVBCA, the Wesbanco articles of incorporation and bylaws may generally be amended by the affirmative vote of a majority of all votes of shareholders entitled to be cast on the matter amendment and a majority of the outstanding stock of each class entitled to vote on the amendment, unless a greater number is specified in the articles of incorporation. The Wesbanco articles of incorporation provide that the affirmative vote of the holders of not less than 75% of the outstanding shares of the voting stock is required to amend, alter, change, or repeal the article section dealing with the classes of directors.

In general, Farmers Capital’s articles of incorporation may be amended only pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office which is thereafter approved by the holders of a majority of the shares of Farmers Capital entitled to vote, as provided by the KBCA.

The following provisions of Farmers Capital ’s articles of incorporation may only be repealed or amended by the affirmative vote of the holders of not less than 80% of the outstanding shares of Farmers Capital common stock:

•  Article IV (relating to capital stock),

•  Article VI (relating to the board of directors),

•  Article X (relating to certain business combinations with “related persons”), and

•  Article XI (relating to amendments to the articles of incorporation).

However, a vote of 80% will not be required if (i) at the time such repeal or amendment is approved by the board of directors and voted on by the shareholders, there is no “related person” of the corporation, or (ii) in the event there is a “related person” at such time, the repeal or amendment is or has been approved by a majority of “prior directors”.

Amendment of Bylaws

Wesbanco’s bylaws require the affirmative vote of the holders of not less than 75% of the outstanding shares of the capital stock to amend or repeal the bylaw provisions dealing with the composition of the board of directors. The other bylaw provisions may be amended, altered, or repealed (i) at any duly called and constituted shareholders’ meeting on the affirmative vote of the majority of the stock represented at such meeting, or (ii) at any meeting of the board of directors upon the affirmative vote of the majority of the whole of the board, provided that each member of the board of directors is served with written notice of the proposed amendment at least two days in advance of such meeting.	The Farmers Capital board of directors has the power to alter, amend or repeal bylaws upon the affirmative vote of a majority of the directors at any regular or special meeting at which a quorum is present, subject to the power of the shareholders to change or repeal such bylaws under the KBCA. The KBCA provides that a corporation’s shareholders also may amend or repeal the corporation’s bylaws and have the exclusive power to amend or repeal bylaws originally adopted by the shareholders only.

Provisions Affecting Business Combinations

Pursuant to the WVBCA, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable solely for this reason or solely because the director or officer participates is present or participates in a board meeting which authorizes the contract or transaction or solely because any director’s or officer’s votes are counted for the purpose if (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed to either (a) the board of directors or (b) the members entitled to vote on such contract or transaction and the contract is specifically approved in good faith by vote of the board or such members entitled to vote or (ii) the contract or transaction is fair to the corporation at the time it is authorized by the board of directors or the members.

In general, in order for a merger or share exchange to be approved, the affirmative vote of a majority of Farmers Capital’s shares of common stock is required. However, if the transaction involves a “related person” other approval requirements are necessary under Farmers Capital’s articles of incorporation.

Farmers Capital’s articles of incorporation require that certain business combinations between Farmers Capital or any of its subsidiaries and any “related person” be approved by the holders of 80% or more of the shares of common stock. A “business combination” may include:

•  a merger or consolidation with a related person;

•  the sale, lease, exchange, transfer or other disposition of all or a substantial part of Farmers Capital’s or its subsidiaires’ assets to a related person;

The WVBCA provides that interested directors may be counted in determining the presence of a quorum at the meeting which authorizes the contract or transaction.

Neither Wesbanco’s articles of incorporation nor bylaws contain any provisions addressing interested shareholder transactions.

•  the issuance of securities to a related person;

•  a recapitalization that would increase the voting power of a related person;

•  the purchase, exchange, lease or other acquisition by Farmers Capital or its subsidiaries’ of all or a substantial part of the assets of a related person; or

•  the dissolution or liquidation of Farmers Capital at a time when there is a related person.

A “related person” is one who: (1) owns 10% or more of Farmers Capital’s outstanding common stock, or (2) controls, is controlled by, or is under common control with, a person who owns or controls 10% or more of Farmers Capital’s outstanding common stock.

However, a vote of 80% is not required for the approval of a business combination if such business combination solely involves the merger of a subsidiary of Farmers Capital into Farmers Capital, or the business combination is approved by a majority of Farmers Capital’s “continuing directors”. ‘‘Continuing directors’’ means a member of the board of directors who: (i) is a member of the board of directors at the time the director vote with respect to the business combination is taken; and (ii) was (a) a member of the board of directors on May 1, 1986, (b) a member of the board of directors prior to the time that the related person involved in the business combination became a related person, or (c) designated as a continuing director by a majority of the then continuing directors within 90 days after the date upon which the member was first elected to the board of directors.

PROPOSAL NO. 2 —

ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION

The Golden Parachute Proposal

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 14A of the Securities Exchange Act of 1934 as amended, and Rule 14a-21(c) promulgated thereunder, Farmers Capital is required to submit a proposal to its shareholders for an advisory (non-binding) vote to approve certain compensation that may become payable to Farmers Capital’s named executive officers in connection with the completion of the merger. This proposal gives Farmers Capital shareholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Farmers Capital’s named executive officers in connection with the merger. This compensation is summarized in the table entitled “Golden Parachute Compensation” that begins on page 61, including the associated narrative disclosure.

The Farmers Capital board of directors unanimously recommends that Farmers Capital’s shareholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the Farmers Capital named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” that begins on page 61, together with the accompanying footnotes and narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this proxy statement/prospectus titled “Proposal No. 1—Approval of the Merger Agreement — Summary of Golden Parachute Arrangements” is hereby APPROVED.”

The vote on this Proposal 2 by Farmers Capital shareholders is a vote separate and apart from the vote on Proposal 1 by Farmers Capital shareholders to approve the merger agreement. Accordingly, Farmers Capital shareholders may vote to approve this Proposal 2 and not to approve Proposal 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on Wesbanco, Wesbanco Bank, Farmers Capital or United Bank whether or not the merger agreement is approved. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, that compensation will be paid, subject only to the satisfaction of the applicable conditions to payment and the merger being completed.

The named executive officers of Farmers Capital for which this advisory vote is being taken are Lloyd C. Hillard, Jr., J. David Smith, Jr., Rickey D. Harp and Mark A. Hampton. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Farmers Capital’s named executive officers in connection with the completion of the merger transaction. Such compensation will not be payable if the merger is not completed.

Recommendation of Farmers Capital Board of Directors

Farmers Capital’s board of directors unanimously recommends that Farmers Capital shareholders vote “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Farmers Capital in connection with the merger.

PROPOSAL NO. 3 —

ADJOURNMENT PROPOSAL

The Adjournment Proposal

If a quorum is present at the Farmers Capital special meeting but there are insufficient votes to approve the merger agreement, the merger proposal will fail unless Farmers Capital adjourns the Farmers Capital special meeting in order to solicit additional proxies from Farmers Capital’s shareholders. An adjournment under such circumstances will allow Farmers Capital extra time to solicit additional proxies. In order to allow shares present in person or by proxy at the Farmers Capital special meeting to vote FOR approval of the adjournment of the Farmers Capital special meeting, if necessary or appropriate, Farmers Capital is submitting a proposal to adjourn the Farmers Capital special meeting to Farmers Capital shareholders as a separate matter for consideration. Farmers Capital will vote properly submitted proxy cards “FOR” approval of the Farmers Capital adjournment proposal, unless otherwise instructed on the proxy. If Farmers Capital shareholders approve the Farmers Capital adjournment proposal, Farmers Capital is not required to give any further notice of the time and place of the adjourned Farmers Capital meeting other than an announcement of the time and place to be provided at the Farmers Capital special meeting.

If a quorum is not present at the meeting, the meeting will be adjourned to a later time without a vote.

Recommendation of Farmers Capital’s Board of Directors

Farmers Capital’s board of directors recommends that Farmers Capital shareholders vote “FOR” the proposal to approve of the adjournment of the Farmers Capital special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Farmers Capital special meeting to approve the merger agreement proposal.

WHERE YOU CAN FIND MORE INFORMATION ABOUT WESBANCO AND FARMERS CAPITAL

Wesbanco and Farmers Capital each file annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are available over the Internet from the SEC’s web site at www.sec.gov. You may read and copy any reports, statements or other information filed by Wesbanco or Farmers Capital at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Wesbanco maintains an Internet site that contains information about Wesbanco and its subsidiaries at www.Wesbanco.com. Farmers Capital also maintains an Internet site that contains information about Farmers Capital and its subsidiaries at www.farmerscapital.com. The reports and other information filed by Wesbanco and Farmers Capital with the SEC are available through their respective Internet websites. The Internet website addresses of Wesbanco and Farmers Capital are provided as inactive textual references only. The information provided on the Internet websites of Wesbanco and Farmers Capital, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

This proxy statement/prospectus is part of a Registration Statement on Form S-4 that Wesbanco has filed with the SEC with respect to the Wesbanco common stock to be issued in the merger. This proxy statement/prospectus constitutes a prospectus of Wesbanco and a proxy statement of Farmers Capital for the Farmers Capital special meeting. As permitted by the SEC, this proxy statement/prospectus does not contain all of the information contained in the Registration Statement. You may obtain copies of the Registration Statement on Form S-4 and any amendments thereto, in the manner described above.

The SEC allows the “incorporation by reference” of information into this proxy statement/prospectus, which means that Wesbanco and Farmers Capital can disclose important information to you by referring you to another document filed separately with the SEC by Wesbanco or Farmers Capital. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Wesbanco and Farmers Capital have previously filed with the SEC. These documents contain important information about Wesbanco and Farmers Capital.

Wesbanco. The following documents, which have been filed with the SEC by Wesbanco, are hereby incorporated by reference into this proxy statement/prospectus:

•	Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	Wesbanco’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	Wesbanco’s Current Reports on Form 8-K filed on February 12, 2018, February 16, 2018, February 22, 2018, April 19, 2018 and April 20, 2018 (in each case, except to the extent furnished but not filed); and

•	Wesbanco’s Definitive Proxy Statement on Schedule 14A filed on March 13, 2018.

•	the description of Wesbanco common stock contained in Wesbanco’s registration statement on Form 8-A filed by Wesbanco pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purpose of updating the description, as filed on May 2, 1977.

All documents filed by Wesbanco pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meeting of Farmers Capital’s shareholders are incorporated by reference into and are deemed to be a part of this document from the date of filing of those documents (other than the portions of those documents not deemed to be filed).

Farmers Capital. The following documents, which have been filed with the SEC by Farmers Capital, are hereby incorporated by reference into this proxy statement/prospectus:

•	Farmers Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	Farmers Capital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018; and

•	Farmers Capital’s Current Reports on Form 8-K filed on January 23, 2018, April 20, 2018, April 24, 2018, May 9, 2018 and May 24, 2018 (in each case, except to the extent furnished but not filed).

•	Farmers Capital’s Definitive Proxy Statement on Schedule 14A filed on April 2, 2018.

All documents filed by Farmers Capital pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meeting of Farmers Capital shareholders are incorporated by reference into and are deemed to be a part of this document from the date of filing of those documents (other than the portions of those documents not deemed to be filed).

You should rely only on the information contained in this proxy statement/prospectus or on information to which we have referred you. We have not authorized any person to give any information or to make any representations that are different from those in this document.

If you would like to receive a copy of any of the documents incorporated by reference, please contact Wesbanco or Farmers Capital, as applicable, at the address or telephone number listed under the heading “Additional Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger between Wesbanco and Farmers Capital, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Wesbanco and Farmers Capital may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Farmers Capital’s shareholders may not approve the proposed merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the section of this proxy statement/prospectus titled “Risk Factors” and Wesbanco’s and Farmers Capital’s annual and quarterly reports and other filings with the SEC that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Farmers Capital” beginning on page 96. All forward-looking statements included in this filing are based on information available at the time of the release. Neither Wesbanco nor Farmers Capital assumes any obligation to update any forward-looking statement.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS FOR FARMERS CAPITAL

Any shareholder of Farmers Capital who wants Farmers Capital to consider including a proposal in next year’s proxy statement, must deliver it in writing no later than December 3, 2018 (the date 120 days prior to the first anniversary of the date of the 2018 annual meeting proxy statement) to: Farmers Capital Bank Corporation, 202 West Main Street, Frankfort, Kentucky 40601, Attention: Mark A. Hampton, Secretary. We recommend that you send any proposals by certified mail, return receipt requested.

Any shareholder of Farmers Capital who wants to present a proposal at next year’s Annual Meeting of Farmers Capital but does not wish to have it included in Farmers Capital’s proxy statement, does not need to contact Farmers Capital in advance. Farmers Capital’s bylaws do not contain any requirement for shareholders to provide advance notice of proposals or nominations they intend to present at a shareholder meeting. However, if you do not notify Farmers Capital on or before February 16, 2019 of any matter that you wish to present at next year’s annual meeting, then the shareholders’ proxies that Farmers Capital solicits in connection with its 2019 Annual Meeting of Shareholders will confer on the proxyholders discretionary authority to vote on the matter that you present at Farmers Capital’s 2019 Annual Meeting.

LEGAL MATTERS

Certain matters relating to the validity of the Wesbanco common stock issuable in connection with the merger will be passed upon for Wesbanco by its counsel, Phillips, Gardill, Kaiser & Altmeyer, PLLC, 61 Fourteenth Street, Wheeling, West Virginia 26003. As of June 12, 2018, the members of Phillips, Gardill, Kaiser & Altmeyer, PLLC participating in the preparation of this proxy statement/prospectus owned an aggregate of 55,054 shares of Wesbanco common stock. In addition, James C. Gardill and Denise Knouse-Snyder are members of Phillips, Gardill, Kaiser & Altmeyer, PLLC and are also on the board of directors of Wesbanco, with Mr. Gardill serving as Chairman. K&L Gates LLP, as tax counsel to Wesbanco, and Squire Patton Boggs (US) LLP, as tax counsel to Farmers Capital, each will pass upon certain tax consequences related to the merger.

EXPERTS

The consolidated financial statements of Wesbanco, Inc. appearing in Wesbanco, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2017, and the effectiveness of Wesbanco, Inc.’s internal control over financial reporting as of December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Farmers Capital Bank Corporation as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and the effectiveness of Farmers Capital’s internal control over financial reporting as of December 31, 2017, have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their report thereon included in Farmers Capital’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm, given on their authority as experts in auditing and accounting.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

April 19, 2018

by and between

WESBANCO, INC.,

WESBANCO BANK, INC.,

FARMERS CAPITAL BANK CORPORATION

and

UNITED BANK & CAPITAL TRUST COMPANY

A-i

Exhibit A — List of Seller Executive Officers Executing Voting Agreements

Exhibit B — Form of Voting Agreement

A-ii

GLOSSARY OF DEFINED TERMS

The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

“Acquisition Proposal”	— Section 5.03(a)
“Acquisition Transaction”	— Section 5.03(a)
“Age Discrimination in Employment Act”	— Section 3.01(t)(ii)
“Agreement”	— Preamble
“Average Closing Price”	— Section 11.01(d)(iv)
“BHC Act”	— Section 3.01(a)(i)
“Bank Merger”	— Preamble
“Bank Secrecy Act”	— Section 3.01(gg)
“Buyer”	— Preamble
“Buyer Balance Sheet Date”	— Section 4.01(g)
“Buyer Classified Loans”	— Section 4.01(o)(ii)
“Buyer Compensation and Benefit Plans”	— Section 4.01(t)(i)
“Buyer Consultants”	— Section 4.01(t)(i)
“Buyer Contracts”	— Section 4.01(c)(i)
“Buyer Directors”	— Section 4.01(t)(i)
“Buyer Disclosure Schedule”	— Preamble
“Buyer Employees”	— Section 4.01(t)(i)
“Buyer ERISA Affiliate”	— Section 4.01(t)(iii)
“Buyer ERISA Affiliate Plan”	— Section 4.01(t)(iii)
“Buyer Filed SEC Documents”	— Section 4.01(l)
“Buyer Financial Statements”	— Section 4.01(g)
“Buyer Loans”	— Section 4.01(o)(ii)
“Buyer Officers”	— Section 4.01(t)(i)
“Buyer Pension Plan”	— Section 4.01(t)(ii)
“Buyer Ratio”	— Section 11.01(d)(iv)(2)
“Buyer SEC Documents”	— Section 4.01(f)(i)
“Buyer Shares” and “Buyer Share”	— Preamble
“Buyer Stock Option Plans”	— Section 4.01(c)(i)
“Buyer Sub”	— Preamble
“Buyer Subsidiary” or “Buyer Subsidiaries”	— Section 4.01(l)
“Buyer Subsidiary Real Estate Collateral”	— Section 4.01(w)
“Buyer 401(k) Plan”	— Section 5.10(a)
“Buyer’s Financial Advisor”	— Section 4.01(i)
“CFPB”	— Section 3.01(gg)
“CRA”	— Section 3.01(u)(i)
“Classified Loans”	— Section 3.01(k)(ii)
“Closing”	— Section 9.01
“Closing Date”	— Section 9.01
“Code”	— Preamble
“Constituent Corporations”	— Preamble
“Continuing Employees”	— Section 6.02(a)
“Costs”	— Section 6.06(a)
“DOL”	— Section 3.01(t)(iii)
“DPC Shares”	— Section 2.01(b)
“Data Conversion”	— Section 6.02(d)
“Defined Benefit Pension Plan”	— Section 6.02(a)
“Department”	— Section 3.01(a)(ii)

A-iii

“Effective Time”	— Section 1.03
“Environmental Law”	— Section 3.01(y)
“ERISA”	— Section 3.01(t)(i)
“Exchange Act”	— Section 3.01(g)(i)
“Exchange Agent”	— Section 2.03(a)
“Exchange Fund”	— Section 2.03(b)
“Exchange Ratio”	— Section 2.01(a)
“FCPA”	— Section 3.01(gg)
“FDIC”	— Section 3.01(a)(ii)
“FHLB”	— Section 3.01(l)
“Fair Credit Reporting Act”	— Section 3.01(ff)
“Federal Reserve”	— Section 3.01(a)(ii)
“GAAP”	— Section 3.01(a)(iv)
“Governmental Authority”	— Section 3.01(q)
“Gramm-Leach-Bliley Act”	— Section 3.01(ff)
“HSR”	— Section 3.01(w)
“Hazardous Substances”	— Section 3.01(y)
“KBCA”	— Section 1.01
“KFSC”	— Section 1.02
“IIPI”	— Section 3.01(ff)
“IRS”	— Section 3.01(m)
“Indemnified Party”	— Section 6.06(a)
“Kentucky Secretary”	— Section 1.03
“Index Price”	— Section 11.01(d)(iv)(2)
“Index Ratio”	— Section 11.01(d)(iv)(2)
“Information”	— Section 7.01
“Insider Transactions”	— Section 3.01(k)(ii)
“K&L”	— Section 8.01I
“knowledge”	— Section 3.01(a)(iv)
“Loans”	— Section 3.01(k)(i)
“Loan Assets”	— Section 3.01(j)
“Loan Documentation”	— Section 3.01(j)
“material”	— Section 3.01(a)(iv)
“material adverse effect” or “material adverse change”	— Section 3.01(a)(iv)
“Merger”	— Preamble
“Merger Consideration”	— Section 2.01(a)
“NDA”	— Section 12.03
“Nasdaq”	— Section 3.01(p)
“Notice of Superior Proposal”	— Section 5.03(f)
“OFAC”	— Section 3.01(gg)
“PBGC”	— Section 3.01(t)(iii)
“PCBs”	— Section 3.01(y)
“Patriot Act”	— Section 3.01(gg)
“Premium Cap”	— Section 6.06(b)
“Proxy Statement/Prospectus”	— Section 7.06(a)
“Registration Statement”	— Section 7.06(a)
“Regulatory Authorities”	— Section 3.01(p)
“Representatives”	— Section 7.01
“Required Seller Vote”	— Section 3.01(jj)
“Retention Bonus”	— Section 6.02(d)(i)
“Retention Employees”	— Section 6.02(d)(i)

A-iv

“Retention Pool”	— Section 6.02(d)(i)
“Retention Restricted Stock Agreements”	— Section 6.02(d)(ii)
“SEC”	— Section 3.01I
“Sarbanes-Oxley Act”	— Section 3.01(u)(iv)
“Securities Act”	— Section 3.01(g)(i)
“Seller”	— Preamble
“Seller Appointee”	— Section 6.07(a)
“Seller Balance Sheet Date”	— Section 3.01(f)
“Seller Board”	— Section 5.03(b)
“Seller Board Recommendation”	— Section 7.06(f)
“Seller Certificate”	— Section 2.03I
“Seller Compensation and Benefit Plans”	— Section 3.01(t)(i)
“Seller Consultants”	— Section 3.01(t)(i)
“Seller Contracts”	— Section 3.01(x)
“Seller Directors”	— Section 3.01(t)(i)
“Seller Disclosure Schedule”	— Preamble
“Seller Dissenting Share”	— Section 2.04
“Seller Employees”	— Section 3.01(t)(i)
“Seller ERISA Affiliate”	— Section 3.01(t)(iii)
“Seller ERISA Affiliate Plan”	— Section 3.01(t)(iii)
“Seller Filed SEC Documents”	— Section 3.01(h)
“Seller Financial Statements”	— Section 3.01(f)
“Seller Meeting”	— Section 7.06(e)
“Seller Officers”	— Section 3.01(t)(i)
“Seller Pension Plan”	— Section 3.01(t)(ii)
“Seller Real Properties”	— Section 3.01(n)
“Seller Representatives”	— Section 5.03(a)
“Seller Restricted Stock Units”	— Section 3.01(b)(i)
“Seller SEC Documents”	— Section 3.01(g)(i)
“Seller Shares” and “Seller Share”	— Preamble
“Seller Stock Option”	— Section 3.01(b)(i)
“Seller Stock Plans”	— Section 3.01(b)(i)
“Seller Sub”	— Preamble
“Seller Subsequent Determination”	— Section 5.03(f)
“Seller Subsidiary” and “Seller Subsidiaries”	— Section 3.01(a)(ii)
“Seller Subsidiary Real Estate Collateral”	— Section 3.01(y)
“Seller Walkaway Right”	— Section 11.01(d)(iv)
“Seller 401(k) Plan”	— Section 5.10(a)
“Seller’s Counsel”	— Section 8.02(c)
“Seller’s Financial Advisor”	— Section 3.01(r)
“Starting Date”	— Section 11.01(d)(iv)(2)
“Starting Price”	— Section 11.01(d)(iv)(2)
“Subsidiary”	— Section 3.01(c)
“Superior Proposal”	— Section 5.03(f)
“Surviving Bank Corporation”	— Section 1.02
“Surviving Corporation”	— Section 1.01
“Systems”	— Section 3.01(ee)
“Takeover Laws”	— Section 3.01(z)
“Tax” or “Taxes”	— Section 3.01(m)
“Tax Returns”	— Section 3.01(m)
“Termination Fee”	— Section 11.02(b)
“Trust Account Shares”	— Section 2.01(b)

A-v

“Updated Buyer Disclosure Schedule”	— Section 6.04
“Updated Seller Disclosure Schedule”	— Section 5.02
“Voting Agreement”	— Preamble
“Voting Agreement Shareholders”	— Preamble
“WVBCA”	— Section 1.01
“WVDFI”	— Section 4.01(p)
“Walkaway Determination Date”	— Section 11.01(d)(iv)(2)
“West Virginia Secretary of State”	— Section 1.03

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 19, 2018, is made and entered into by and among Wesbanco, Inc., a West Virginia corporation (“Buyer”), Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of Buyer (“Buyer Sub”), Farmers Capital Bank Corporation, a Kentucky corporation and financial holding company (“Seller”), and United Bank & Capital Trust Company, a Kentucky banking corporation and a wholly-owned subsidiary of Seller (“Seller Sub”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Constituent Corporations.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each determined that it is in the best interests of their respective corporations and shareholders for Buyer to acquire Seller pursuant to a merger of Seller with and into Buyer (the “Merger”) and, immediately after the Merger, a merger of Seller Sub with and into Buyer Sub (the “Bank Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each approved this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, as a result of the Merger, in accordance with the terms of this Agreement, Seller will cease to have a separate corporate existence and the shareholders of Seller will receive from Buyer in exchange for each share of common stock, $0.125 par value, of Seller (individually a “Seller Share” and collectively “Seller Shares”), (a) $5.00 in cash, and (b) 1.053 shares of common stock, $2.0833 par value per share, of Buyer (individually, a “Buyer Share” and collectively, the “Buyer Shares”), as may be adjusted as provided herein, all as determined in accordance with the terms of this Agreement; and

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, all of the directors and the executive officers of Seller listed on Exhibit A, in their capacity as shareholders (the “Voting Agreement Shareholders”), have each entered into separate Voting Agreements, dated as of the date hereof, with Buyer (each a “Voting Agreement”), a form of which is attached to this Agreement as Exhibit B, pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s Seller Shares in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Bank Merger contemplated by this Agreement each qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Seller has previously provided to Buyer a schedule disclosing additional information about Seller (the “Seller Disclosure Schedule”), and Buyer has previously provided to Seller a schedule disclosing additional information about Buyer (the “Buyer Disclosure Schedule”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and the Bank Merger and also to prescribe certain conditions to the Merger and the Bank Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

THE MERGER

1.01. Merger; Surviving Corporation

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Seller shall merge with and into Buyer in accordance with the West Virginia Business Corporation Act (the “WVBCA”) and the Kentucky Business Corporation Act (the “KBCA”). Buyer shall be the continuing and surviving corporation in the Merger, shall continue to exist under the laws of the State of West Virginia and shall be the only one of the Constituent Corporations to continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Corporation” refers to Buyer at and after the Effective Time. As a result of the Merger, the outstanding shares of capital stock and the treasury shares of the Seller shall be converted in the manner provided in Article Two.

1.02. Bank Merger; Surviving Bank Corporation

Upon the terms and subject to the conditions of this Agreement, immediately after and subject to the Effective Time, Seller Sub shall merge with and into Buyer Sub in accordance with the WVBCA, the state banking code of West Virginia, the KBCA and the Kentucky Financial Services Code (“KFSC”). Buyer Sub shall be the continuing and surviving bank corporation in the Bank Merger, shall continue to exist under the laws of the State of West Virginia and shall continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Bank Corporation” refers to Buyer Sub at and after the Effective Time. As a result of the Bank Merger, the outstanding shares of capital stock of Seller Sub shall be converted in the manner provided in Section 2.06.

1.03. Effective Time

The Merger shall become effective at the time set forth in the respective Articles of Merger that shall be filed with the Secretary of State of the State of West Virginia (the “West Virginia Secretary of State”) in accordance with the WVBCA and the Secretary of State of the Commonwealth of Kentucky (the “Kentucky Secretary”) in accordance with the KBCA. The Bank Merger shall become effective at the time set forth in the Articles of Merger that shall be filed with the West Virginia Secretary of State in accordance with the WVBCA and the Articles of Merger that shall be filed with the Kentucky Secretary in accordance with the KBCA; provided, however, that the Bank Merger shall not become effective until after the Merger has become effective. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.04. Effects of the Merger

At the Effective Time:

(a)	the articles of incorporation of Buyer as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation;

(b)	the bylaws of Buyer as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(c)	subject to Section 6.07, the directors of Buyer immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each of whom shall serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(d)	the officers of Buyer immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(e)	each Buyer Share that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger;

(f)	the Merger shall have the effects prescribed in Section 31D-11-1107 of the WVBCA and Section 271B.11-060 of the KBCA; and

(g)	the location of the principal office of the Surviving Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.05. Effects of the Bank Merger

Immediately following the Effective Time of the Bank Merger:

(a)	the articles of incorporation of Buyer Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank Corporation;

(b)	the bylaws of Buyer Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank Corporation;

(c)	subject to Section 6.07, the directors of Buyer Sub immediately prior to the Effective Time shall become the directors of the Surviving Bank Corporation, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(d)	the officers of Buyer Sub immediately prior to the Effective Time shall become the officers of the Surviving Bank Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation; and

(e)	the Bank Merger shall have the effects prescribed in Section 31D-11-1107 of the WVBCA and Section 271B.11-060 of the KBCA.

1.06. Tax Consequences

It is intended that the Merger and the Bank Merger shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder. Buyer and Seller each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Sections 8.01(c) and 8.02(c), which certificates shall be effective as of the date of such opinions.

1.07. Possible Alternative Structures

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article Eight, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger described in Section 1.01 hereof and/or the Bank Merger described in Section 1.02 hereof, provided that (i) such modification does not prevent the rendering of the opinions contemplated by Sections 8.01(c) and 8.02(c); (ii) the consideration to be paid to the holders of Seller Shares under this Agreement is not thereby changed in kind, value or reduced in amount; and (iii) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger or the Bank Merger. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.08. Additional Actions

If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Sub, or (ii) otherwise carry out the purposes of this Agreement, Seller, Seller Sub and their officers and directors shall be deemed to have granted to Buyer and Buyer Sub an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller and Seller Sub or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Sub are authorized in the name of Seller, Seller Sub or otherwise to take any and all such action.

ARTICLE TWO

CONVERSION OF SHARES AND OPTIONS; SURRENDER OF CERTIFICATES

2.01. Conversion of Seller Shares

At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder of any of the following securities:

(a)	Subject to the other provisions of this Article Two, each Seller Share issued and outstanding immediately prior to the Effective Time (other than (i) Seller Shares held directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 2.01(b) hereof) and (ii) Seller Dissenting Shares (as defined in Section 2.04)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, subject to the provisions set forth in this Agreement, (i) 1.053 (the “Exchange Ratio”) Buyer Shares and (ii) $5.00 in cash, without interest. The 1.053 Buyer Shares to be issued, together with the $5.00 in cash to be paid, in exchange for each Seller Share pursuant to this Section 2.01 is referred to herein as the “Merger Consideration”.

(b)	At the Effective Time, all Seller Shares that are owned directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (other than Seller Shares (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary or agency capacity for the benefit of third parties (any such shares, and shares of Buyer Common Stock that are similarly held, whether held directly or indirectly by Buyer or Seller, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Buyer or Seller or any of their respective Subsidiaries, directly or indirectly, in respect of a debt previously contracted (any such Seller Shares, and Buyer Shares that are similarly held, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no Buyer Shares, cash or other consideration shall be delivered in exchange therefor. At the Effective Time, all Buyer Shares that are owned by Seller or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer without any consideration therefor.

2.02. Reserved

2.03. Exchange and Payment Procedures

(a)	Exchange Agent. Buyer shall designate Computershare Investor Services, LLC or such other entity as shall reasonably be selected by Buyer to act as agent (the “Exchange Agent”) for purposes of conducting the exchange and payment procedures as described in this Section 2.03. Seller shall provide to the Exchange Agent all information reasonably requested by Buyer to be provided to the Exchange Agent in order for it to perform as specified herein.

(b)	Deposit with Exchange Agent; Exchange Fund. At least one business day prior to the Effective Time, Buyer shall provide to the Exchange Agent the aggregate number of Buyer Shares and an amount in cash representing the aggregate cash component of the Merger Consideration, together with aggregate cash to be paid in lieu of fractional shares pursuant to Section 2.03(f) hereto, all of which shall be held by the Exchange Agent in trust for the holders of Seller Shares (collectively, the “Exchange Fund”). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Buyer Shares held by it from time to time hereunder, except that it shall receive and hold for the benefit of the recipients of the Buyer Shares until distributed thereto pursuant to the provisions of this Agreement any dividends or other distributions paid or distributed with respect to such Buyer Shares for the account of the persons entitled thereto. The Exchange Fund shall not be used for any purpose other than as set forth in this paragraph. The Exchange Agent shall invest cash in the Exchange Fund, as directed by Buyer, on a daily basis; provided, however, that all such investments shall be in (1) obligations of, or guaranteed by, the United States of America, (2) commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard and Poor’s Corporation, or (3) certificates of deposit of commercial banks (not including any Subsidiary (as defined in Section 3.01(c)) or affiliate of Buyer) with capital exceeding $1.0 billion. All interest and other income resulting from such investments shall be paid to Buyer.

(c)

Surrender of Seller Certificates. As promptly as practicable after the Effective Time, and in no event more than seven business days thereafter, Buyer shall send or cause to be sent to each former holder of record of Seller Shares transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Seller Shares shall pass only upon proper delivery of such certificates to the Exchange Agent). Each holder of an outstanding certificate or certificates which prior to the Effective Time represented Seller Shares (“Seller Certificate”), who surrenders such Seller Certificate to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to receive (a) the Merger Consideration for each Seller Share represented by the Seller Certificate surrendered, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. The Exchange Agent shall accept such Seller Certificate upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices and shall as promptly as practicable issue the certificates representing Buyer Shares and cash in accordance with this Agreement. Each Seller Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (a) the Merger Consideration, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. No dividends or other distributions with a record date after the Effective Time with respect to Buyer Shares shall be paid to the holder of any unsurrendered Seller Certificate until the holder thereof shall surrender such Seller Certificate in accordance with this Section 2.03(c). After the surrender of a Seller Certificate in accordance with this Section 2.03(c), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Buyer Shares represented by such Seller Certificates. After the Effective Time, there shall be no further transfer on the records of Seller of a Seller Certificate representing Seller Shares and, if any such Seller Certificate is presented to Seller for transfer, it shall be canceled against delivery of the Merger Consideration for each Seller Share represented by such Seller Certificate provided in Article Two.

(d)	Lost, Stolen or Destroyed Certificates. If there shall be delivered to the Exchange Agent by any person who is unable to produce any Seller Certificate for Seller Shares for surrender to the Exchange Agent in accordance with this Section 2.03:

(i)	evidence to the reasonable satisfaction of the Surviving Corporation that such Seller Certificate has been lost, wrongfully taken, or destroyed;

(ii)	such security or indemnity as reasonably may be requested by the Surviving Corporation to save it harmless (which may include the requirement to obtain a third party bond or surety); and

(iii)	evidence, to the reasonable satisfaction of the Surviving Corporation, that such person was the owner of the Seller Shares theretofore represented by each such Seller Certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present such Seller Certificate for exchange pursuant to this Agreement;

then the Exchange Agent, in the absence of actual notice to it that any Seller Shares theretofore represented by any such Seller Certificate have been acquired by a bona fide purchaser, shall deliver to such person (a) the Merger Consideration for each Seller Share represented by the lost, stolen or destroyed Seller Certificate, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest, that such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed Seller Certificate.

(e)	No Further Ownership Rights in Seller Shares. All cash and Buyer Shares issued upon conversion of Seller Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Seller Shares; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Seller (but only in compliance with the terms of this Agreement) on such Seller Shares prior to the Effective Time and which remain unpaid at the Effective Time, subject to compliance with Section 7.08.

(f)	No Fractional Buyer Shares.

(i)	No certificates or scrip representing fractional Buyer Shares shall be issued upon the surrender for exchange of Seller Certificates evidencing Seller Shares, and such fractional Buyer Share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

(ii)	Each holder of Seller Shares who would otherwise be entitled to receive a fractional Buyer Share shall instead receive from the Exchange Agent an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional Buyer Share (rounded to the nearest thousandth when expressed in decimal form) interest to which such holder (after taking into account all Seller Shares held at the Effective Time by such holder) would otherwise be entitled by (b) the Average Closing Price (as defined in Section 11.01(d)(iv)).

(g)

Termination of Exchange Fund. Any portion of the Exchange Fund delivered to the Exchange Agent by Buyer pursuant to Section 2.03(b) that remains undistributed to the shareholders of Seller for 12 months after the Effective Time may be delivered to the Surviving Corporation, upon Buyer’s demand, and any shareholders of Seller who have not theretofore complied with this

Article Two shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest and any dividends or distributions with respect to Buyer Shares issuable in the Merger, in each case without interest.

(h)	No Liability. None of Buyer, Seller, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of Seller Shares for any payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest or any dividends or distributions with respect to Buyer Shares issuable in the Merger delivered to a public official as and if required by any applicable abandoned property, escheat or similar law.

(i)	Withholding Rights. Buyer or the Exchange Agent shall be entitled to deduct and withhold from the cash consideration otherwise payable pursuant to this Agreement to any holder of Seller Certificates such amounts as Buyer or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) tax law. To the extent that amounts are properly withheld and paid over to the appropriate taxing authority by Buyer or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Seller Certificates in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent.

(j)	Waiver. The Surviving Corporation may from time to time, in the case of one or more persons, waive one or more of the rights provided to it in this Article Two to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

2.04. Seller Shareholders’ Dissenters’ Rights

Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of an outstanding Seller Share who is entitled to demand and properly demands payment of the fair value of such Seller Share in accordance with Section 271B.13-210 of the KBCA and which holder has not voted in favor of the Merger and otherwise complied with the provisions of Subtitle 13 of the KBCA to become a “Dissenter” as defined therein (each a “Seller Dissenting Share”), then such Seller Dissenting Share shall not be converted into the right to receive the Merger Consideration, and instead:

(a)	Each such Seller Dissenting Share shall nevertheless be deemed to be extinguished at the Effective Time as provided elsewhere in this Agreement;

(b)	Each holder perfecting such dissenters’ rights shall thereafter have only such rights (and shall have such obligations) as are provided in Subtitle 13 of the KBCA; provided, however, that if any such person shall have failed to perfect or shall withdraw or lose such holder’s rights under Subtitle 13 of the KBCA, each such holder’s Seller Dissenting Share shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon.

Seller shall give Buyer (i) prompt notice of any written demands for payment of fair value of any Seller Shares, attempted withdrawals of such demands and any other instruments served pursuant to the KBCL and received by Seller relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the KBCL consistent with the obligations of Seller thereunder. Seller shall not, except with the prior written consent of Buyer, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the KBCL.

No holder of a Seller Dissenting Share shall be entitled to submit a letter of transmittal, and any letter of transmittal submitted by a holder of a Seller Dissenting Share shall be invalid, unless and until the demand for the payment of the fair value made in respect of such Seller Dissenting Share shall have been or is deemed to have been withdrawn.

2.05. Anti-Dilution Provisions

In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Buyer Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities (or Buyer establishes a record date for effecting any such change to the outstanding Buyer Shares) as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar changes in Buyer’s capitalization, excluding an acquisition by Buyer involving an exchange of Buyer Shares not resulting in a recapitalization of Buyer, appropriate and proportionate adjustment shall be made to the Merger Consideration. Nothing contained herein shall be deemed to permit any action that may be proscribed by this Agreement.

2.06. Conversion of Seller Sub Capital Stock

Immediately after the Effective Time, each issued and outstanding share, and each share held in the treasury, of capital stock of Seller Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder thereof, be canceled without any conversion or issuance of any shares of capital stock of Buyer or Buyer Sub with respect thereto. No shares of Buyer or Buyer Sub shall be issued or exchanged and no consideration shall be given for shares of Seller Sub, and each then-issued and outstanding share, and each share then held in the treasury, of capital stock of Buyer Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder thereof, continue as one share of capital stock of the Surviving Bank Corporation having the same designations, preferences, limitations, and rights as such share of capital stock of Buyer Sub immediately prior to the Bank Merger.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

3.01. Representations and Warranties of Seller and Seller Sub

Except as set forth on the Seller Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Seller and Seller Sub hereby jointly and severally represent and warrant to Buyer and Buyer Sub as follows:

(a)	Corporate Status.

(i)	Seller is a Kentucky corporation and registered as a financial holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). Seller is duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky, has the full corporate power and authority to own its property, to carry on its business as presently conducted, and is qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller. Seller has made available to Buyer true and complete copies of the articles of incorporation and bylaws of Seller, in each case as amended to the date of this Agreement.

(ii)	Set forth in Section 3.01(a)(ii) of the Seller Disclosure Schedule is a complete list of each Subsidiary (as that term is defined in Section 3.01(c)) of each of Seller and Seller Sub (each, a “Seller Subsidiary” and collectively, the “Seller Subsidiaries”). Seller Sub is a Kentucky state-chartered commercial bank and is regulated by the Kentucky Department of Financial Institutions (the “Department”) and the Board of Governors of the Federal Reserve System (“Federal Reserve”). The deposit accounts of Seller Sub are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by applicable law. Seller Sub is duly organized and validly existing and in good standing under the laws of the Commonwealth of Kentucky and has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and is qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Seller. Seller has made available to Buyer true and complete copies of the governing instruments of Seller Sub, in each case as amended to the date of this Agreement.

(iii)	Each of the Seller Subsidiaries other than Seller Sub has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller.

(iv)

As used in this Agreement, (A) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, business or results of operations of such entity and its Subsidiaries taken as a whole and (B) the terms “material adverse effect” or “material adverse change” mean, with respect to an entity, a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to perform its obligations under this Agreement or consummate the Merger or the Bank Merger and the other material transactions contemplated by this Agreement other than, in any case, any state of facts, change, development, event, effect, condition or occurrence (i) resulting from changes in the United States economy (including changes in interest rates) or the United States securities markets in general; (ii) resulting from changes in laws or regulations affecting banks or savings banks or their holding companies generally, or interpretations thereof by Governmental Authorities; (iii) resulting from any litigation or loss of current or prospective customers, employees or revenues arising from the execution of this Agreement; (iv) resulting from any transaction costs of the Merger generally; (v) resulting from payments made in the nature of severance payments or payments made pursuant to the change in control provisions of employment agreements or change in control or severance plans of Seller or any Seller Subsidiary or payments made pursuant to Section 6.02(b) or losses, charges or expenses resulting from loan sales contemplated by Section 5.09; (vi) resulting from changes, after the date hereof, in accounting principles generally accepted in the United States (“GAAP”) or applicable regulatory accounting requirements; (vii) resulting from changes, after the date hereof, in global, national or regional political conditions (including events of war or acts of terrorism); or (viii) resulting from public disclosure of the transactions contemplated hereby or actions that are expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby; provided, however, that in no event shall a decrease in the trading price of Seller Shares or Buyer Shares, absent any other event, change or effect that has had or would reasonably be expected to have a material adverse effect, or litigation relating thereto, be considered a material adverse effect or material adverse change; and provided, further, that any state of facts, change, development, event, effect, condition or occurrence referred to in clauses (i), (ii), (vi) or (vii) immediately above shall be taken into account in determining whether a material adverse effect or material adverse change has occurred to the extent that such state of facts, change, development, event, effect, condition or occurrence has a disproportionate effect on Seller or Buyer, as the case may be, compared to other similarly situated community banking organizations operating in the geographic regions in which the Seller or Buyer, as the case may be, conduct their business. Any reference to “knowledge” of a party means the actual knowledge of the executive officers and directors of the party.

(b)	Capitalization of Seller.

(i)	The authorized capital of Seller consists solely of 14,608,000 Seller Shares, of which 7,517,893 Seller Shares were issued and outstanding as of March 1, 2018. As of the date of this Agreement, no Seller Shares were held in Seller’s treasury. All outstanding Seller Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Seller Shares have been issued in compliance in all material respects with all applicable federal and state securities laws. As of the date of this Agreement, no options to acquire Seller Shares (a “Seller Stock Option”) were outstanding and no Seller Shares were reserved for issuance upon the exercise of Seller Stock Options. Seller has furnished to Buyer a true, complete and correct copy of the Seller’s stock compensation and stock based incentive plans (the “Seller Stock Plans”), and a list of all participants in the Seller Stock Plans as of the date hereof is set forth in Section 3.01(b)(i) of the Seller Disclosure Schedule.

(ii)	As of the date hereof, except for this Agreement, there are no options, warrants, calls, rights, commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Seller Shares or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Seller to repurchase, redeem or otherwise acquire any Seller Shares.

(iii)	Except as disclosed in Section 3.01(b)(iii) of the Seller Disclosure Schedule, since December 31, 2017, Seller has not (A) issued or permitted to be issued any Seller Shares, or securities exercisable for or convertible into Seller Shares; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Seller Subsidiary or otherwise, any Seller Shares; or (C) declared, set aside, made or paid to the shareholders of Seller dividends or other distributions on the outstanding Seller Shares.

(iv)	Except as disclosed in Section 3.01(b)(iv) of the Seller Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Seller or Seller Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which Seller’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Seller and Seller Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(c)

Seller Subsidiaries. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller and Seller Sub own of record and beneficially all of the issued and outstanding equity securities of the Seller Subsidiaries. There are no options, warrants, calls, rights, commitments or agreements of any character to which Seller, Seller Sub or any Seller Subsidiary is a party or by which any of them is bound obligating any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities of such Seller Subsidiary (other than to Seller) or obligating Seller, Seller Sub or such Seller Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments, understandings or arrangements relating to Seller’s rights to vote or to dispose of the equity securities of any Seller Subsidiary, and all of the equity securities of each Seller Subsidiary held by Seller are fully paid and non-assessable and are owned by Seller free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind, other than the Seller Subsidiaries.

For purposes of this Agreement, “Subsidiary” has the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”).

(d)	Corporate Authority. All corporate actions of Seller and Seller Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Seller and Seller Sub, have been duly and validly taken, except for the approval of this Agreement by the Required Seller Vote (as defined in Section 3.01(ii)) and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of Articles of Merger as required by the KBCA and the WVBCA. The Seller Board has, by unanimous vote of the directors, duly adopted resolutions (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at a meeting of Seller’s shareholders to be held as promptly as practicable and (iv) subject to the provisions of Section 5.03 hereof, to recommend that Seller’s shareholders approve this Agreement in accordance with the provisions of Section 7.06(f) hereof. The Board of Directors of Seller Sub has, by unanimous vote of the directors, duly adopted resolutions approving this Agreement and the Bank Merger and the other transactions contemplated hereby. Seller Board has approved and directed that Seller, as the sole shareholder of Seller Sub, provide its written consent to the Bank Merger. Seller has no debt that is secured by Seller Sub capital stock.

(e)	Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Seller and Seller Sub, and assuming the due authorization, execution and delivery by Buyer and Buyer Sub, constitutes a valid and binding obligation of Seller and Seller Sub, enforceable against Seller and Seller Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Seller and Seller Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Seller Vote, the obtaining of appropriate approvals by Regulatory Authorities and Governmental Authorities and the expiration of applicable regulatory waiting periods, to perform its obligations under this Agreement.

(f)

Financial Statements of Seller. Seller has furnished to Buyer consolidated financial statements of Seller consisting of the consolidated statements of financial condition as of December 31 for each of the fiscal years 2016 and 2017 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2017 (the “Seller Balance Sheet Date”), including accompanying notes and the report thereon of BKD, LLP, dated March 12, 2018, as included in Seller’s Annual Report on Form 10-K for the year ended December 31, 2017 (all of such consolidated financial statements are collectively referred to herein as the “Seller Financial Statements”). The Seller Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Seller and the Seller Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)	SEC Filings; Sarbanes-Oxley.

(i)	Seller and the Seller Subsidiaries have filed all reports, registration statements, proxy statements and information statements required to be filed by Seller or any of the Seller Subsidiaries subsequent to December 31, 2014 under the Securities Act of 1933, as amended (the “Securities Act”), or under Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with the SEC (together with all information incorporated therein by reference, the “Seller SEC Documents”), except for any reports, registration statements, proxy statements or information statements the failure to file which would not have a material adverse effect upon Seller. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC applicable to such Seller SEC Documents. None of such documents, as subsequently supplemented or amended prior to the date hereof, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)	The records, systems, controls, data and information of Seller and the Seller Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or the Seller Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Seller. Seller (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Seller, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seller by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Seller’s outside auditors and the audit committee of the Seller Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Seller’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). These disclosures were made in writing by management to Seller’s auditors and audit committee and a copy has previously been made available to Buyer. As of the date hereof, there is no reason to believe that Seller’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iii)

Since December 31, 2014, (i) through the date hereof, neither Seller nor any of the Seller Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of the Seller Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of the Seller Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seller or any of the Seller Subsidiaries, whether or not employed by Seller or any of the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Seller Board or any committee thereof or to any director or officer of Seller.

(iv)	The independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Seller SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. BKD, LLP has not resigned or been dismissed as an independent public accountant of Seller as a result of or in connection with any disagreement with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(v)	Since the date of Seller’s last definitive proxy statement for its annual meeting of its shareholders and except as disclosed in Section 3.01(g) of the Seller Disclosure Schedule, no event has occurred that would be required to be reported by the Seller pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(h)	Absence of Undisclosed Liabilities. Except as set forth in the Seller SEC Documents filed and publicly available prior to the date of this Agreement (the “Seller Filed SEC Documents”) (including the financial statements included therein) or in Section 3.01(h) of the Seller Disclosure Schedule and except as arising hereunder, Seller and the Seller Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at December 31, 2017, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Filed SEC Documents or otherwise disclosed in Section 3.01(h) of the Seller Disclosure Schedule, all debts, liabilities, guarantees and obligations of Seller and the Seller Subsidiaries incurred since the Seller Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate.

(i)	Absence of Changes. Except (i) as set forth in the Seller Filed SEC Documents, (ii) as set forth in Section 3.01(i) of the Seller Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Seller Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and, to the knowledge of Seller, no fact or condition exists that Seller believes will cause such a material adverse change in the future.

(j)	Loan Documentation. The documentation (“Loan Documentation”) governing or relating to the material loan and credit-related assets (“Loan Assets”) included in the loan portfolio of the Seller Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Seller Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Seller. Except as set forth in Section 3.01(j) of the Seller Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would have a material adverse effect on Seller. All loans and extensions of credit that have been made by the Seller Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(k)	Loans; Nonperforming and Classified Assets.

(i)	To Seller’s knowledge, except as would not reasonably be expected to have a material adverse effect on Seller, each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit, loan commitments and loan guaranties (collectively, “Loans”), on Seller’s or any Seller Subsidiary’s books and records, was made and has been serviced in accordance with Seller’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests that have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Seller has previously made available to Buyer complete and correct copies of its and the Seller Subsidiaries’ lending policies. The deposit and loan agreements of Seller and each Seller Subsidiary comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Seller SEC Documents and financial statements filed therewith, as of their respective dates, is adequate under all regulatory requirements applicable to Seller or Seller Sub.

(ii)	Section 3.01(k) of the Seller Disclosure Schedule discloses as of December 31, 2017 with respect to Seller and the Seller Subsidiaries: (A) any Loan under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Seller, in default of any other provision thereof; (B) each Loan that has been classified as “troubled debt restructuring,” “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by Seller, the Seller Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Loan with any director, executive officer or five percent (5%) or greater shareholder of Seller, or to the knowledge of Seller, any person controlling, controlled by or under common control with any of the foregoing. All Loans that are classified as “Insider Transactions” by Regulation O of the Federal Reserve have been made by Seller or any of the Seller Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(iii)	No borrower or obligor under any Loan by Seller Sub has requested, and Seller Sub has not allowed, any relief pursuant to the Soldiers and Sailors Civil Relief Act of 1940.

(l)

Reports and Records. Seller and the Seller Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Federal Reserve, the Department, the FDIC and the Federal Home Loan Bank of Cincinnati (the “FHLB”), except for such reports and records the failure to file or maintain would not have a material adverse effect on Seller. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not have a material adverse effect on Seller. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not have a material adverse effect on Seller. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Seller or any of the Seller Subsidiaries.

(m)	Taxes. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have timely filed (including all applicable extensions) all material returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the “Tax Returns”) with respect to all material federal, state, local and foreign income, gross income, gross receipts, gains, premium, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupancy, license, lease, environmental, customs, duties, property, windfall profits and other taxes (including any interest, penalties or additions to tax with respect thereto, individually, a “Tax” and, collectively, “Taxes”) required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns, as amended, are true, correct and complete in all material respects. Seller and the Seller Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Seller Financial Statements or have arisen in the ordinary course of business since the Seller Balance Sheet Date. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither the Internal Revenue Service (the “IRS”) nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Seller, is threatening to assert against Seller or any Seller Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Seller or any Seller Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Seller Financial Statements are adequate in all material respects for the periods covered. Seller and the Seller Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Seller. There are no liens for Taxes upon the assets of Seller or any Seller Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Seller SEC Documents or in Section 3.01(m) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Seller is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(n)

Property and Title. Section 3.01(n) of the Seller Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Seller or the Seller Subsidiaries and used in the business of Seller and the Seller Subsidiaries (collectively, the “Seller Real Properties”). The Seller Real Properties constitute all of the material real property and interests in real property used in the businesses of Seller and the Seller Subsidiaries. Copies of all leases of Seller Real Properties to which Seller or any Seller Subsidiary is a party have been provided to Buyer. The leasehold interests subject to such leases have not been assigned or subleased. All Seller Real Properties that are owned by Seller or any Seller Subsidiary are free and clear of all mortgages, liens, security interests, defects, encumbrances, easements, restrictions, reservations, conditions, covenants, agreements, encroachments, rights of way and zoning laws, except (i) those set forth in Section 3.01(n) of the Seller Disclosure Schedule; (ii) easements, restrictions, reservations, conditions, covenants, rights of way, zoning laws and other defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iii) the lien of current taxes not yet due and payable and (iv) other defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. Seller and the Seller Subsidiaries own, and are in rightful possession of, and have good title to, all of the other material assets used by Seller or any Seller Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Seller or any Seller Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 3.01(n) of the Seller Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. The assets of Seller and the Seller Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Seller and the Seller Subsidiaries as such businesses are presently being conducted. To Seller’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Seller or the Seller Subsidiaries of any of the Seller Real Properties.

(o)	Legal Proceedings. Except as set forth in the Seller Filed SEC Documents or Section 3.01(o) of the Seller Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Seller and the Seller Subsidiaries, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could have a material adverse effect on Seller or Seller Sub; or (ii) against or by Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(p)	Regulatory Matters. Except as disclosed (to the extent permitted by applicable law) in Section 3.01(p) of the Seller Disclosure Schedule, none of Seller, the Seller Subsidiaries and the respective properties of Seller and the Seller Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any court or federal or state governmental agency or authority, including any such agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve, the Department, the FDIC, the FHLB, the SEC and The Nasdaq Stock Market LLC (the “Nasdaq”)) or the supervision or regulation of Seller or the Seller Subsidiaries (collectively, the “Regulatory Authorities”) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has been advised by any of the Regulatory Authorities that any of such Regulatory Authorities are contemplating issuing or requesting (or are considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Seller Subsidiary is “well-capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1)).

(q)

No Conflict. Except as disclosed in Section 3.01(q) of the Seller Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote, the receipt of the required approvals of Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby by Seller and Seller Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any administrative agency or commission or other federal, state or local governmental authority or instrumentality (each, a “Governmental Authority”) applicable to Seller or Seller Sub or any of their respective properties; (B) the articles of incorporation or bylaws of Seller, or the governing instruments of Seller Sub; (C) any material agreement, indenture or instrument to which Seller or Seller Sub is a party or by which it or its properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Seller or Seller Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Seller; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Seller or any of the Seller Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Seller or any of the Seller Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not have a material adverse effect on Seller.

(r)	Brokers, Finders and Others. Except for the fees paid or payable to Keefe, Bruyette & Woods, Inc., Seller’s financial advisor (“Seller’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Seller or Seller Sub to, any broker, finder, intermediary, or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(s)	Employment Agreements. Except as disclosed in Section 3.01(s) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any employment, change in control, severance or consulting agreement not terminable at will by Seller or such Seller Subsidiary. Neither Seller nor any Seller Subsidiary is a party to, bound by or negotiating any collective bargaining agreement, nor are any of their respective employees represented by any labor union or similar organization. Seller and each Seller Subsidiary are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, other than any noncompliance that, individually or in the aggregate, would not have a material adverse effect on Seller, and neither Seller nor any Seller Subsidiary has engaged in any unfair labor practice that would have a material adverse effect on Seller.

(t)	Employee Benefit Plans.

(i)

Section 3.01(t)(i) of the Seller Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Seller Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option (including, without limitation, the Seller Stock Plans), severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Seller or any Seller Subsidiary and with respect to which one of the following applies (1) in which any employee or former employee (the “Seller Employees”), consultant or former consultant (the “Seller Consultants”), officer or former officer (the “Seller Officers”), or director or former director (the “Seller Directors”) of Seller or any Seller Subsidiary participates or (2) to which any such Seller Employees, Seller Consultants, Seller Officers or Seller Directors are parties or (B) any Seller ERISA Affiliate (as defined below) (collectively, the “Seller Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Seller Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Seller Employees, Seller Consultants, Seller Officers or Seller Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Seller Employees or (B) by persons or entities who are not Seller ERISA Affiliates (as defined below). Neither Seller nor any Seller Subsidiary has any commitment to create any additional Seller Compensation and Benefit Plan or to modify or change any existing Seller Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)	Except in a manner that would not reasonably be expected to have a material adverse effect on Seller, each Seller Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act of 1967 (the “Age Discrimination in Employment Act”), or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Seller Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Seller Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Seller Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion letter from the IRS upon which Seller is entitled to rely, and Seller is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter or opinion letter. Each Seller Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Seller Compensation and Benefit Plan. There is no material pending or, to the knowledge of Seller, threatened legal action, suit or claim relating to the Seller Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Seller nor any Seller Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Seller Compensation and Benefit Plan that would reasonably be expected to subject Seller or any Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Seller or any subsidiary of Seller with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Seller ERISA Affiliate Plan”) which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Seller ERISA Affiliate”). During the six years prior to the Effective Time, none of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Seller Compensation and Benefit Plan or by any Seller ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Seller Pension Plan or Seller ERISA Affiliate Plan and, to Seller’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the Department of Labor (“DOL”), the IRS or any other Governmental Authority with respect to any Seller Compensation and Benefit Plan and, to Seller’s knowledge, no such investigation or action is threatened or anticipated. Under each Seller Pension Plan and Seller ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Seller Pension Plan or Seller ERISA Affiliate Plan), did not exceed the then current value of the assets of such Seller Pension Plan or Seller ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Seller Pension Plan or Seller ERISA Affiliate Plan nor any amendment or other change to such Seller Pension Plan or Seller ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Seller.

(iv)	All contributions required to be made under the terms of any Seller Compensation and Benefit Plan or Seller ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Seller or any Seller Subsidiary is a party have been timely made or have been reflected on the Seller Financial Statements. Neither any Seller Pension Plan nor any Seller ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and all required payments to the PBGC with respect to each Seller Pension Plan or Seller ERISA Affiliate Plan have been made on or before their due dates. None of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Seller Pension Plan or to any Seller ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Seller.

(v)	Except as disclosed in Section 3.01(t)(v) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any obligations to provide retiree health benefits, life insurance or other retiree death benefits under any Seller Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code or those derived from a Seller Pension Plan.

(vi)	Seller and the Seller Subsidiaries do not maintain any foreign Seller Compensation and Benefit Plans.

(vii)

With respect to each material Seller Compensation and Benefit Plan, if applicable, Seller has provided or made available to Buyer, true and complete copies of the existing: (A) Seller Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)	Except as disclosed on Section 3.01(t)(viii) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Seller Employee, Seller Consultant or Seller Director to any payment from Seller or any Seller Affiliate (including severance pay or similar compensation, other than severance pay or compensation as otherwise provided under Section 6.02(a)) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Seller Compensation and Benefit Plan, or (C) result in any material increase in benefits payable under any Seller Compensation and Benefit Plan.

(ix)	Except as disclosed on Section 3.01(t)(ix) of the Seller Disclosure Schedule and except for the Tax Cuts and Jobs Act of 2017 elimination of deductions for performance-based compensation, neither Seller nor any Seller Subsidiary maintains any compensation plans, programs or arrangements, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(u)	Compliance with Laws. Except as set forth on Section 3.01(u) of the Seller Disclosure Schedule, or except with respect to Environmental Laws (as defined in Section 3.01(y)), Taxes, and Seller Compensation and Benefit Plans, which are the subject of Sections 3.01(y), 3.01(m), and 3.01(t), respectively, each of Seller and the Seller Subsidiaries:

(i)	has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Seller;

(ii)	has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Seller; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Seller’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Seller;

(iii)

has received no written notification or communication from any Governmental Authority since January 1, 2016, (A) asserting that Seller or any Seller Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not have a material adverse effect on Seller, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Seller, which has not been resolved to the satisfaction of the Governmental Authority that sent such notification or communication. There is no event that has occurred that, to the knowledge of Seller, would result in the revocation of any such license, franchise, permit or governmental authorization and that would have a material adverse effect on Seller; and

(iv)	have been and are in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of the Nasdaq, except where such non-compliance would not have a material adverse effect on Seller.

(v)	Insurance.

(i)	Section 3.01(v) of the Seller Disclosure Schedule lists all of the material insurance policies, binders or bonds maintained by Seller or any Seller Subsidiary and a description of all material claims filed by Seller or any Seller Subsidiary against the insurers of Seller and the Seller Subsidiaries since December 31, 2015. Seller and the Seller Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller and the Seller Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Seller.

(ii)	The savings accounts and deposits of Seller Sub are insured up to applicable limits by the FDIC in accordance with the Federal Deposit Insurance Act, and Seller Sub has appropriately accrued and paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act, except for such failures as would not reasonably be expected to have a material adverse effect on Seller Sub or the availability of such insurance.

(w)	Governmental and Third-Party Proceedings. Except as set forth on Section 3.01(w) of the Seller Disclosure Schedule no consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Seller or the Seller Subsidiaries in connection with the execution, delivery or performance by Seller or Seller Sub of this Agreement or the consummation by Seller or Seller Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the appropriate Articles of Merger with the West Virginia Secretary of State and the Kentucky Secretary pursuant to the WVBCA and the KBCA, respectively, (C) the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Proxy Statement/Prospectus (as that term is defined in Section 7.06(a)) and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of the Nasdaq, (F) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Seller, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Seller does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(x)

Contracts. Except for Seller Contracts (as hereinafter defined) filed in unredacted form as exhibits to the Seller SEC Documents and purchase orders entered into in the ordinary course of business, Section 3.01(x) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Seller Contracts in existence as of the date of this Agreement (other than those which have been performed completely): (A) which involve the payment by or to Seller or any of the Seller Subsidiaries of more than $150,000 in connection with the purchase of property or goods or the performance of services and (B) that are not in the ordinary course of their respective businesses (such contracts, the “Seller Contracts”). True, complete and correct copies of all such Seller Contracts have been made available to Buyer. Neither Seller nor any Seller Subsidiary, nor, to the knowledge of Seller, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller.

(y)

Environmental Matters. Except as otherwise disclosed in Section 3.01(y) of the Seller Disclosure Schedule: (i) Seller and the Seller Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as that term is defined in this Section 3.01(y)), and, to the knowledge of Seller, neither Seller nor any Seller Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, have been threatened in connection with any of Seller’s or any Seller Subsidiary’s activities and any Seller Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) to the knowledge of Seller, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened with respect to compliance with Environmental Laws and in connection with any real properties in respect of which any Seller Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Seller Subsidiary Real Estate Collateral”); (iii) no claims are pending, or to the knowledge of Seller, threatened by any third party against Seller, any Seller Subsidiary or with respect to the Seller Real Properties or improvements thereon, or, to the knowledge of Seller, Seller Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (as that term is defined in this Section 3.01(y)) which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Seller or any Seller Subsidiary; (iv) to the knowledge of Seller, no Hazardous Substances have been integrated into the Seller Real Properties or improvements thereon or any component thereof, or Seller Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Seller nor any Seller Subsidiary has knowledge that (A) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Seller or any Seller Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-

containing materials or materials or equipment containing polychlorinated biphenyls (“PCBs”), which in any event would reasonably be expected to have a material adverse effect on Seller. Seller and the Seller Subsidiaries have delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller and the Seller Subsidiaries pertaining to Hazardous Substances in, at, on, under, about, or affecting (or potentially affecting) any Seller Real Properties, or concerning compliance by Seller and the Seller Subsidiaries or any other person for whose conduct they are or may be held responsible, with Environmental Laws.

For purposes of this Agreement, (i) “Environmental Law” means all laws that relate to the protection of the environment, natural resources, or public health and safety, or relating to the production, generation, use, storage, treatment, processing, transportation, disposal or release of Hazardous Substances, including the regulations promulgated thereunder, in each case as of the date of this Agreement, and (ii) “Hazardous Substances” means (A) any hazardous substance as defined by any Environmental Law, (B) any petroleum or other petroleum product and (C) any other materials or substances listed or identified in, or regulated by, any Environmental Law.

(z)	Takeover Laws; No Poison Pill. Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws or regulations of any state (collectively, “Takeover Laws”) applicable to it, and any comparable provisions in the articles of incorporation or bylaws of Seller or Seller Sub. Neither Seller nor Seller Sub is party to any “Rights Agreement,” “Poison Pill” or similar anti-takeover agreement.

(aa)	Seller Information. True and complete copies of all documents listed in the Seller Disclosure Schedule have been made available or provided to Buyer. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Seller’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of Seller and the Seller Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects.

(bb)	Ownership of Buyer Shares. As of the date hereof, except as otherwise disclosed in Section 3.01(bb) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Buyer Shares.

(cc)	Fairness Opinion. The Seller Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Seller’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Merger Consideration is fair, from a financial point of view, to Seller’s common shareholders.

(dd)	CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Seller Sub’s most recent examination rating under the CRA was “satisfactory” or better. Seller knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Seller or any Seller Subsidiary to decrease below the “satisfactory” level.

(ee)	Intellectual Property Rights; Data Processing.

(i) Seller and the Seller Subsidiaries own or possess all legal rights, or are licensed or otherwise have the right to use, all proprietary rights, including, without limitation, trademarks, trade names, service marks and copyrights, if any, that are material to the conduct of their existing businesses. Section 3.01(ee) of the Seller Disclosure Schedule sets forth all proprietary rights that are material to the conduct of business of Seller or the Seller Subsidiaries. Neither Seller nor any Seller Subsidiary is bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names that it claims to own. Neither Seller nor any Seller Subsidiary has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or any other proprietary rights of any other person or entity.

(ii) The computer, information technology and data processing systems, facilities and services used by Seller and each of the Seller Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of Seller and the Seller Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Seller and each of the Seller Subsidiaries as currently conducted. To Seller’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Seller or any of the Seller Subsidiaries, and Seller and each of the Seller Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Seller and each of the Seller Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Seller and each of the Seller Subsidiaries in all material respects.

(ff)	Privacy of Customer Information. Seller is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.01(ff), “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Seller nor the Seller Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Seller, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. Seller has taken commercially reasonable measures to ensure that all IIPI in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Seller’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such IIPI by Seller, any Seller Subsidiaries or any other person.

(gg)

Bank Secrecy Act; Patriot Act; FCPA; Money Laundering. Except as set forth in Section 3.01(gg) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Seller or the Seller Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Chapter X) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), any regulations promulgated by the Consumer Financial Protection Bureau (“CFPB”) or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Seller Sub has adopted and Seller Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(hh)	OFAC. Neither Seller nor Seller Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Seller and Seller Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Seller and to the knowledge of Seller Sub, no Subsidiary or affiliate of Seller or Seller Sub is engaging nor has any Subsidiary or affiliate of Seller or Seller Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Seller or Seller Sub has been otherwise associated with, such persons or entities.

(ii)	Investment Management and Related Activities. None of Seller, any of the Seller Subsidiaries or Seller’s or the Seller Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(jj)	Vote Required. The only vote of the holders of any class or series of capital stock or other securities of Seller necessary to approve this Agreement or consummate the transactions contemplated hereby is the affirmative vote of the holders of a majority of the outstanding Seller Shares entitled to vote thereon (the “Required Seller Vote”).

(kk)	Reorganization. The Seller has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ll)	No Other Representations or Warranties.

(i)	Except for the representations and warranties contained in this Article Three, none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Seller Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or Seller Sub furnished or made available to Buyer (including any information, documents or material made available to Buyer in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Seller or Seller Sub or any representation or warranty arising from statute or otherwise in law.

(ii)	Seller and Seller Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Four.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUB

4.01. Representations and Warranties of Buyer and Buyer Sub

Except as set forth on the Buyer Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Buyer and Buyer Sub hereby jointly and severally warrant and represent to Seller and Seller Sub that:

(a)	Corporate Status.

(i) Buyer is a West Virginia corporation and a bank holding company registered under the BHC Act. Buyer Sub is a West Virginia banking corporation whose deposits are insured by the FDIC to the fullest extent permitted by applicable law. Buyer Sub is a member in good standing of the Federal Home Loan Bank of Pittsburgh. Each of Buyer and Buyer Sub is duly organized and validly existing under the laws of the state of its incorporation and has the full corporate power and authority to own its property, to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each other jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Buyer has made available to Seller true and complete copies of its and Buyer Sub’s articles of incorporation and bylaws, each as amended to the date of this Agreement.

(ii) Section 4.01(a)(ii) of the Buyer Disclosure Schedule includes a list of all Buyer Subsidiaries, together with the jurisdiction of organization of each Buyer Subsidiary. Each of the Buyer Subsidiaries has been duly organized and is validly existing under the laws of the jurisdiction of its organization, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(b)

Corporate Authority. All corporate actions of Buyer and Buyer Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Buyer and Buyer Sub, have been duly and validly taken and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of Articles of Merger as required by the KBCA and the WVBCA. The Board of Directors of Buyer has duly adopted resolutions (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement. The Board of Directors of Buyer Sub has duly adopted resolutions (i) approving this Agreement, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer Sub and Buyer Sub’s sole shareholder that Buyer Sub enter into this Agreement.

(c)	Capitalization of Buyer.

(i)	As of April 6, 2018, the authorized capital stock of Buyer consisted of 100,000,000 Buyer Shares, of which 46,559,718 Buyer Shares were issued and outstanding (giving effect to Buyer’s acquisition of First Sentry Bancshares, Inc., which closed on April 5, 2018) and no Buyer Shares were held in treasury by Buyer, and 1,000,000 preferred shares, no par value per share, of which no shares were outstanding. The outstanding Buyer Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. As of December 31, 2017, 912,192 Buyer Shares were reserved for issuance upon the exercise of outstanding stock options granted under Buyer’s stock option plans (the “Buyer Stock Option Plans”) and 336,688 Buyer Shares were available for future grants of stock options under the Buyer Stock Option Plans. As of the date of this Agreement, except for the Buyer Shares issuable pursuant to this Agreement and as disclosed in Section 4.01(c) of the Buyer Disclosure Schedule, Buyer has no other commitment or obligation to issue, deliver or sell, or cause to be issued, delivered or sold, any Buyer Shares. There are no bonds, debentures, notes or other indebtedness of Buyer, and no securities or other instruments or obligations of Buyer the value of which is in any way based upon or derived from any capital or voting stock of Buyer, having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Buyer may vote. Except as set forth above, as of the date of this Agreement, there are no material contracts, agreements, commitments or arrangements of any kind to which Buyer is a party or by which Buyer is bound (collectively, “Buyer Contracts”) obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, Buyer. As of the date of this Agreement, there are no outstanding material contractual obligations of Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, Buyer.

(ii)	The Buyer Shares to be issued in exchange for Seller Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to any preemptive or other statutory right of Buyer stockholders and will be issued in compliance with applicable United States federal and state securities laws.

(d)	Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Buyer and Buyer Sub, and assuming the due authorization, execution and delivery by Seller and Seller Sub, constitutes the legal, valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, except as the same may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Buyer and Buyer Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to the expiration of applicable regulatory waiting periods, and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(e)	No Conflict. Except as disclosed in Section 4.01(e) of the Buyer Disclosure Schedule and subject to the receipt of the required approvals of Regulatory Authorities and Governmental Authorities,

the expiration of applicable regulatory waiting periods, the adoption of this Agreement by the Required Seller Vote and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement by Buyer and Buyer Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any Governmental Authority applicable to Buyer or Buyer Sub or any of its or their properties; (B) the articles of incorporation or bylaws of Buyer or Buyer Sub; (C) any material agreement, indenture or instrument to which Buyer or Buyer Sub is a party or by which it or their properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Buyer or Buyer Sub; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Buyer or Buyer Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Buyer or any of the Buyer Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(f)	SEC Filings; Sarbanes Oxley.

(i)	Buyer and the Buyer Subsidiaries have filed all reports, registration statements, proxy statements and information statements required to be filed by Buyer or any of the Buyer Subsidiaries subsequent to December 31, 2014 under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Buyer SEC Documents”), except for any reports, registration statements, proxy statements or information statements the failure to file that would not have a material adverse effect on Buyer. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Buyer and the Buyer Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or the Buyer Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Buyer. Buyer (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Buyer, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Buyer by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). These disclosures were made in writing by management to Buyer’s auditors and audit committee and a copy has previously been made available to Seller. As of the date hereof, there is no reason to believe that Buyer’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iii)	Since December 31, 2014, (i) through the date hereof, neither Buyer nor any of the Buyer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Board of Directors of Buyer or any committee thereof or to any director or officer of Buyer.

(iv)	The independent registered public accounting firm engaged to express its opinion with respect to the Buyer Financial Statements (as hereinafter defined) included in the Buyer Filed SEC Documents (as defined in Section 4.01(l)) is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. Ernst & Young LLP has not resigned or been dismissed as an independent public accountant of Buyer as a result of or in connection with any disagreement with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(g)	Financial Statements of Buyer. Buyer has furnished to Seller consolidated financial statements of Buyer consisting of the consolidated balance sheets as of December 31 for each of the years 2016 and 2017 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2017 (the “Buyer Balance Sheet Date”), including accompanying notes and the report thereon of Ernst & Young LLP dated February 27, 2018, as included in Buyer’s Annual Report on Form 10-K for the year ended December 31, 2017 (collectively, all of such consolidated financial statements are referred to as the “Buyer Financial Statements”). The Buyer Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)	Takeover Laws. Buyer has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws or regulations of any state applicable to it.

(i)	Brokers, Finders and Others. Except for the fees paid or payable to Raymond James & Associates, Inc., Buyer’s financial advisor (“Buyer’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Buyer or Buyer Sub to, any broker, finder, intermediary or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(j)	Fairness Opinion. The Board of Directors of Buyer has received the opinion of Buyer’s Financial Advisor to the effect that the Merger Consideration is fair, from a financial point of view, to Buyer.

(k)	Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Buyer or the Buyer Subsidiaries in connection with the execution, delivery or performance by Buyer or Buyer Sub of this Agreement or the consummation by Buyer or Buyer Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the appropriate Articles of Merger with the West Virginia Secretary of State and the Kentucky Secretary pursuant to the WVBCA and the KBCA, respectively, (C) the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of Nasdaq, (F) any notice or filings under the HSR Act, (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Seller, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Buyer does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(l)	Absence of Undisclosed Liabilities. Except as set forth in the Buyer SEC Documents filed and publicly available prior to the date of this Agreement (the “Buyer Filed SEC Documents”) (including the financial statements included therein) or in Section 4.01(l) of the Buyer Disclosure Schedule and except as arising hereunder, Buyer and its subsidiaries (individually “Buyer Subsidiary” or collectively “Buyer Subsidiaries”) have no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at December 31, 2017, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Except as set forth in the Buyer Filed SEC Documents or otherwise disclosed in Section 4.01(l) of the Buyer Disclosure Schedule, all debts, liabilities, guarantees and obligations of Buyer and the Buyer Subsidiaries incurred since the Buyer Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate.

(m)	Absence of Changes. Except (i) as set forth in the Buyer Filed SEC Documents, (ii) as set forth in Section 4.01(m) of the Buyer Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Buyer Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Buyer and the Buyer Subsidiaries taken as a whole, and, to the knowledge of Buyer, no fact or condition exists which Buyer believes will cause such a material adverse change in the future.

(n)

Loan Documentation. The Loan Documentation and Loan Assets included in the loan portfolio of the Buyer Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Buyer Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Buyer. Except as set forth in Section 4.01(n) of the Buyer Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Buyer, would have a material adverse effect on Buyer. All loans and extensions of credit that have been made by the

Buyer Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(o)	Loans; Nonperforming and Classified Assets.

(i)	To Buyer’s knowledge, except as would not reasonably be expected to have a material adverse effect on Buyer, each Loan on Buyer’s or Buyer Sub’s books and records, was made and has been serviced in accordance with Buyer’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Buyer has previously made available to Seller complete and correct copies of its and Buyer Sub’s lending policies. The deposit and loan agreements of Buyer and Buyer Sub comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Buyer SEC Documents and financial statements filed therewith, as of their respective dates, is adequate under all regulatory requirements applicable to Buyer or Buyer Sub.

(ii)	Section 4.01(o) of the Buyer Disclosure Schedule discloses as of December 31, 2017 with respect to the Buyer and the Buyer Subsidiaries: (A) any Loan in the amount of $2,000,000 or more (“Buyer Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Buyer, in default of any other provision thereof; (B) each Classified Loan of Buyer, the Buyer Subsidiaries or a Governmental Authority in the amount of $1,000,000 (“Buyer Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Buyer Loan with any director, executive officer or five percent (5%) or greater shareholder of Buyer, or to the knowledge of Buyer, any person controlling, controlled by or under common control with any of the foregoing. All Insider Transactions have been made by Buyer or any of the Buyer Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(p)	Reports and Records. Buyer and the Buyer Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Federal Reserve, the FDIC and the West Virginia Division of Financial Institutions (“WVDFI”), except for such reports and records the failure to file or maintain would not have a material adverse effect on Buyer. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not reasonably be expected to have a material adverse effect on Buyer. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Buyer. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Buyer or any of the Buyer Subsidiaries.

(q)	Taxes. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, Buyer and the Buyer Subsidiaries have timely filed all material Tax Returns with respect to all material Taxes required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are true, correct and complete in all material respects. Buyer and the Buyer Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Buyer Financial Statements or have arisen in the ordinary course of business since the Buyer Balance Sheet Date. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, neither the IRS nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Buyer, is threatening to assert against Buyer or any Buyer Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Buyer or any Buyer Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Buyer Financial Statements are adequate in all material respects for the periods covered. Buyer and the Buyer Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Buyer. There are no liens for Taxes upon the assets of Buyer or any Buyer Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Buyer SEC Documents or in Section 4.01(q) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Buyer is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)	Legal Proceedings. Except as set forth in the Buyer Filed SEC Documents or Section 4.01(r) of the Buyer Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer and the Buyer Subsidiaries, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could have a material adverse effect on Buyer; or (ii) against or by Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(s)	Regulatory Matters. Except as set forth in Section 4.01(s) of the Buyer Disclosure Schedule (to the extent permitted by applicable law), none of Buyer, the Buyer Subsidiaries and the respective properties of Buyer and the Buyer Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Buyer and Buyer Bank are, and at the time of the Merger will be, “well capitalized” as such term is defined in Regulation Y.

(t)	Employee Benefit Plans.

(i)	Section 4.01(t)(i) of the Buyer Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Buyer Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of ERISA, fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last two years) by (A) Buyer or any Buyer Subsidiary and in which any employee or former employee (the “Buyer Employees”), consultant or former consultant (the “Buyer Consultants”), officer or former officer (the “Buyer Officers”), or director or former director (the “Buyer Directors”) of Buyer or any Buyer Subsidiary participates or to which any such Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors are parties or (B) any Buyer ERISA Affiliate (as defined below) (collectively, the “Buyer Compensation and Benefit Plans”). Neither Buyer nor any Buyer Subsidiary has any commitment to create any additional Buyer Compensation and Benefit Plan or to modify or change any existing Buyer Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Sections 6.02 and 7.02 of this Agreement.

(ii)	Except in a manner that would not reasonably be expected to have a material adverse effect on Buyer, each Buyer Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Buyer Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Buyer is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter. Each Buyer Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Buyer Compensation and Benefit Plan. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Buyer nor any Buyer Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any Buyer Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any subsidiary of Buyer with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Buyer ERISA Affiliate Plan”) which is considered one employer with Buyer under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Buyer ERISA Affiliate”). None of Buyer, any Buyer Subsidiary or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multi-employer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Buyer Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the DOL, the IRS or any other Governmental Authority with respect to any Buyer Compensation and Benefit Plan and to Buyer’s knowledge, no investigation or action is threatened or anticipated. Except as disclosed in Section 4.01(s)(iii) of the Buyer Disclosure Schedule, under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Buyer Pension Plan or Buyer ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Buyer.

(iv)	All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any Buyer Subsidiary is a party have been timely made or have been reflected on the Buyer Financial Statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan and each Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, any Buyer Subsidiary nor any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Buyer.

(v)	Except as disclosed in Section 4.01(t)(v) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

(vi)	Buyer and the Buyer Subsidiaries do not maintain any foreign Buyer Compensation and Benefit Plans.

(vii)	With respect to each material Buyer Compensation and Benefit Plan, if applicable, Buyer has provided or made available to Seller, true and complete copies of the existing: (A) Buyer Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)	Except as disclosed on Section 4.01(t)(viii) of the Buyer Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

(ix)	Except as disclosed on Section 4.01(t)(ix) of the Buyer Disclosure Schedule, and except for the Tax Cuts and Jobs Act of 2017 elimination of deductions for performance-based compensation, neither Buyer nor any Buyer Subsidiary maintains any compensation plans, programs or arrangements, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(u)	Compliance with Laws. Except with respect to Environmental Laws, Taxes, and Buyer Compensation and Benefit Plans, which are the subject of Sections 4.01(w), 4.01(q) and 4.01(t), respectively, each of Buyer and the Buyer Subsidiaries:

(i)	has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Buyer;

(ii)	has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Buyer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Buyer’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Buyer;

(iii)

has received no written notification or communication from any Governmental Authority since January 1, 2016, (A) asserting that Buyer or any Buyer Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not have a material adverse effect on Buyer, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Buyer, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event that has occurred that, to the knowledge of Buyer, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization and that would have a material adverse effect on Buyer; and

(iv)	Buyer and the Buyer Subsidiaries have been and are in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of the Nasdaq, except where such non-compliance would not have a material adverse effect on Buyer.

(v)	Contracts. Except for Buyer Contracts filed as exhibits to the Buyer Filed SEC Documents, there are no Buyer Contracts that are required to be filed as an exhibit to any Buyer Filed SEC Document under the Exchange Act and the rules and regulations promulgated thereunder. Neither Buyer nor any Buyer Subsidiary, nor, to the knowledge of Buyer, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(w)

Environmental Matters. Except as otherwise disclosed in Section 4.01(w) of the Buyer Disclosure Schedule: (i) Buyer and the Buyer Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has engaged in any activity in violation of any applicable Environmental Law, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Buyer, have been threatened in connection with any of Buyer’s or any Buyer Subsidiary’s activities and any Buyer Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened with respect to compliance with Environmental Laws in connection with any real properties in respect of which any Buyer Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Buyer Subsidiary Real Estate Collateral”); (iii) no claims are pending or, to the knowledge of Buyer, threatened by any third party against Buyer, any Buyer Subsidiary or with respect to the Buyer Real Properties or improvements thereon, or, to the knowledge of Buyer, the Buyer Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Buyer or any Buyer Subsidiary; (iv) to the knowledge of Buyer, no Hazardous Substances have been integrated into the Buyer Real Properties or improvements thereon or any component thereof, or the Buyer Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Buyer nor any Buyer Subsidiary has knowledge that (A) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real

Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Buyer or any Buyer Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or PCB-containing materials or equipment, which in any event would reasonably be expected to have a material adverse effect on Buyer.

(x)	Buyer Information. True and complete copies of all documents listed in the Buyer Disclosure Schedule have been made available or provided to Seller. The books of account, stock record books and other financial and corporate records of Buyer and the Buyer Subsidiaries, all of which have been made available to Seller, are complete and correct in all material respects.

(y)	CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Buyer Sub received a CRA rating of “satisfactory” or better from the FDIC in its most recent examination. Buyer knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Buyer or any Buyer Subsidiary to decrease below the “satisfactory” level.

(z)	Ownership of Seller Shares. As of the date hereof, except as otherwise disclosed in Section 4.01(z) of the Buyer Disclosure Schedule, neither Buyer nor, to the knowledge of Buyer, any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any Seller Shares, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Seller Shares.

(aa)	Bank Secrecy Act; Patriot Act; Money Laundering. Neither Buyer nor any Buyer Subsidiary has any reason to believe that any facts or circumstances exist that would cause Buyer or the Buyer Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, the FCPA, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, any regulations promulgated by the CFPB or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Buyer Sub has adopted and Buyer Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(bb)	Investment Management and Related Activities. Except as set forth on Schedule 4.01(bb) of the Buyer Disclosure Schedule, none of Buyer, any of the Buyer Subsidiaries or Buyer’s or the Buyer Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(cc)	Adequate Shares; No Financing Required. As of the date hereof, Buyer has sufficient authorized but unissued Buyer Shares to issue the aggregate number of Buyer Shares to be issued in the Merger. Buyer has the aggregate or readily available financing to fund the cash consideration to be paid in the Merger.

(dd)	Property and Title. Buyer and Buyer Subsidiaries own, and are in rightful possession of, and have good title to, all of the material real property and other material assets used by Buyer or any Buyer Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Buyer or any Buyer Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 4.01(dd) of the Buyer Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer. The assets of Buyer and the Buyer Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Buyer and the Buyer Subsidiaries as such businesses are presently being conducted. To Buyer’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Buyer or the Buyer Subsidiaries of any of the material real properties owned or leased by Buyer or any Buyer Subsidiary and used in the business of Buyer and any Buyer Subsidiary.

(ee)	Insurance. Buyer and the Buyer Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Buyer and the Buyer Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Buyer.

(ff)	OFAC. Neither Buyer nor Buyer Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Buyer and Buyer Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Buyer and to the knowledge of Buyer Sub, no Subsidiary or affiliate of Buyer or Buyer Sub is engaging nor has any Subsidiary or affiliate of Buyer or Buyer Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Buyer or Buyer Sub has been otherwise associated with, such persons or entities.

(gg)	Reorganization. Buyer has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(hh)	No Other Representations or Warranties.

(i)	Except for the representations and warranties contained in this Article Four, none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer or Buyer Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or Buyer Sub furnished or made available to Seller (including any information, documents or material made available to Seller in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer or Buyer Sub or any representation or warranty arising from statute or otherwise in law.

(ii)	Buyer and Buyer Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the

Merger and that none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Three.

ARTICLE FIVE

FURTHER COVENANTS OF SELLER

5.01. Operation of Business

Seller and Seller Sub covenant to Buyer that, throughout the period from the date of this Agreement to and including the Closing, except as expressly contemplated or permitted by this Agreement, as may be required by applicable law or regulation, as set forth in Section 5.01 of the Seller Disclosure Schedule or to the extent that Buyer shall otherwise consent in writing (which consent, in the case of Section 5.01(a), (b), (f) and (g) shall not be unreasonably withheld, conditioned or delayed):

(a)	Conduct of Business. Seller’s business, and the business of the Seller Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Seller shall not, and shall cause the Seller Subsidiaries not to, take any action that would be inconsistent with any representation or warranty of Seller set forth in this Agreement or that would cause a breach of any such representation or warranty if made at or immediately following such action, subject to such exceptions as do not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation following the Effective Time.

(b)	Changes in Business and Capital Structure. Seller will not, and will cause the Seller Subsidiaries not to:

(i)	sell, transfer, mortgage, pledge or subject to any lien or otherwise encumber any of the assets of Seller or the Seller Subsidiaries, tangible or intangible, which are material, individually or in the aggregate, to Seller except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business, (C) the sale of loans, loan participations and real estate owned in the ordinary course of business, (D) pledging assets in connection with advances or borrowings from the FHLB in the ordinary course of business and consistent with past practice in amount and frequency, and (E) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $150,000;

(ii)	make any capital expenditure or capital additions or betterments which exceed $150,000 in the aggregate;

(iii)	become bound by, enter into, or perform any material contract, commitment or transaction which, if so entered into, would be reasonably expected to (A) have a material adverse effect on Seller, (B) impair in any material respect the ability of Seller to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(iv)	declare, pay or set aside for payment any dividends or make any distributions on its capital shares issued and outstanding other than (A) quarterly cash dividends on Seller Shares in respect of each fiscal quarter ending on or after June 30, 2018 in an amount not to exceed $0.125 per Seller Share; provided, however, that for fiscal quarters ending on or after December 31, 2018, such cash dividend amount shall not exceed $0.15 per Seller Share, (B) dividends from any Seller Subsidiary to Seller and (C) in connection with and as required by the terms of any trust preferred securities issued by a Seller Subsidiary;

(v)	purchase, redeem, retire or otherwise acquire any of its capital shares other than pursuant to rights of repurchase granted to Seller, or in settlement of any withholding obligation in connection with any Seller Stock Plan;

(vi)	issue or grant any option or right to acquire any of its capital shares or effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(vii)	amend or propose to amend its articles of incorporation, bylaws or other governing documents except as otherwise expressly contemplated by this Agreement;

(viii)	merge or consolidate with any other person or otherwise reorganize, except for the Merger and the Bank Merger;

(ix)	acquire all or any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures, (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

(x)	other than in the ordinary course of business consistent with past practice, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Seller Director, Seller Officer or Seller Employee, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Seller may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date hereof and disclosed in the Seller Disclosure Schedule or regular annual renewals of insurance contracts;

(xi)	announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed on average 3% for Seller Employees and year-end bonuses substantially consistent with past practices (but in any event such year-end bonuses will not exceed $1,600,000 annualized in the aggregate), or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any Seller Officer, Seller Director or Seller Employee, except, in each case, for changes that are required by applicable law or to satisfy contractual obligations existing as of the date hereof and disclosed in the Seller Disclosure Schedule;

(xii)	incur any long-term indebtedness for money borrowed, guarantee any such long-term indebtedness or issue or sell any long-term debt securities, other than (A) in replacement of existing or maturing debt, (B) indebtedness of any subsidiary of Seller to Seller or another subsidiary of Seller, or (C) in the ordinary course of business consistent with past practice;

(xiii)	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by any Governmental Authority;

(xiv)	materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

(xv)	sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Authority;

(xvi)	change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any Governmental Authority;

(xvii)	purchase mortgage loan servicing rights and, other than in the ordinary course of business consistent with past practice, sell any mortgage loan servicing rights;

(xviii)	commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Seller and the Seller Subsidiaries;

(xix)	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or reorganization;

(xx)	make or change any material Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xxi)	(A) knowingly take any action that would, or would be reasonably expected to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (B) knowingly take any action that is intended or is reasonably expected to result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (2) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (3) a material violation of any provision of this Agreement; or

(xxii)	enter into any agreement to do any of the foregoing.

(c)	Maintenance of Property. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not have a material adverse effect on Seller.

(d)	Performance of Obligations. Seller shall, and shall cause the Seller Subsidiaries to, perform all of their respective obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Seller.

(e)	Maintenance of Business Organization. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key Seller Employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them.

(f)	Insurance. Seller shall, and shall cause the Seller Subsidiaries to, maintain insurance coverage with reputable insurers, which, in respect of the amounts, premiums, types and risks insured, were maintained by them at the Seller Balance Sheet Date, and upon the renewal or termination of such insurance, Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers, in respect of amounts, premiums, types and risks insured that are, in the aggregate, not materially less favorable than those maintained by Seller and the Seller Subsidiaries at the Seller Balance Sheet Date.

(g)

Access to Information. Upon reasonable notice in advance, Seller shall, and shall cause the Seller Subsidiaries to, afford to Buyer and to Buyer’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, contracts, commitments, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, Seller shall, and shall cause the Seller Subsidiaries to, make available to Buyer on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request (including the financial and tax work papers of BKD, LLP); provided, however, that Buyer shall not unreasonably interfere with Seller’s business operations. Seller and the Seller Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would result in the loss of the attorney-client privilege of Seller or the Seller Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

5.02. Notification

Between the date of this Agreement and the Closing Date, Seller shall promptly notify Buyer in writing if Seller becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of any of Seller’s or Seller Sub’s representations and warranties or (b) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Seller Disclosure Schedule, Seller shall promptly deliver to Buyer a supplement to the Seller Disclosure Schedule specifying such change (“Updated Seller Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Seller Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Buyer. During the same period, Seller shall promptly notify Buyer of (i) the occurrence of any breach in any material respect of any of Seller’s or Seller Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably expected, individually or taken with all other facts, events or circumstances known to Seller, to result in a material adverse effect with respect to Seller.

5.03. No Solicitation

(a) Seller shall not and shall cause Seller Sub and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Seller and Seller Sub (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any person from, waive any provisions of, or fail to use reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which Seller is a party; (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal; or (v) take any action to render the provisions of any Takeover Laws inapplicable to any person (other than Buyer or the Buyer Subsidiaries) or group in connection with any Acquisition Proposal. Any violation of the foregoing restrictions by any of the Seller Representatives, whether or not such Seller Representative is so authorized and whether or not such Seller Representative is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Agreement by Seller. Seller and Seller Sub shall, and shall cause each of the Seller Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person conducted heretofor with respect to any of the foregoing.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Seller or Seller Sub; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Seller or the Seller Subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Seller or the Seller Sub; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Seller or the Seller Sub; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding the provisions of Section 5.03(a), Seller may take any of the actions described in clause (ii) of Section 5.03(a) if, but only if, (i) Seller has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.03; (ii) Seller’s Board of Directors (the “Seller Board”) determines in good faith, after consultation with and having considered the advice of its outside legal counsel, that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Kentucky law; (iii) Seller has provided Buyer with at least two (2) business days prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal, Seller receives from such person a confidentiality agreement with terms no less favorable to Seller than those contained in the confidentiality agreement between Seller and Buyer. Seller shall promptly provide to Buyer any non-public information regarding Seller or the Seller Subsidiaries provided to any other person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Seller shall promptly (and in any event within twenty-four (24) hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Seller or the Seller Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, such notice shall include copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Seller shall keep Buyer informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Seller Board nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose to withdraw, withhold, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger and the Bank Merger), the Seller Board Recommendation (as defined in Section 7.06(f)), or make any statement, filing or release, in connection with the Seller Meeting (as defined in Section 7.06(e)) or otherwise, inconsistent with the Seller Board Recommendation;

(ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Seller or the Seller Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction or (B) requiring Seller to abandon, terminate or fail to consummate the Merger, the Bank Merger or any other transaction contemplated by this Agreement.

(e) Nothing contained in this Agreement shall prevent Seller or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(f) Notwithstanding the provisions of Section 5.03(d), prior to the date of the Seller Meeting (as defined in Section 7.06(e)), the Seller Board may approve or recommend to the shareholders of Seller a Superior Proposal (as defined below) and withdraw, qualify or modify the Seller Board Recommendation in connection therewith (a “Seller Subsequent Determination”) after the third business day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Seller advising Buyer that the Seller Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.03) constitutes a Superior Proposal (it being understood that Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Seller proposes to accept) if, but only if, (i) the Seller Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Kentucky law, (ii) during the three (3) business day period after receipt of the Notice of Superior Proposal by Buyer, Seller and the Seller Board shall have cooperated and negotiated in good faith with Buyer and give due consideration to such adjustments, modifications or amendments to the terms and conditions of this Agreement as may be proposed by Buyer in making a determination whether Seller will proceed with the Seller Board Recommendation without a Seller Subsequent Determination; provided, however, that neither Buyer nor Seller shall have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller Board has again in good faith made the determination (A) in clause (i) of this Section 5.03(f) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the Seller Board Recommendation or the making of a Seller Subsequent Determination by the Seller Board shall not change the approval of the Seller Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Bank Merger.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Seller Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and Seller’s Financial Advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Seller common stock or all, or substantially all, of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the Seller Shares that is more favorable, from a financial point of view, than the consideration to be paid to Seller’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to Seller’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

5.04. Delivery of Information

Seller shall furnish to Buyer promptly after such documents are available: (a) all reports, proxy statements or other communications by Seller to its shareholders generally; and (b) all press releases relating to any transactions.

5.05. Takeover Laws

Seller shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Voting Agreements, the Merger and the Bank Merger from the requirements of any Takeover Law applicable to it and comparable provisions in the articles of incorporation or bylaws of Seller or Seller Sub, and (b) assist in any challenge by Buyer to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

5.06. No Control

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or the Seller Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

5.07. Exchange Listing

Seller shall take all necessary actions, and Buyer shall provide reasonable cooperation in connection with same, in order to effect the delisting of the Seller Shares from the Nasdaq Global Select Market and the termination of Seller’s registration under the Exchange Act effective contemporaneously with the Effective Time.

5.08. Section 16

Prior to the Effective Time, Seller shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of Seller (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who is subject to Section 16 of the Exchange Act.

5.09. Seller Classified Loans

(a) Seller shall promptly (i) after the end of each quarter after the date hereof, (ii) at other times after reasonably requested by Buyer and (iii) upon Closing, provide Buyer with a complete and accurate list, including the amount, of all Loans of Seller and its Subsidiaries subject to each type of classification of the Classified Loans.

(b) Prior to the Effective Time, Seller shall use its commercially reasonable efforts to enter into contracts for the sale of the Classified Loans identified in Section 5.09 of the Seller Disclosure Schedule, which Classified Loans have been selected by Buyer and Seller for disposition, on terms reasonably satisfactory to Buyer and Seller; provided, however, that nothing herein shall require any such sale prior to the Effective Time if Seller reasonably determines any such sale to be contrary to the best interests of Seller or safe and sound banking practice; provided, further, that nothing in this Section 5.09 shall give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries prior to the Effective Time. Buyer shall indemnify the Seller and the Seller Subsidiaries for any losses, fees, expenses and charges incurred by Seller in connection therewith if the Merger is not consummated in accordance with the terms of this Agreement.

5.10. 401(k) Plan Matters; Other Benefit Plan Matters

(a) 401(k) Plan Matters. Buyer in its sole discretion may elect to (i) have Seller terminate the Seller Sub’s 401(k) Plan (the “Seller 401(k) Plan”) immediately prior to the Effective Time and contingent upon the occurrence of the Closing by resolutions adopted by the boards of directors of Seller and Seller Sub, on terms acceptable to Buyer, or (ii) merge the Seller 401(k) Plan with and into the Buyer’s Employee Stock Ownership and 401(k) plan (the “Buyer 401(k) Plan”) after the Effective Time. In no event shall the Seller 401(k) Plan be merged with and into the Buyer 401(k) Plan, unless Buyer determines in its reasonable judgment that (A) the Seller 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Seller 401(k) Plan and as to its operation, and (B) there are no facts in existence that would be reasonably expected to adversely affect the qualified status of the Seller 401(k) Plan.

If Buyer determines in its sole discretion not to merge the Seller 401(k) Plan into the Buyer 401(k) Plan and that the Seller 401(k) Plan should be terminated immediately prior to the Effective Time, Seller agrees to take all action necessary to have the Seller 401(k) Plan terminated immediately prior to the Effective Time; provided, that Buyer has delivered to Seller written notice of Buyer’s determination to terminate the Seller 401(k) Plan at least thirty (30) days prior to the Closing Date; and provided, further, that Buyer agrees that prior to such termination, Seller is permitted to amend the Seller 401(k) Plan, to the extent permitted under applicable law and guidance, to allow the rollover in kind of any outstanding plan loans held in participant accounts. If Buyer determines that the Seller 401(k) Plan should be so terminated, the accounts of all participants and beneficiaries in the Seller 401(k) Plan as of such termination shall become fully vested upon termination of the Seller 401(k) Plan. As soon as practicable following the Effective Time, the account balances in the Seller 401(k) Plan shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with plan terms. Buyer agrees to permit Continuing Employees to rollover their account balances in the Seller 401(k) Plan to the Buyer 401(k) Plan, including the in-kind rollover of plan loans, which Buyer agrees in such event to administer according to their terms. Prior to taking any such action, Seller and Seller Sub shall provide Buyer with a copy of such resolutions or consent in connection with such Seller 401(k) Plan termination, and shall consider any comments provided by Buyer in good faith. Buyer shall indemnify Seller and the Seller Subsidiaries for any losses, fees, expenses and charges incurred by Seller in connection with the termination of the Seller 401(k) Plan if the Merger is not consummated in accordance with the terms of this Agreement.

(b) Other Benefit Plans. Immediately prior to the Effective Time and subject to the occurrence of the Effective Time, Seller and Seller Sub shall, at the request of Buyer, freeze or terminate each other Seller Compensation and Benefit Plan as requested by Buyer subject to and in accordance with applicable law.

ARTICLE SIX

FURTHER COVENANTS OF BUYER

6.01. Access to Information

Buyer shall furnish to Seller promptly after such documents are available: (i) all reports, proxy statements or other communications by Buyer to its shareholders generally; and (ii) all press releases relating to any transactions.

6.02. Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants

(a)

Employees of Seller and Seller Sub (other than employees who are otherwise parties to employment, severance or change in control agreements) (i) who are not offered the opportunity to continue as employees following the Effective Time or (ii) who are terminated without cause within six (6) months after the Effective Time, shall be entitled to receive (A) the severance compensation set forth in Section 6.02(a) of the Buyer Disclosure Schedule, (B) accrued benefits, including paid time off, through the date of separation, (C) any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage, and (D) outplacement consultation services of a type and nature to be agreed upon by Seller and Buyer prior to the Effective Time and with a cost of up to $2,000 for each such employee of Seller or Seller Sub. Nothing in this Section 6.02 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law. From and after the Effective Time, the Employees of Seller and Seller Sub who remain employees of Buyer or any Buyer Subsidiary after the Effective Time (including employees who are parties to employment or change in control agreements) (“Continuing Employees”) shall be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under the Buyer Compensation and Benefit Plans (excluding for this purpose any equity-based incentive plans). Each Continuing Employee shall be credited with years of service with Seller or Seller Sub for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the employee benefit plans of Buyer, and shall retain the vacation accrual earned under Seller’s vacation policy as of the Effective Time so that such Continuing Employee shall receive under Buyer’s vacation policy a vacation benefit no less than what such Continuing Employee had earned under Seller’s vacation policy as of the Effective Time; provided, however, that any future accrual of benefits shall be in accordance with Buyer’s vacation policy, subject to carryover limitations applicable to such future accruals. In addition, Continuing Employees who become eligible to participate in a Buyer Compensation and Benefit Plan following the Effective Time (i) shall receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Seller Compensation and Benefit Plan during the portion of the applicable plan year prior to such participation, and (ii) shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Seller Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage. For purposes of clarification, and not by way of limitation, all Continuing Employees shall commence participation in Buyer 401(k) Plan as of the Effective Time, but such Continuing Employees shall not be eligible to participate in Buyer’s Defined Benefit Pension Plan (the “Defined Benefit Pension Plan”), participation in which has been frozen since July 31, 2007. The foregoing covenants shall survive the Merger, and Buyer shall, before the Effective Time, adopt resolutions that amend its tax-qualified retirement plans to the extent necessary to provide for the service credits applicable to Continuing Employees referenced herein.

(b)	Concurrently with the execution of this Agreement, Seller, Seller Sub, Buyer and Buyer Sub shall enter into amendments to the respective employment agreements with each of Lloyd C. Hillard, Jr., J. David Smith, Jr., Brenda Gayler and Mark A. Hampton.

(c)

As of the Effective Time and except as specifically provided elsewhere in this Agreement, Buyer shall succeed Seller as sponsor and administrator of the Seller Compensation and Benefit Plans and shall take such action as necessary to effectuate such changes. Subject to Sections 6.02(a) and except as specifically provided elsewhere in this Agreement, Buyer may terminate, merge or amend any Seller Compensation and Benefit Plan or may cease contributions to any Seller Compensation and Benefit Plan to the extent permitted by applicable law; provided, however, that Buyer will provide any benefits to which Seller Employees or their respective spouses, former spouses or other qualifying beneficiaries may be entitled by reason of qualifying events occurring prior to, on or after the Effective Time by virtue of any provisions of any employee welfare benefit plan or group insurance contract or any laws, statutes or regulations requiring any continuation of benefit coverage upon the happening of certain events, such as the termination of employment or change in beneficiary or dependent status, including, without limitation, such requirements under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, from and after the Effective Time through the remaining legally-required period of coverage.

(d)	(i)Buyer shall provide a retention pool in the aggregate amount set forth in Section 6.02(d)(i) of the Buyer Disclosure Schedule (the “Retention Pool”) for the purposes of retaining the services of employees of the Seller and the Seller Subsidiaries (“Retention Employees”) who are key employees. The Chief Executive Officer of the Seller shall determine, subject to approval by the President and Chief Executive Officer of the Buyer, the Retention Employees eligible to receive retention awards from the Retention Pool (each, a “Retention Bonus”) and any criteria for payment of the Retention Bonus, and shall determine the final allocation of payments from the Retention Pool. Any Retention Bonus shall be intended to retain the services of the recipient through, and shall be payable (unless such recipient’s employment is terminated (A) by Buyer or Buyer Sub for cause or (B) by such recipient without good reason, as the case may be, at such time) at, the end of the month following the conversion of the data processing and information technology systems of Seller (the “Data Conversion”).

(ii) Buyer or Buyer Sub shall enter into agreements with the Seller Employees identified in Section 6.02(d)(ii) of the Buyer Disclosure Schedule pursuant to which agreements Buyer will agree to grant restricted Buyer Shares which will cliff-vest on the third anniversary of the grant date if such Seller Employee remains employed by Buyer or Buyer Sub at that time (the “Retention Restricted Stock Agreements”), subject to the terms of the individual Retention Restricted Stock Agreements. Grants under the Retention Restricted Stock Agreements shall be made and become effective only upon the applicable Seller Employees becoming employees of the Buyer or Buyer Sub at or after the Effective Time. No grants under the Retention Restricted Stock Agreements will be made or become effective before the Effective Time and Buyer will have no obligation to make such grants if this Agreement is terminated pursuant to Section 11.01.

6.03. Exchange Listing

Buyer shall file a listing application with the Nasdaq for the Buyer Shares to be issued to the former holders of Seller Shares in the Merger at the time prescribed by applicable rules and regulations of the Nasdaq, and shall use commercially reasonable efforts to cause the Buyer Shares to be issued in connection with the Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, prior to the Closing Date. In addition, Buyer will use its reasonable best efforts to maintain its listing on the Nasdaq Global Select Market.

6.04. Notification

Between the date of this Agreement and the Closing Date, Buyer shall promptly notify Seller in writing if Buyer becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of any of Buyer’s or Buyer Sub’s representations and warranties or (ii) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Buyer Disclosure Schedule, Buyer shall promptly deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change (“Updated Buyer Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Buyer Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Seller. During the same period, Buyer shall promptly notify Seller of (i) the occurrence of any breach in any material respect of any of Buyer’s or Buyer Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Buyer, to result in a material adverse effect with respect to Buyer.

6.05. Takeover Laws

Buyer shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Merger and the Bank Merger from the requirements of any Takeover Law and from any provisions under its articles of incorporation and bylaws, as applicable, by action of the Board of Directors of Buyer or otherwise, and (b) assist in any challenge by Seller to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

6.06. Officers’ and Directors’ Indemnification and Insurance

(a)	From and after the Effective Time, each of Buyer and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Seller and its Subsidiaries (in each case, when acting in such capacity) (each an “Indemnified Party”) against any costs or expenses (including reasonable attorney’s fees ), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Seller or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Seller pursuant to applicable law as effect on the date of this Agreement, the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; and Buyer and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Seller pursuant to the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under applicable law as effect on the date of this Agreement or the Seller’s articles of incorporation and bylaws.

(b)	For a period of six (6) years after the Effective Time the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Seller (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however that the Surviving Corporation shall not be obligated to expend an amount more than 150% of the current annual amount expended by Seller (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Seller, in consultation with, but only upon the consent of Buyer, may obtain at or prior to the Effective Time a six-year “tail” policy under Seller’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed the Premium Cap.

(c)

If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the stock of the Surviving Corporation or all or substantially all of its assets, to any person, then, and in each such case, Buyer shall cause proper provision to be made so that the successor and assign of Buyer or the Surviving Corporation assumes the obligations set forth in this Section and in such event all references to the Surviving Corporation in this Section shall be deemed a reference to such successor and assign.

(d)	Any Indemnified Party wishing to claim indemnification under Section 6.06(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 6.06(a) unless and only to the extent that Buyer is actually and materially prejudiced as a result of such failure.

(e)	The provisions of this Section 6.06 shall survive consummation of the Merger and are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.07. Appointment of Seller Director to Board of Directors; Advisory Board

(a) Buyer and Buyer Sub shall appoint one of the current directors of Seller (the “Seller Appointee”) to the Board of Directors of Buyer and Buyer Sub, which appointment shall be effective as of the Effective Time. The Seller Appointee shall serve until the next annual meeting of the shareholders of Buyer, and Buyer shall include the Seller Appointee on the list of nominees for which Buyer’s Board of Directors shall solicit proxies at such meeting and subsequent meetings until the Seller Appointee has served at least a full three-year term, unless such person earlier resigns or is removed for cause in accordance with Buyer’s or Buyer Sub’s Articles of Incorporation and Bylaws, as applicable.

(b) Buyer shall cause Buyer Sub to (i) create an advisory board for the Kentucky market currently served by Seller Sub after the Effective Time, (ii) appoint each then current director of Seller to such advisory board, (iii) maintain such advisory board as so composed for at least twelve (12) months after the Effective Time, and (iv) provide advisory board members who are not employees of Buyer or Buyer Sub after the Closing Date with compensation equal, on an annual basis, to that received generally by members of the Board of Directors of Seller and Seller Sub in the fiscal year ended December 31, 2017 for service on the Board of Directors of Seller and Seller Sub.

6.08. Operation of Business

Buyer’s business, and the business of each of the Buyer Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Without the written consent of Seller, Buyer shall not, and shall cause each of the Buyer Subsidiaries not to, take any action that would have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation except, in each case, as may be required by applicable law or regulation. In addition, Buyer shall use reasonable best efforts to cause the Merger and Bank Merger to qualify as a reorganization with the meaning of Section 368(a) of the Code.

6.09. Buyer Forbearances

From the date hereof until the Effective Time, except as set forth in the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Seller, Buyer will not, and will cause the Buyer Subsidiaries not to, knowingly take any action that would, or would be reasonably expected to, (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article Eight not being satisfied or, with respect to the conditions set forth in Section 8.03(b), being materially delayed, or (z) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

6.10 Seller Shares

Buyer or Buyer Sub shall vote or cause to be voted all Seller Shares owned by them directly or indirectly or for which they have voting authority as of the record date for the Seller Meeting in favor of this Agreement and the Merger.

6.11. Section 16

Prior to the Effective Time, Buyer shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition of equity securities of Buyer (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who becomes an officer or director of Buyer as of or following the Effective Time and who is subject to Section 16 of the Exchange Act.

ARTICLE SEVEN

FURTHER OBLIGATIONS OF THE PARTIES

7.01. Confidentiality

Except for the use of information in connection with the Registration Statement described in Section 7.06 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information, including any electronic or paper copies, reproductions, extracts or summaries thereof (collectively, the “Information”), received by each of Buyer and Seller, and by the directors, officers, employees, advisors and representatives of Buyer and Seller and their respective Subsidiaries (the “Representatives”) pursuant to the terms of this Agreement, shall be kept in strictest confidence; provided that subsequent to the filing of the Registration Statement with the SEC, this Section 7.01 shall not apply to information included in the Registration Statement or to be included in the Proxy Statement/Prospectus to be sent to the shareholders of Seller under Section 7.06. Seller and Buyer agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Buyer shall, and shall cause their respective Representatives to, hold the Information in strictest confidence and not use, and not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Buyer to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, Seller and Buyer shall return promptly all copies of the Information (including any electronic or paper copies, reproductions, extracts or summaries thereof) provided to the other, or certify to such other party hereto the complete destruction of such Information (whether in written form, electronically stored or otherwise); provided, however, that Buyer and Seller shall be permitted to retain back-up files created in accordance with their respective document retention and disaster recovery systems and policies.

7.02. Necessary Further Action

Each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all necessary actions and execute all additional documents, agreements and instruments required to consummate the transactions contemplated in this Agreement.

7.03. Cooperative Action

Subject to the terms and conditions of this Agreement, each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all further actions and execute all additional documents, agreements and instruments that may be reasonably required, in the opinion of counsel for Seller and Seller Sub and counsel for Buyer and Buyer Sub, to obtain all necessary approvals from all Governmental Authorities and Regulatory Authorities as required by Section 8.03(b) hereof, so that this Agreement and the transactions contemplated hereby will become effective as promptly as practicable. In addition, each party shall take such action as may be reasonably required by the other party, if such required action may necessarily and lawfully be taken to reverse the impact of any past action, if such past action would, in the reasonable opinion of each party, adversely impact the ability of the Merger to be characterized as a reorganization under Section 368 of the Code.

7.04. Satisfaction of Conditions

Each of Buyer, Buyer Sub, Seller and Seller Sub shall use its reasonable best efforts to satisfy all of the conditions to this Agreement and to cause the consummation of the transactions described in this Agreement, including making all applications, notices and filings with Governmental Authorities and Regulatory Authorities and taking all steps to secure promptly all consents, rulings and approvals of Governmental Authorities and Regulatory Authorities that are necessary for the performance by each party of each of its obligations under this Agreement and the transactions contemplated hereby.

7.05. Press Releases

None of Buyer, Buyer Sub, Seller or Seller Sub shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other parties hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or the rules and regulations of the Nasdaq to be made before such consent can be obtained.

7.06. Registration Statement; Proxy Statement; Shareholders’ Meeting

(a)

As soon as reasonably practicable following the date hereof, Buyer shall prepare, in consultation with Seller and with Seller’s cooperation, mutually acceptable proxy material that shall constitute the Proxy Statement/prospectus relating to the matters to be submitted to the Seller shareholders at the Seller Meeting (such Proxy Statement/Prospectus and all amendments or supplements thereto, the “Proxy Statement/Prospectus”), and Buyer shall file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Shares in the Merger (such registration statement and all amendments or supplements thereto, the “Registration Statement”). Each of Seller and Buyer shall use all commercially reasonable efforts to cause the Registration Statement including the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also shall use all commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller shall promptly furnish to Buyer all information concerning Seller, the Seller Subsidiaries and the Seller Officers, Seller Directors and shareholders of Seller and the Seller Subsidiaries as Buyer reasonably may request in connection with the foregoing. Buyer shall promptly notify Seller upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall promptly provide Seller with copies of all correspondence between Buyer and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration

Statement (or any amendment or supplement thereto) or filing or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Buyer (i) shall provide Seller with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by Seller, and (iii) shall not file or mail such document or respond to the SEC prior to receiving Seller’s approval, which approval shall not be withheld, conditioned or delayed unreasonably.

(b)	Each of Seller and Buyer agrees, as to itself and its respective Seller Subsidiaries or Buyer Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC and at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, as of the date such Proxy Statement/Prospectus is mailed to shareholders of Seller and up to and including the date of the meeting of Seller’s shareholders to which such Proxy Statement/Prospectus relates, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)	Each of Seller and Buyer shall, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Registration Statement and the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement and the Proxy Statement/Prospectus.

(d)	Buyer shall advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(e)	Seller shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Meeting”) for the purpose of adopting this Agreement and approving the transactions contemplated hereby, regardless of whether the Seller Board determines at any time that this Agreement or the Merger is no longer advisable, recommends that the shareholders of Seller reject this Agreement or the Merger or makes a Seller Subsequent Determination. Seller shall cause the Seller Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than 60 days after the effectiveness of the Registration Statement.

(f)

Subject to Section 5.03 hereof, (i) the Seller Board shall recommend that Seller’s shareholders vote to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Seller’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Seller Board Recommendation”), and (ii) the Proxy Statement/Prospectus shall include the Seller Board Recommendation. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section 7.06 shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other person of any Acquisition Proposal except under circumstances that would permit Seller to terminate this Agreement under Section 11.01(d)(iii) in connection with a Superior Proposal. Seller shall use reasonable best efforts to obtain the Required Seller Vote (including, if requested by Buyer at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

7.07. Regulatory Applications

Buyer, Buyer Sub, Seller, Seller Sub and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings (but in any event to effect all such filings within ninety (90) days of the date of this Agreement), and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities, including, as applicable, without limitation, those required to be filed with the Federal Reserve, the FDIC, the WVDFI and the Department, as well as pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, in any event that are necessary to consummate the transactions contemplated by this Agreement. Each of Buyer and Seller shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto shall consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party shall, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its Subsidiaries to any third party or Governmental Authority or Regulatory Authority.

7.08. Coordination of Dividends

After the date of this Agreement, Seller shall coordinate with Buyer the payment of any dividends authorized under Section 5.01(b)(iv) and the record date and payment dates relating thereto, it being the intention of the parties hereto that the holders of Seller Shares (who will become holders of Buyer Shares following the Closing) shall not receive two dividends, or fail to receive one dividend, from Seller and/or Buyer for any single calendar quarter; provided, however, that the annualized dividend payable on Seller Shares will adjust to Buyer’s dividend only subsequent to the Closing Date.

7.09. Transition and Data Conversion

(a)	Commencing on the date of this Agreement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of Seller and the Seller Subsidiaries with the businesses of Buyer and the Buyer Subsidiaries, without taking action that would, in effect, give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries, or otherwise violate applicable laws. From the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Seller and the Seller Subsidiaries in the ordinary course of business and applicable law, Seller shall use all commercially reasonable efforts to cause the employees and officers of Seller and the Seller Subsidiaries to reasonably cooperate with Buyer and Buyer Sub in performing tasks reasonably required in connection with such integration.

(b)	Without limiting the generality of the immediately preceding paragraph, Buyer agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of affecting the Data Conversion within a reasonable period after the Effective Time. Seller agrees to cooperate with Buyer in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Seller’s and the Seller Subsidiaries’ information and data systems; provided, however, that Seller shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Seller takes, at the request of Buyer, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Buyer shall indemnify Seller for all such fees, charges and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Agreement by Seller or Seller Sub or the termination of this Agreement by Buyer pursuant to Section 11.01 (c)(iii).

ARTICLE EIGHT

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

8.01. Conditions to the Obligations of Buyer and Buyer Sub

The obligations of Buyer and Buyer Sub under this Agreement shall be subject to the satisfaction, or written waiver by Buyer prior to the Closing Date, of each of the following conditions precedent:

(a)	The representations and warranties of Seller and Seller Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date (except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect); and Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)	Seller shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing, and Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub by their respective chief executive officers and chief financial officers, to such effect.

(c)	Buyer shall have requested and received the written opinion of K&L Gates LLP (“K&L”), tax counsel to Buyer, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger and the Bank Merger will each be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, K&L will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Buyer reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)	Buyer shall have obtained the consent or approval of each person (other than Governmental Authorities and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument set forth in Section 8.01(d) of the Buyer Disclosure Schedule.

(e)	Seller Dissenting Shares shall constitute no more than ten percent (10%) of the outstanding Seller Shares.

8.02. Conditions to the Obligations of Seller and Seller Sub

The obligations of Seller and Seller Sub under this Agreement shall be subject to satisfaction, or written waiver by Seller prior to the Closing Date, of each of the following conditions precedent:

(a)	The representations and warranties of Buyer and Buyer Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date (except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect); and Seller and Seller Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub by Buyer’s chief executive officer and chief financial officer to such effect.

(b)	Buyer shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those related to the Closing, and Seller and Seller Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub by Buyer’s chief executive officer and chief financial officer to such effect.

(c)	Seller shall have requested and received the written opinion of Squire Patton Boggs (US) LLP, counsel to Seller (“Seller’s Counsel”), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger and the Bank Merger will each be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Seller’s Counsel will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Seller reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

8.03. Mutual Conditions

The obligations of Seller and Buyer under this Agreement shall be subject to the satisfaction, or written waiver by Buyer and Seller prior to the Closing Date, of each of the following conditions precedent:

(a)	The shareholders of Seller shall have approved this Agreement by the Required Seller Vote.

(b)	All approvals of Governmental Authorities and Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

(c)	No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No Governmental Authority or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by this Agreement or making the Merger or the Bank Merger illegal.

(d)	The Registration Statement shall have been declared effective under the Securities Act and no stop-order or similar restraining order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

(e)	Buyer shall have received all authorizations and approvals necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby, and no order restraining the ability of Buyer to issue Buyer Shares pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities administrator.

(f)	The Buyer Shares to be issued in the Merger shall have been approved for listing on the Nasdaq Global Select Market subject to official notice of issuance.

ARTICLE NINE

CLOSING

9.01. Closing

The closing (the “Closing”) of the transactions contemplated by this Agreement shall be held at Buyer’s main office in Wheeling, West Virginia, commencing at 9:00 a.m. local time, on a date mutually acceptable to Buyer and Seller, which date shall not be earlier than the third business day to occur after the last of the conditions set forth in Article Eight shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date); provided that no such election shall cause the Closing to occur on a date after that specified in Section 11.01(b)(i) of this Agreement or after the date or dates on which any Governmental Authority or Regulatory Authority approval or any extension thereof expires, and provided further, that if Seller has delivered a termination notice pursuant to the provisions of Section 11.01(d)(iv), the Closing Date shall be the third business day following delivery of the Buyer Top-up Notice, if any. The date of the Closing is sometimes herein called the “Closing Date.”

9.02. Closing Transactions Required of Buyer

At the Closing, Buyer shall cause all of the following to be delivered to Seller:

(a)	The certificates of Buyer and Buyer Sub contemplated by Section 8.02(a) and (b) of this Agreement.

(b)	Copies of resolutions adopted by the directors of each of Buyer and Buyer Sub (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, accompanied by a certificate of the secretary or assistant secretary of each of Buyer and Buyer Sub, as applicable, dated as of the Closing Date, and certifying (i) the date and manner of adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(c)	The opinion of K&L contemplated by Section 8.01(c) of this Agreement.

(d)	Articles of Merger for each of the Merger and Bank Merger duly executed by Buyer and Buyer Sub, as the case may be, in accordance with the WVBCA and the KBCA and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Kentucky Secretary.

9.03. Closing Transactions Required of Seller

At the Closing, Seller shall cause all of the following to be delivered to Buyer:

(a)	Articles of Merger for each of the Merger and the Bank Merger duly executed by Seller and Seller Sub, as the case may be, in accordance with the WVBCA and the KBCA and in appropriate form for filing, respectively, with the West Virginia Secretary of State and Kentucky Secretary.

(b)	The certificates of Seller and Seller Sub contemplated by Sections 8.01(a) and (b) of this Agreement.

(c)	Copies of all resolutions adopted by the directors of each of Seller and Seller Sub (i) approving and adopting this Agreement, and approving the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at a meeting of Seller’s shareholders to be held as promptly as practicable and (iv) subject to the provisions of Section 5.03 hereof, recommending that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (including the Merger), accompanied by a certificate of the secretary or the assistant secretary of each of Seller and Seller Sub, dated as of the Closing Date, and certifying (i) the date and manner of the adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(d)	The opinion of Seller’s Counsel contemplated by Section 8.02(c) of this Agreement.

ARTICLE TEN

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

10.01. Non-Survival of Representations, Warranties and Covenants

The representations, warranties and covenants of Buyer, Buyer Sub, Seller, and Seller Sub set forth in this Agreement, or in any document delivered pursuant to the terms hereof or in connection with the transactions contemplated hereby, shall not survive the Closing and the consummation of the transactions referred to herein, other than covenants that by their terms are to survive or be performed after the Effective Time (including, without limitation, those set forth in Articles One and Two, and Sections 6.02, 6.06, 6.07, 7.01, and 7.09 this Section 10.01, Section 11.02 and Article Twelve); except that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Surviving Corporation or the Surviving Bank Corporation (or any director, officer or controlling person thereof) of any defense in law or equity that otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Seller or Buyer.

ARTICLE ELEVEN

TERMINATION

11.01. Termination

This Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Seller:

(a)	By mutual written agreement of Seller and Buyer duly authorized by action taken by or on behalf of their respective Boards of Directors;

(b)	By either Seller or Buyer, if its respective Board of Directors so determines, upon written notification to the non-terminating party by the terminating party:

(i)	at any time after March 31, 2019, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(ii)	if the shareholders of Seller shall not have approved this Agreement by reason of the failure to obtain the Required Seller Vote upon a vote held at a Seller Meeting, or any adjournment thereof; or

(iii)	if the approval of any Governmental Authority or Regulatory Authority required for consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or Regulatory Authority.

(c)	By Buyer, if its Board of Directors so determines, by providing written notice to Seller:

(i)	if prior to the Closing Date, any representation and warranty of Seller or Seller Sub shall have become untrue such that the condition set forth at Section 8.01(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Seller of written notice of breach or is incapable of being cured during such time period;

(ii)	if Seller or Seller Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Seller or Seller Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Seller of written notice of such failure to comply or is incapable of being cured during such time period; or

(iii)	by Buyer, if the Board of Directors of Seller shall have (i) failed to recommend in the Proxy Statement/Prospectus that the shareholders of Seller approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Buyer, or resolved to do so, or failed to publicly reaffirm such recommendation within three (3) business days after Buyer requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Seller Shares that has been publicly disclosed (other than by Buyer or an affiliate of Buyer) within ten (10) business days after the announcement or commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, or (ii) recommended or endorsed an Acquisition Proposal, or failed to issue a press release announcing its opposition to such Acquisition Proposal within ten (10) business days after an Acquisition Proposal is publicly announced, or (iii) breached its obligations under Section 7.06(e) or Section 5.03 in any material respect; provided, however, that if the Seller Meeting is scheduled for a date that is within the ten (10) business day time periods contained in this Section 11.01(c)(iii), then: (a) such time periods shall be reduced to end on the day immediately preceding the scheduled date of the Seller Meeting; or (b) Seller may postpone or adjourn the Seller Meeting for up to, but no more than, twenty nine (29) calendar days, in which case all provisions of this Agreement shall remain in full force and effect.

(d)	By Seller, if its Board of Directors so determines, by providing written notice to Buyer:

(i)	if prior to the Closing Date, any representation and warranty of Buyer or Buyer Sub shall have become untrue such that the condition set forth at Section 8.02(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Buyer of written notice of breach or is incapable of being cured during such time period;

(ii)	if Buyer or Buyer Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Buyer or Buyer Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Buyer of written notice of such failure to comply or is incapable of being cured during such time period;

(iii)	in connection with entering into a definitive agreement to effect a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 5.03(f); or

(iv)	at any time during the five-day period commencing on the Walkaway Determination Date (the “Seller Walkaway Right”), if:

(1)	the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

(2)	(a) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Buyer Ratio”) shall be less than (b) the number obtained by dividing the Index Price (as defined below) on the Walkaway Determination Date (as defined below) by the Index Price on the Starting Date (as defined below) (the “Index Ratio”) and subtracting 0.20 from such quotient;

subject to the following. If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer; provided that such notice of election to terminate may be withdrawn by Seller at any time within the aforementioned five-day period. For purposes of this Section 11.01(d)(iv), the following terms shall have the following meanings:

“Average Closing Price” means the average of the last reported sale price per share of the Buyer Shares as reported on the Nasdaq Global Select Market, (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for each of the 15 consecutive trading days ending on the Walkaway Determination Date.

“Walkaway Determination Date” means the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which the Seller’s shareholders approve this Agreement.

“Index Price” on a given date means the closing value of the Nasdaq Bank Index as reported on Bloomberg.com, or if not reported therein, in another mutually agreed upon authoritative source.

“Starting Price” shall mean $ $42.735.

“Starting Date” shall mean April 18, 2018.

If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, non-acquisitive exchange of shares or similar transaction between the Starting Date and the Walkaway Determination Date (or establishes a record date in respect thereof), the prices for the common stock of Buyer shall be appropriately adjusted for the purposes of applying this Section 11.01(d)(iv).

11.02 Effect of Termination.

(a)	If this Agreement is validly terminated by either Seller or Buyer pursuant to Section 11.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Seller, Seller Sub, Buyer or Buyer Sub, except (i) in accordance with Section 10.01, (ii) that nothing contained herein shall relieve any party hereto from liability for any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement and (iii) as provided in paragraphs (b)-(f) below.

(b)	Seller shall promptly pay to Buyer a termination fee of $12,000,000 (the “Termination Fee”) if this Agreement is terminated by (i) Buyer pursuant to Section 11.01(c)(iii) or (ii) Seller pursuant to Section 11.01(d)(iii).

(c)	In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 11.01(b)(i) without the Required Seller Vote having been obtained, or Section 11.01(b)(ii), and (i) an Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to the date specified in Section 11.01(b)(i) or prior to the Seller Meeting, as applicable, and (ii) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee.

(d)	In the event that this Agreement is terminated by Buyer pursuant to Sections 11.01(c)(i) or (ii) and (A) an Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to any breach by Seller of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Sections 11.01(c)(i) or (ii) and (B) within twelve (12) months of such termination, Seller shall have entered into a definitive agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee.

(e)	Any payment of the Termination Fee required to be made pursuant to this Section 11.02 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by Seller pursuant to Section 11.01(d)(iii), in which case, the Termination Fee shall be payable concurrently with such termination. All payments under this Section 11.02 shall be made by wire transfer of immediately available funds to an account designated by Buyer. No payment of the Termination Fee under this Section 11.02 shall limit in any respect any rights or remedies available to Buyer relating to any breach or failure of Seller to perform any covenant or agreement set forth in Section 5.03 resulting, directly or indirectly, in the right to receive the Termination Fee under this Section 11.02. Buyer shall be reimbursed by Seller for all fees, costs and other expenses incurred by Buyer in connection with enforcing its right to any Termination Fee.

(f)	Buyer and Seller acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. The Termination Fee amounts payable by Seller pursuant to this Section 11.02 constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Buyer except in circumstances where no Termination Fee is payable. Accordingly, if Seller fails promptly to pay any amount due pursuant to this Section 11.02 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against Seller for the amount set forth in this Section 11.02, Seller shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at a rate per annum equal to three-month LIBOR (as reported in The Wall Street Journal (Northeast edition), or if not reported therein, in another authoritative source selected by the party to which the payment is due) plus 200 basis points as in effect on the date such payment was required to be made.

ARTICLE TWELVE

MISCELLANEOUS

12.01. Notices

All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand or by telecopy, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if sent by certified mail, postage prepaid, return receipt requested. All notices thereunder shall be delivered to the following addresses:

If to Seller, to:

Farmers Capital Bank Corporation

Attention: Lloyd C. Hillard, Jr.

202 W. Main Street

P.O. Box 309

Frankfort, KY 40602-0309

lhillard@farmerscapital.com

with a copy to:

Squire Patton Boggs (US) LLP

Attention: James J. Barresi

201 E. 4th Street, Suite 1900

Cincinnati, OH 45202

(513) 361-1260

james.barresi@squirepb.com

If to Buyer, to:

Wesbanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

Attn: Chief Executive Officer

Facsimile Number: 304.234.9450

with a copy to:

Phillips, Gardill, Kaiser & Altmeyer, PLLC

61 Fourteenth Street

Wheeling, WV 26003

Attn: James C. Gardill, Esq.

Any party to this Agreement may, by notice given in accordance with this Section 12.01, designate a new address for notices, requests, demands and other communications to such party.

12.02. Counterparts; Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall be deemed to constitute a single instrument. A signed copy of this Agreement transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an originally executed copy of this Agreement.

12.03. Entire Agreement; No Third-Party Rights

This Agreement and the related Non-Disclosure Agreement between Buyer and Seller’s Financial Advisor on behalf of Seller, as executed on behalf of Buyer as of February 13, 2018 (the “NDA”) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the NDA and (b) except for the provisions of Article Two, Sections 6.02, 6.06 and 6.07 of this Agreement, are not intended to confer upon any person other than the parties hereto and thereto (and their respective successors and assigns) any rights or remedies.

12.04. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns (including successive, as well as immediate, successors and permitted assigns) of the parties hereto. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

12.05. Captions

The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as part of this Agreement.

12.06. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of West Virginia without giving effect to principles of conflicts or choice of laws (except to the extent that mandatory provisions of federal law are applicable).

12.07. Payment of Fees and Expenses

Except as otherwise agreed in writing, each party hereto shall pay all costs and expenses, including legal and accounting fees, and all expenses relating to its performance of, and compliance with, its undertakings herein. All fees to be paid to Governmental Authorities and Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne by Buyer.

12.08. Amendment

From time to time and at any time prior to the Effective Time, this Agreement may be amended only by an agreement in writing executed in the same manner as this Agreement, after authorization of such action by the Boards of Directors of the Constituent Corporations; except that after the Seller Meeting, this Agreement may not be amended if it would violate the KBCA, WVBCA or the federal securities laws or the rules of the Nasdaq.

12.09. Waiver

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

12.10. Disclosure Schedules

In the event of any inconsistency between the statements in the body of this Agreement and those in the Seller Disclosure Schedule or the Buyer Disclosure Schedule (other than an exception expressly set forth as such in the Seller Disclosure Schedule or the Buyer Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

12.11. Waiver of Jury Trial

Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

12.12. Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.13 Specific Performance

The Parties agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer, Buyer Bank, Seller or Seller Sub may have at law or under this Agreement, Buyer, Buyer Bank, Seller or Seller Sub shall be entitled to specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement; provided, however, that no specific performance will be available to Buyer or Buyer Bank if Buyer has already received the Termination Fee.

[Remainder of page intentionally left blank; Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of Buyer, Buyer Sub, Seller and Seller Sub to be effective as of the date set forth in the first paragraph above.

ATTEST:	WESBANCO, INC.

/s/ Linda Woodfin	By:	/s/ Todd F. Clossin
Printed Name: Todd F. Clossin
Title: President and Chief Executive Officer

ATTEST:	WESBANCO BANK, INC.

/s/ Linda Woodfin	By:	/s/ Todd F. Clossin
Printed Name: Todd F. Clossin
Title: President and Chief Executive Officer

ATTEST:	FARMERS CAPITAL BANK CORPORATION

/s/ Ryan Newcomb	By:	/s/ Lloyd C. Hillard, Jr.
Printed Name: Lloyd C. Hillard, Jr.
Title: President and Chief Executive Officer

ATTEST:	UNITED BANK & CAPITAL TRUST COMPANY

/s/ Ryan Newcomb	By:	/s/ Lloyd C. Hillard, Jr.
Printed Name: Lloyd C. Hillard, Jr.
Title: President and Chief Executive Officer

Exhibit A

Named Executive Officers deemed Voting Agreement Shareholders

1.	Lloyd C. Hillard, Jr. (24,010 shares)

2.	Mark A. Hampton (1,474 shares)

Exhibit B

FORM OF VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of April 19, 2018, by and between WESBANCO, INC., a West Virginia corporation (“Buyer”), and the undersigned holder (the “Shareholder”) of shares of common stock, $0.125 par value ( the “Seller Shares”), of FARMERS CAPITAL BANK CORPORATION, a Kentucky corporation (“Seller”).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Wesbanco Bank, Inc., Seller and United Bank & Capital Trust Company have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for, among other things, the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns and has sole voting power with respect to the number of Seller Shares, and holds other rights to acquire the number of Seller Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as used herein, the term “Shares” means all Seller Shares held by the Shareholder on the date of this Agreement and all Seller Shares that the Shareholder purchases, acquires the right to vote or acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act, but excluding Seller Shares held by the Shareholder in a fiduciary capacity) prior to the Expiration Date (as defined in Section 2 below), whether by the exercise of any stock options or otherwise;

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 hereof), at any meeting of the shareholders of Seller, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Seller, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)	vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any action that could reasonably be expected to facilitate the Merger; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Seller contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Seller’s and Buyer’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s articles of incorporation or bylaws); and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the Effective Time, (ii) the date the Merger Agreement is terminated pursuant to Article Eleven thereof, or (iii) written notice by Buyer to Shareholder of the termination of this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares; No Voting Trusts.

(a) Until the receipt of the requisite approval of the shareholders of Seller, the Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, sell, assign, transfer, offer, exchange, pledge or otherwise dispose of or encumber (including, without limitation, by the creation of a Lien (as defined in Section 4(c) below) (each, a “Transfer”), or enter into any contract, option, commitment or other arrangement or understanding with respect to, or consent to, any Transfer of, any Shares beneficially owned by the Shareholder or the Shareholder’s voting or economic interest therein. Notwithstanding the foregoing, the Shareholder may make Transfers (a) by will or by operation of law, in which case this Agreement shall bind the transferee, (b) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, subject to the transferee’s agreement in writing, in form and substance reasonably satisfactory to Buyer, to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) to another shareholder of Seller who previously entered into a Voting Agreement with Buyer and (d) with Buyer’s prior written consent, such consent to be granted or withheld in Buyer’s sole discretion.

(b) The Shareholder agrees that the Shareholder shall not, and shall not permit any entity under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with the Buyer.

4. Representations and Warranties of Shareholder. Except as set forth on Schedule 2, the Shareholder hereby represents and warrants to Buyer as follows:

(a)	the Shareholder has the complete and unrestricted power and the unqualified right to enter into, execute, deliver and perform his or her obligations under this Agreement, and no consent, approval, authorization or filing on the part of the Shareholder is required in connection therewith;

(b)	this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding agreement of Buyer, is a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Shareholder beneficially owns the number of Shares indicated on Schedule 1 (the “Original Shares”), free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”);

(d)	except pursuant to this Agreement, the Shareholder has sole, and otherwise unrestricted, voting and investment power with respect to the Original Shares, and there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares;

(e)	the Shareholder does not beneficially own any Seller Shares other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Seller Shares or any security exercisable for or convertible into shares of Seller Shares indicated on Schedule 1;

(f)	the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach of or default (with or without notice or lapse of time or both) under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder or the Shareholder’s property or assets is subject.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, solely in his or her capacity as a shareholder of Seller, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his or her affiliates to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his or her representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or any Seller Subsidiary or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

6. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and the Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Shareholder, in addition to any other remedy that Buyer may have at law or in equity. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder hereunder may be assigned without the prior written consent of Buyer.

7. No Waivers. No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach by the Shareholder or any other such shareholder of Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Buyer shall have no authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

9. Capacity as Shareholder. The Shareholder is signing this Agreement solely in the Shareholder’s capacity as a shareholder of Seller, and not in the Shareholder’s capacity as a director, officer or employee of Seller or any Seller Subsidiary or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way (a) restrict a director and/or officer of Seller in the exercise of his or her fiduciary duties, consistent with the terms of the Merger Agreement, as a director and/or officer of Seller or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or (b) prevent or be construed to create any obligation on the part of any director and/or officer of Seller or any trustee or fiduciary of any employee benefit plan or trust from taking any action or omitting to take any action in such capacity.

10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the purpose and intent of this Agreement.

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Buyer. The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the SEC and in any press release or other disclosure document the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments and obligations pursuant to this Agreement.

15. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of West Virginia, without giving effect to the principles of conflicts of laws thereof that would cause the application of the laws of any other jurisdiction.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Seller has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Seller’s articles of incorporation or bylaws, the Merger pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first written above.

SHAREHOLDER

Name:

WESBANCO, INC.

By:
Name:
Title:

Schedule 1

Schedule 2

Annex B

April 19, 2018

The Board of Directors

Farmers Capital Bank Corporation

202 West Main Street

P.O. Box 309

Frankfort, KY 40602

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Farmers Capital Bank Corporation (“Farmers Capital”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of Farmers Capital with and into WesBanco, Inc. (“WesBanco”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Farmers Capital, United Bank & Capital Trust Company, a wholly-owned subsidiary of Farmers Capital (“United Bank”), WesBanco and WesBanco Bank, Inc., a wholly-owned subsidiary of WesBanco (“WesBanco Bank”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of WesBanco, WesBanco Bank, Farmers Capital, United Bank, or any holder of shares of common stock, par value $0.125 per share, of Farmers Capital (“Farmers Capital Common Stock”), each share of Farmers Capital Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Farmers Capital Common Stock held, directly or indirectly, by WesBanco or Farmers Capital or any of their respective subsidiaries (not including Trust Account Shares and DPC Shares (each as defined in the Agreement)) and (ii) Seller Dissenting Shares (as defined in the Agreement)) shall be converted into and exchangeable for the right to receive: (i) $5.00 in cash (the “Cash Consideration”) and (ii) 1.053 shares of common stock, par value $2.0833 per share, of WesBanco (“WesBanco Common Stock,” and such number of shares of WesBanco Common Stock, the “Stock Consideration”). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately after and subject to the Effective Time, United Bank will merge with and into WesBanco Bank, with WesBanco Bank as the surviving entity (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Farmers Capital and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and each of WesBanco and United Bank), may from time to time purchase securities from, and sell securities to, Farmers Capital and WesBanco. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Farmers Capital and WesBanco for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of

Keefe, Bruyette & Woods, a Stifel Company

The Board of Directors – Farmers Capital Bank Corporation

April 19, 2018

directors of Farmers Capital (the “Board”) in rendering this opinion and will receive a fee from Farmers Capital for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, Farmers Capital has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Farmers Capital, but did not receive compensation for such services. In April 2017, KBW was engaged by Farmers Capital to act as financial advisor to Farmers Capital in connection with its consideration of a potential strategic transaction that was not consummated. In the past two years, KBW has provided investment banking and financial advisory services to WesBanco, but did not receive compensation for such services. In February 2017, KBW was engaged by WesBanco to act as financial advisor to WesBanco in connection with its consideration of a separate potential strategic transaction that was not consummated. We may in the future provide investment banking and financial advisory services to Farmers Capital or WesBanco and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Farmers Capital and WesBanco and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated April 10, 2018 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of Farmers Capital; (iii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of WesBanco; (iv) certain unaudited quarterly financial results for the quarter ended March 31, 2018 of Farmers Capital (contained in the earnings press release issued by Farmers Capital on April 18, 2018); (v) certain unaudited quarterly financial results for the period ended March 31, 2018 of WesBanco (contained in the Current Report on Form 8-K filed by WesBanco with the Securities and Exchange Commission on April 17, 2018); (vi) certain regulatory filings of Farmers Capital and WesBanco and their respective subsidiaries, including the quarterly reports on Form Y-9C and the quarterly call reports required to be filed with respect to each quarter during the three-year period ended December 31, 2017; (vii) certain other interim reports and other communications of Farmers Capital and WesBanco provided to their respective shareholders; and (viii) other financial information concerning the businesses and operations of Farmers Capital and WesBanco that was furnished to us by Farmers Capital and WesBanco or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Farmers Capital and WesBanco; (ii) the assets and liabilities of Farmers Capital and WesBanco; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for WesBanco and Farmers Capital with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018 earnings per share), as well as assumed long-term Farmers Capital growth rates that were provided to us by Farmers Capital management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of WesBanco that were prepared and provided to us by WesBanco management, and used and relied upon by us at the direction of Farmers Capital management and with the consent of the Board; (vii) pro forma balance sheet and capital data of WesBanco as of March 31, 2018, giving effect to WesBanco’s recently completed acquisition of First Sentry Bancshares, Inc., that were prepared and provided to us by WesBanco management, and used and relied upon by us at the direction of Farmers Capital management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on WesBanco (including, without

Keefe, Bruyette & Woods, a Stifel Company	B-2

The Board of Directors – Farmers Capital Bank Corporation

April 19, 2018

limitation, the cost savings and related expenses expected to result from or be derived from the Merger) that were prepared and provided to us by WesBanco management, and used and relied upon by us at the direction of Farmers Capital management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of Farmers Capital and WesBanco regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to, and have not, assisted Farmers Capital with soliciting indications of interest from third parties regarding a potential transaction with Farmers Capital.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Farmers Capital as to the reasonableness and achievability of the publicly available consensus “street estimates” of Farmers Capital (as adjusted by Farmers Capital management in the case of 2018 earnings per share) and the assumed Farmers Capital long-term growth rates referred to above (and the assumptions and bases therefor), and we have assumed that all such information was reasonably prepared and represents, or in the case of the Farmers Capital “street estimates” referred to above that such estimates (as adjusted) are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Farmers Capital, upon WesBanco management as to the reasonableness and achievability of the financial and operating forecasts and projections of WesBanco and the estimates regarding certain pro forma financial effects of the Merger on WesBanco, all as referred to above (and the assumptions and bases for all such information, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), and we have assumed that all such information was reasonably prepared and represents the best currently available estimates and judgments of WesBanco management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the portion of the foregoing financial information of Farmers Capital and WesBanco that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Farmers Capital referred to above, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Farmers Capital and WesBanco and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Farmers Capital or WesBanco since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification

Keefe, Bruyette & Woods, a Stifel Company	B-3

The Board of Directors – Farmers Capital Bank Corporation

April 19, 2018

of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Farmers Capital and WesBanco are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Farmers Capital or WesBanco, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Farmers Capital or WesBanco under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Merger Consideration and no other consideration or payments in respect of Farmers Capital Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction (including the Bank Merger) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Farmers Capital, WesBanco or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have assumed that Farmers Capital has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Farmers Capital, WesBanco, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Farmers Capital Common Stock of the Merger Consideration to be received by such holders in the Merger. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger (including the form of the Merger Consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the Merger or any such related transaction to Farmers Capital, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that

Keefe, Bruyette & Woods, a Stifel Company	B-4

The Board of Directors – Farmers Capital Bank Corporation

April 19, 2018

KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Farmers Capital to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Farmers Capital or the Board, (iii) the fairness of the amount or nature of any compensation to any of Farmers Capital’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Farmers Capital Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Farmers Capital (other than the holders of Farmers Capital Common Stock, solely with respect to the Merger Consideration (as described herein) and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of WesBanco or any other party to any transaction contemplated by the Agreement, (v) whether WesBanco has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of Farmers Capital Common Stock at the closing of the Merger, (vi) the actual value of WesBanco Common Stock to be issued in the Merger, (vii) the prices, trading range or volume at which WesBanco Common Stock or Farmers Capital Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which WesBanco Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Farmers Capital, WesBanco, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Farmers Capital Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Farmers Capital Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company	B-5

Annex C

SECTIONS 271B.13-010 THROUGH 271B.13-310 OF THE

KENTUCKY BUSINESS CORPORATION ACT

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

271B.13-010. Definitions for subtitle.

As used in this subtitle:

(1) “Corporation” means the issuer of the shares held by a dissenter, except that in the case of a merger where the issuing corporation is not the surviving corporation, then, after consummation of the merger, “corporation” shall mean the surviving corporation.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

271B.13-020. Right to dissent.

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d) Consummation of a plan of conversion of the corporation into a limited liability company or statutory trust;

(e) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

4. Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

(f) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2);

(g) Any election by a corporation to become a public benefit corporation or pursuant to the merger of a corporation with and into a public benefit corporation; or

(h) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement except by an application for injunctive relief prior to the consummation of the corporate action.

271B.13-030. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

271B.13-200. Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2) If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

271B.13-210. Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Shall not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenter’s notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2) The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this subtitle.

271B.13-230. Duty to demand payment.

(1) A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240. Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

271B.13-250. Payment.

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2) The payment shall be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated; and

(d) A statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-260. Failure to take action.

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270. After-acquired shares.

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-280. Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

JUDICIAL APPRAISAL OF SHARES

271B.13-300. Court action.

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) day after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the Circuit Court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.